Exhibit 1

The following summarizes certain information, including financial information, that we will disclose to prospective purchasers in connection with our proposed private placement.

The disclosures set forth below should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2007.

RISK FACTORS

The following risk factors are not the only risks we face, and any of the risk factors described below could significantly and adversely affect our business, results of operations or financial condition.

Risks Relating To Our Business

The current global economic recession is likely to continue to adversely affect our business and results of operations.

A global recession is currently underway. This could be the deepest and longest global recession in over a generation. Despite the aggressive measures taken by governments and central banks thus far, there is still a significant risk that these measures may not prevent the global economy from falling into an even deeper and longer lasting recession, and even a depression. In the construction sector, declines in residential construction have broadened and intensified in the latest months in line with the spread and the worsening of the financial crisis. The adjustment process has been particularly acute in those countries which experienced the largest housing market bubbles during the credit boom years (such as the U.S., Spain, Ireland and the U.K.). The infrastructure plans already announced by many countries, including the U.S., may not stimulate economic growth or yield the expected results because of delays in implementation and/or bureaucratic issues, among other obstacles. A worsening of the current economic crisis or delays in any such plans may adversely affect demand for our products.

In the U.S., the recession, which has officially lasted for more than one year according to the Business Cycle Dating Committee of the National Bureau Economic Research’s determination that the peak in economic activity occurred in December 2007, is expected to be longer and deeper than the previous two recessions. The U.S. is facing a credit crunch expected to continue negatively affecting the housing market in the near future. Housing starts, the fundamental driver of cement demand in the residential sector, decreased by 33% in 2008 compared to 2007, according to the U.S. Census Bureau, and are currently running at historical lows of an annual rate of 550,000. A housing recovery may not take place in 2009 given the current market environment, tight credit conditions and the still elevated housing oversupply, which could adversely affect our operating results and financial condition. Uncertainty regarding public construction has risen in the face of the announcement of the U.S. government’s fiscal package. We cannot give any assurances that infrastructure plans announced in the U.S. would offset the expected decline in cement and ready-mix concrete demand as a result of current economic conditions. The uncertain economic environment and tight credit conditions also affected the U.S. industrial and commercial sector during 2008, with contract awards — a leading indicator of construction — declining 27% in 2008 compared to 2007, according to Case Shiller. This combination of factors resulted in the worst decline in sales volumes that we have experienced in the United States in recent history. Our U.S. operations’ cement and ready-mix concrete sales volumes decreased approximately 14% and 13%, respectively, in 2008 compared to 2007 (approximately 21% and 30%, respectively, on a like-to-like basis taking into account the consolidation of the Rinker’s operations for an additional six months in 2008 compared to 2007), which declines would have been significantly worse had we consolidated the operations of Rinker for the full year of 2007. According to the U.S. Geological Service, domestic cement demand is expected to decline by 13% in 2009.

The Mexican economy is currently undergoing a recession that began in 2008 as a result of the impact of the global financial crisis in many emerging economies during the second half of last year. The link with the U.S. economy remains very important, and therefore, any downside to its economic outlook may hinder any recovery in Mexico. The crisis also has negatively affected the local credit markets resulting in increased cost of capital that may negatively impact companies’ ability to meet their financial needs. During 2008, the Mexican Peso depreciated by 26% against the Dollar. Moreover, further exchange rate depreciation and/or increasing volatility in the markets would adversely affect our operational and financial results. We cannot be certain that a more pronounced contraction of Mexican overall activity will not take place, which would translate into a bleaker outlook for the construction sector and its impact on cement and concrete consumption. Any Mexican government plans to increase infrastructure spending could prove to be, as in other countries, difficult to implement in a timely manner and in the officially announced amounts. As a result of the current economic environment, our Mexican cement and ready-mix concrete sales volumes decreased approximately 4% and 6%, respectively, in 2008 compared to 2007.

Many Western European countries, including the U.K., France, Spain and Germany, entered into recessions several months ago due to the global economic environment, the financial crisis and their impact on the economies of such countries, including the construction sectors. If this situation continues to deteriorate, our financial condition and results of operations could be negatively affected. These risks are particularly more pronounced in those countries with a higher degree of previous market distortions (especially the existence of real estate and durable goods overhangs prior to the crisis), such as Spain, or those more exposed to financial turmoil, such as the U.K. In the construction sector, the residential adjustment could be longer than anticipated, while non-residential construction could experience a sharper decline than expected. Finally, the boost to infrastructure spending that is hoped to result from the fiscal packages recently announced by most European countries could be lower than projected due to bureaucratic hurdles, lags in implementation or funding problems. If these risks materialize, our business, financial condition and results of operations may be adversely affected. According to OFICEMEN, the Spanish cement trade organization, in Spain, domestic cement demand declined 23.8% in 2008 compared to 2007. In U.K., according to the British Cement Association, domestic cement demand decreased 14.1% in 2008 compared to 2007.

The important trade links with Western Europe make some of the Eastern European countries susceptible to the Western European recession. Large financing needs in these countries pose a significant vulnerability. This issue is expected to be more critical in countries with fixed exchange rates regimes (such as Latvia) that could be forced to devalue. Central European economies could face delays in implementation of European Union Structural Funds (funds provided by the European Union to member states with lowest national income per capita) related projects due to logistical and funding problems, which could have a negative effect on cement and/or ready-mix concrete intensive activity.

The Central and South American economies also pose a downside risk in terms of overall activity. The global financial meltdown, lower exports to the U.S. and Europe and lower remittances and commodity prices represent an important negative risk for the region in the short-term. This may translate into greater economic and financial volatility and lower growth rates, which could have a negative effect on cement and ready-mix concrete consumption and/or prices. Any significant political instability or economic volatility in the South American, Central American and Caribbean countries in which we have operations may have an impact on cement prices and demand for cement and ready-mix concrete, which may adversely affect our results of operations.

The Asia-Pacific region will likely be affected by a further deterioration of the global economic landscape. An additional increase in country risk and/or decreased confidence among global investors will also limit capital flows and investments in the Asian region. Regarding the Middle East region, lower oil revenues and tighter credit conditions could moderate economic growth and adversely affect construction investment. The accumulated overhang, the rapid downfall in property prices and the radical change in the international financial situation could prompt a sudden adjustment of the residential markets in some of the countries in the region.

If the global economy continues to deteriorate and falls into an even deeper and longer lasting recession, or even a depression, our business, financial condition and results of operations will be adversely affected.

We have substantial amounts of debt maturing in 2009 and each of the next several years and, if we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations.

We currently have a substantial amount of debt. We may also incur more debt in the future. As of December 31, 2008, we had Ps258,094 million (U.S.$18,784 million) of total debt, not including approximately Ps41,495 million (U.S.$3,020 million) of perpetual debentures issued by special purpose vehicles, which are not accounted for as debt under Mexican FRS but are considered to be debt for purposes of U.S. GAAP. CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. and New Sunward Holding B.V. provided guarantees in connection with the perpetual debentures. Of our total debt as of December 31, 2008, approximately Ps95,270 million (U.S.$6,934 million) was short-term debt (including current portion of long-term debt), and approximately Ps162,824 million (U.S.$11,850 million) was long-term debt. Even though we have recently completed a refinancing plan (see “Recent Developments — Recent Developments Relating to Our Indebtedness”), we still have a substantial amount of debt maturing in the next several years, including debt with an aggregate principal amount of approximately U.S.$4,108 million, U.S.$3,766 million and U.S.$7,782 million maturing in 2009, 2010 and 2011, respectively. As of February 20, 2009, we had debt with an aggregate principal amount of approximately U.S.$722 million maturing before the end of the first quarter of 2009, and U.S.$473 million, U.S.$428 million and U.S.$2,210 million maturing during each of the remaining three quarters of 2009, respectively.

Our credit ratings have recently been downgraded below investment grade by Standard & Poor’s and by Fitch. The loss of our investment grade ratings will negatively impact the availability of financing and the terms on which we could refinance our debt, including the imposition of more restrictive covenants and higher interest rates.

In the short term, we intend to use our capital resources, cash flow from operations and proceeds from the sale of non-core assets to repay debt in order to reduce our leverage, strengthen our capital structure and regain financial flexibility. See “Business of CEMEX — Our Business Strategy.”

Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, borrowings under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. The global stock and credit markets have recently experienced significant price volatility, dislocations and liquidity disruptions, which have caused market prices of many stocks to fluctuate substantially and the spreads on prospective and outstanding debt financings to widen considerably. These circumstances have materially impacted liquidity in the financial markets, making terms for certain financings materially less attractive, and in certain cases have resulted in the unavailability of certain types of financing. This volatility and illiquidity has negatively impacted a broad range of fixed income securities. As a result, the market for fixed income securities has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased defaults. Global equity markets have also been experiencing heightened volatility and turmoil, with issuers exposed to the credit markets particularly affected. These factors and the continuing market disruption have had, and may continue to have, an adverse effect on us, including on our ability to refinance future maturities, in part because we, like many public companies, from time to time raise capital in debt and equity capital markets.

In addition, continued uncertainty in the stock and credit markets may negatively impact our ability to access additional short-term and long-term financing, including accounts receivable securitizations on reasonable terms or at all, which would negatively impact our liquidity and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Our Receivables Financing Arrangements.”

The disruptions in the financial and credit markets also may continue to adversely affect our credit rating and the market value of our common stock. If the current pressures on credit continue or worsen, we may not be able to refinance, if necessary, our outstanding debt when due, which could have a material adverse effect on our business and financial condition.

Our revolving credit facilities are fully drawn. If our operating results worsen significantly, or if we are unable to complete our planned divestitures of non-core assets and our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payment maturities under our indebtedness.

Our ability to comply with our upcoming debt maturities depends on our making substantial asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

In the short term, we intend to use our capital resources, cash flow from operations and proceeds from the sale of non-core assets to repay debt in order to meet current maturities, reduce our leverage, strengthen our capital structure and regain financial flexibility. See “Business of CEMEX — Our Business Strategy.”

In connection with our asset divestment initiatives, in 2008, we sold our Canary Islands operations in Spain (consisting of cement and ready-mix concrete assets in Tenerife and 50% of the shares in two joint-ventures) for approximately U.S.$227 million. In addition, during 2008 we sold our Italian operations (consisting of four grinding mills with an installed aggregate capacity of approximately 2,420,000 tons per year) for approximately U.S.$210 million. Furthermore, we agreed to sell our operations in Austria (consisting of 26 aggregates and 39 ready-mix concrete plants) and Hungary (consisting of 6 aggregates, 29 ready-mix concrete and 4 paving stone plants) for €310 million (approximately U.S.$433 million). On February 11, 2009, the Hungarian Competition Council (“HCC”) approved the sale, subject to the condition that the purchaser sell the ready-mix concrete plant operating in Salgótarján to a third party within the next year. The transaction is still subject to regulatory approval by the Austrian competition authorities.

We are currently engaged in marketing for sale additional non-core assets, including our concrete-pipe business in Australia (consisting of 16 concrete pipe and product manufacturing facilities located throughout Australia), and other non-core assets in our portfolio. We currently expect our asset divestment initiatives to generate approximately U.S.$2 billion in 2009, including the proceeds expected to be received in connection with the sale of our operations in Austria and Hungary. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Liquidity — Asset Divestiture Process.”

As a result of the global economic recession and uncertain market conditions, we may not be able to complete our planned divestitures of non-core assets on terms that we find economically attractive or at all. The current volatility of the credit and capital markets can significantly affect us from a divestiture standpoint, through the availability of funds to potential acquiring parties. In addition, high levels of consolidation in our industry may further limit potential sales of non-core assets to interested parties due to antitrust considerations.

Our ability to comply with our upcoming debt maturities depends on our making substantial asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all. If we are unable to complete our planned divestitures of non-core assets and our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payment maturities under our indebtedness.

We may not be able to realize the expected benefits from past or future acquisitions, some of which may have a material impact on our financial position.

Our ability to realize the expected benefits from past or future acquisitions depends, in large part, on our ability to integrate the new operations with existing operations and to apply our business practices in the new operations in a timely and effective manner. These efforts may not be successful. The acquisition of Rinker has substantially increased our exposure to the United States, which has been experiencing a sharp downturn in the housing and construction sectors, having adverse effects on Rinker’s and our operations, making it more difficult for us to achieve our goal of decreasing our acquisition — related leverage. We also may not be able to achieve all the anticipated cost savings from the Rinker acquisition. Our financial statements for the year ended December 31, 2008 include non-cash charges of approximately U.S.$1.5 billion for impairment losses in accordance with Mexican FRS, of which approximately U.S.$1.3 billion refer to impairment of goodwill (mainly related to the Rinker acquisition). See notes 6, 9 and 10C to our financial statements. We have not yet determined the extent of the impairment under U.S. GAAP, which could be materially greater. We may in the future acquire new operations and integrate such operations with our existing operations, some of such acquisitions may have a material impact on our financial position. We cannot assure you that we will be successful in identifying or purchasing suitable assets in the future. If we fail to achieve the anticipated cost savings from any past or future acquisitions, our results of operations may be negatively affected.

Our use of derivative financial instruments may negatively affect our operations especially in a volatile and uncertain market.

We have used, and will continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, reduce our financing costs, access alternative sources of financing and hedge some of our financial risks. For the year ended December 31, 2008, we had a net loss of approximately Ps15,172 million from financial instruments as compared to a net gain of Ps2,387 million in 2007. These losses resulted from a variety of factors, including losses related to changes in the fair value of equity derivative instruments attributable to the generalized decline of price levels in the capital markets worldwide, losses related to changes in the fair value of cross currency swaps and other currency derivatives attributable to the appreciation of the Dollar against the Euro and losses related to changes in the fair value of interest rate derivatives primarily attributable to the decrease in the five-year interest rates in Euros and Dollars. To the extent that any of these factors persist in 2009, we may continue to incur net losses from our derivative financial instruments.

Furthermore, it may be difficult to precisely assess the fair value of derivative instruments, as they fluctuate over time as determined by the effect of future interest rates, exchange rates and share prices. These values must be analyzed in relation to the fair values of the underlying transactions and as part of our overall exposure to fluctuations in interest rates and foreign exchange rates. Since valuation is imprecise and variable, it is difficult to accurately predict the magnitude of the risk posed by our use of derivative financial instruments going forward and to state with certainty that we will not be negatively affected by our derivative financial positions.

The past year has acutely demonstrated the risks associated with derivative financial instruments in the global economy and for us in particular. Companies experienced a period of greater volatility in the global securities and exchange markets as part of the strengthening of the financial institutions’ crisis which started in 2007. The financial crisis significantly and negatively affected the valuation of our derivative instruments portfolio, primarily the valuation of foreign exchange forward contracts that hedged our net investment in foreign subsidiaries and cross currency swaps related to debt, as well as forward contracts in our own shares that hedged the exercise of options under the executive stock option programs, among others. For instance, in one particularly volatile period, from October 1 to October 16, 2008, changes in the fair value of our derivative instruments portfolio represented mark-to-market losses of approximately U.S.$976 million (Ps13,410 million), which affected the availability of our lines of credit and triggered the need to make deposits in margin accounts with the counterparties, negatively affecting our liquidity. As of October 31, 2008 and December 31, 2008, such deposits amounted to U.S.$750 million (Ps10,305 million) and U.S.$570 million (Ps7,382 million), respectively, and include U.S.$189 million (Ps2,597 million) from the negotiation with Citibank described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Market Disclosure—Our Derivative Financial Instruments—Our Other Commitments.”

Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Peso and other currencies, as those fluctuations influence the amount of our indebtedness when translated into Pesos and also result in foreign exchange gains and losses and gains and losses on derivative contracts we have entered into to hedge our exchange rate exposure. In the fourth quarter of 2008, the Peso depreciated by 26% against the Dollar, and between January 1, 2009 and February 20, 2009, the Peso depreciated by a further 8% against the Dollar.

The past year’s financial crisis, which is expected to continue into 2009, could also negatively affect our derivative financial instruments by weakening the creditworthiness and viability of the financial institutions which act as the counterparties to our derivative transactions. The risk of counterparty default is currently higher in light of existing capital market and economic conditions. Reduced liquidity or financial losses resulting from exposure to the risk of counterparties could have a material adverse effect on our cash flow and financial condition. Under current and expected financial conditions and volatility, we cannot assure that risk of non-compliance with the obligations agreed to with such counterparties is minimal. The current economic environment could cause our counterparties to breach their obligations to us under our contracts with them by failing to pay us amounts that may become due under our derivative contracts or to seek bankruptcy protection. The instability and uncertainty in the financial markets has also made it difficult to assess the risk of counterparties to derivatives contracts. Any of the foregoing could adversely impact our business, financial condition and results of operations.

Most derivative financial instruments are subjected to margin calls in case the threshold set by the counterparties is exceeded. In certain scenarios, the cash required to cover margin calls may be substantial and may reduce the funds available to us for our operations or other capital needs. Some of our derivatives contracts have clauses that reduce the threshold amounts after certain pre-defined credit downgrades by the credit agencies. The change in mark-to-market of some of our derivative financial instruments is reflected in our income statement introducing volatility in our majority interest net income and our related ratios. In the current environment, the creditworthiness of our counterparties may deteriorate substantially, preventing them from honoring their obligations to us. We also have equity derivatives which in certain scenarios may require us to purchase our own shares, thus reducing our cash available for operations.

A substantial amount of our total assets are intangible assets, including goodwill. We have recently recognized charges for goodwill impairment, and if market and industry conditions continue to deteriorate further impairment charges may be recognized. Our charges for impairment may be materially greater under U.S. GAAP than under Mexican FRS.

As of December 31, 2008, approximately 34% of our total assets were intangible assets, 77% of which corresponded to goodwill.

Our consolidated financial statements have been prepared in accordance with Mexican FRS, which, despite its similarities to U.S. GAAP with respect to the circumstances and timing for testing goodwill for impairment, differs in significant respects from U.S. GAAP with respect to the methodology used to determine the final impairment loss, when applicable, including the selection of key significant assumptions related to the determination of the assets’ fair value. Pursuant to CEMEX’s policy under Mexican FRS, goodwill and other intangible assets of indefinite life are tested for impairment when impairment indicators exist or at least once a year, during the last quarter of the period, by determining the value in use of the reporting units, which consists in the discounted amount of estimated future cash flows to be generated by the reporting units to which those assets relate. A reporting unit refers to a group of one or more cash generating units. An impairment loss is recognized if the value in use is lower than the net book value of the reporting unit. We determine the discounted amount of estimated future cash flows over a period of 5 years, unless a longer period is justified in a specific country, considering its economic cycle and the existing industry conditions. Impairment tests are significantly sensitive, among other factors, to the estimation of future prices of our products, the development of operating expenses, local and international economic trends in the construction industry, as well as the long-term growth expectations in the different markets. Likewise, the discount rates and the rates of growth in perpetuity used have an effect on such impairment tests. Goodwill is recognized at the acquisition date based on the preliminary allocation of the purchase price. If applicable, goodwill is subsequently adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed, within the twelve-month period after purchase. Goodwill is not amortized and is subject to impairment tests at least once a year.

During the last quarter of 2008, the global economic environment was negatively affected, intensified by the crisis in financial institutions, which has caused financing scarcity in almost all productive sectors, resulting in a decrease in economic activity and a worldwide downturn in macroeconomic indicators. This effect has lowered the growth expectations within the countries in which we operate, motivated by the cancellation or deferral of several investment projects, particularly affecting the construction industry. These conditions, which constitute an impairment indicator, coincided with our annual impairment tests. For the year ended December 31, 2008, we recognized goodwill impairment losses for approximately of Ps18.3 billion (U.S.$1.3 billion), of which the impairment corresponding to the United Status reporting unit was approximately Ps16.8 billion (U.S.$1.2 billion). The estimated impairment loss in the United States is mainly attributable to the acquisition of Rinker in 2007, and overall is attributable to the negative economic situation expected in the worldwide markets during 2009 and 2010 in the construction industry. Those factors significantly affected the variables included in the projections of estimated cash flows in comparison with valuations made at the end of 2007. See notes 2J, 9 and 10C to our consolidated financial statements.

As mentioned above, differences between Mexican FRS and U.S. GAAP with respect to the methodology used to determine the final impairment loss, when applicable, including the selection of key significant assumptions related to the determination of the assets’ fair value, may lead to a greater impairment loss under U.S. GAAP, as compared to that recognized in our consolidated financial statements under Mexican FRS.

Due to the important role that economic factors play in testing goodwill for impairment, a further downturn in the global economy in 2009 could necessitate new impairment tests and a possible readjustment of our goodwill for impairment due to a change in the estimates of the values analyzed under an impairment test. Such an impairment test could result in additional impairment charges which could be material to our operating results and related financial statements.

We have to service our Dollar and Japanese Yen denominated obligations with revenues generated in Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our Dollar denominated obligations or in Japanese Yen to service all our Japanese Yen denominated obligations. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar or the Japanese Yen. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Peso and other currencies.

A substantial portion of our outstanding debt is denominated in Dollars. As of December 31, 2008, our Dollar denominated debt represented approximately 73% of our total debt (after giving effect to our currency-related derivatives as of such date). Our existing Dollar denominated debt, including the additional Dollar denominated debt we incurred to finance the acquisition of Rinker, however, must be serviced by funds generated from sales by our subsidiaries. Although the acquisition of Rinker has increased our U.S. assets substantially, we nonetheless will continue to rely on our non-U.S. assets to generate revenues to service our Dollar denominated debt. Consequently, we have to use revenues generated in Pesos, Euros or other currencies to service our Dollar denominated debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Qualitative and Quantitative Market Disclosure — Interest Rate Risk, Foreign Currency Risk and Equity Risk — Foreign Currency Risk.” A devaluation or depreciation in the value of the Peso, Euro or any of the other currencies of the countries in which we operate, compared to the Dollar, could adversely affect our ability to service our debt. During 2008, Mexico, Spain, the United Kingdom and the Rest of Europe region, our main non-Dollar-denominated operations, together generated approximately 52% of our total net sales in Peso terms (approximately 17%, 7%, 8% and 20%, respectively), before eliminations resulting from consolidation. In 2008, approximately 20% of our sales were generated in the United States, with the remaining 28% of our sales being generated in several countries, with a number of currencies having material depreciations against the Dollar. During 2008, the Peso depreciated approximately 26% against the Dollar, the Euro depreciated approximately 4% against the Dollar and the Pound Sterling depreciated approximately 36% against the Dollar. Although we have foreign exchange forward contracts and cross currency swap contracts in place to mitigate our currency-related risks and expect to enter into future currency hedges, they may not be effective in covering all our currency-related risks.

As of December 31, 2008, we did not have a significant amount of debt denominated in Yen. However, in connection with our dual currency perpetual debentures and related currency swap transactions, we have interest and currency swap obligations in Yen. As of February 24, 2009, we do not generate sufficient revenue in Yen from our operations to service all our Yen obligations. Consequently, we have to use revenues generated in Pesos, Dollars, Euros or other currencies to service our Yen obligations. A devaluation or depreciation in the value of the Peso, Dollar, Euro or any of the other currencies of the countries in which we operate, compared to the Yen, could adversely affect our ability to service our Yen obligations. During 2008, the Yen appreciated approximately 35% against the Peso, appreciated approximately 19% against the Dollar and appreciated approximately 22% against the Euro.

In addition, as of December 31, 2008, our Euro denominated debt represented approximately 19% of our total debt, not including the €730 million principal amount of perpetual debentures outstanding as of such date.

Although we believe that our generation of revenues in Euros from our operations in Spain and the Rest of Europe region will be sufficient to service these obligations, we cannot guarantee it.

Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Peso and other currencies, as those fluctuations influence the amount of our indebtedness when translated into Pesos and also result in foreign exchange gains and losses and gains and losses on derivative contracts we have entered into to hedge our exchange rate exposure. In the fourth quarter of 2008, the Peso depreciated by 26% against the Dollar, and between January 1, 2009 and February 20, 2009, the Peso depreciated by a further 8% against the Dollar.

Our operations are subject to environmental laws and regulations.

Our operations are subject to laws and regulations relating to the protection of the environment in the various jurisdictions in which we operate, such as regulations regarding the release of cement into the air or emissions of greenhouse gases. Stricter laws and regulations, or stricter interpretation of existing laws or regulations, may impose new liabilities on us or result in the need for additional investments in pollution control equipment, either of which could result in a material decline in our profitability in the short term.

In addition, our operations in the United Kingdom, Spain and the Rest of Europe are subject to binding caps on carbon dioxide emissions imposed by Member States of the European Union as a result of the European Commission’s directive implementing the Kyoto Protocol on climate change. Under this directive, companies receive from the relevant Member States allowances that set limitations on the levels of carbon dioxide emissions from their industrial facilities. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. Failure to meet the emissions caps is subject to significant penalties. For the allocation period comprising 2008 through 2012, the European Commission significantly reduced the overall availability of allowances. As a result of continuing uncertainty regarding final allowances, it is premature to draw conclusions regarding the aggregate position of all our European cement plants.

We believe we may be able to reduce the impact of any deficit by either reducing carbon dioxide emissions in our facilities or by implementing clean development mechanism projects, or CDM projects, in emerging markets. If we are not successful in implementing emission reductions in our facilities or obtaining credits from CDM projects, we may have to purchase a significant amount of allowances in the market, the cost of which may have an impact on our operating results. See “Business of CEMEX — Regulatory Matters and Legal Proceedings.”

In the United States, certain states, counties and cities have enacted or are in the process of enacting mandatory greenhouse gas emission restrictions, and regulations at the federal level may occur in the future which could affect our operations.

Permits relating to some of Rinker’s largest quarries in Florida, which represent a significant part of Rinker’s business, are being challenged. A loss of these permits could adversely affect our business. See “Business of CEMEX — Regulatory Matters and Legal Proceedings — Environmental Matters.”

We are subject to restrictions due to minority interests in our consolidated subsidiaries.

We conduct our business through subsidiaries. In some cases, third-party shareholders hold minority interests in these subsidiaries. See “Business of CEMEX.” Various disadvantages may result from the participation of minority shareholders whose interests may not always coincide with ours. Some of these disadvantages may, among other things, result in our inability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

Higher energy and fuel costs may have a material adverse effect on our operating results.

Our operations consume significant amounts of energy and fuel, the cost of which has significantly increased worldwide in recent years. To mitigate high energy and fuel costs and volatility, we have implemented the use of alternative fuels such as petcoke and tires, which has resulted in less vulnerability to price spikes. We have also implemented technical improvements in several facilities and entered into long term supply contracts of petcoke and electricity to mitigate price volatility. Despite these measures, we cannot assure you that our operations would not be materially adversely affected in the future if energy and fuel costs increase.

We are an international company and are exposed to risks in the countries in which we have significant operations or interests.

We are dependent, in large part, on the economies of the countries in which we market our products. The economies of these countries are in different stages of socioeconomic development. Consequently, like many other companies with significant international operations, we are exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability and other political, economic or social developments that may materially reduce our net income.

With the acquisitions of RMC in 2005 and Rinker in 2007, our geographic diversity has significantly increased. As of December 31, 2008, we had operations in Mexico, the United States, the United Kingdom, Spain, the Rest of Europe region (including Germany and France), the South America, Central America and the Caribbean region, Africa and the Middle East, Australia and Asia. As of December 31, 2008, our Mexican operations represented approximately 11% of our total assets, our U.S. operations represented approximately 45% of our total assets, our Spanish operations represented approximately 10% of our total assets, our United Kingdom operations represented approximately 6% of our total assets, our Rest of Europe operations represented approximately 10% of our total assets, our South America, Central America and the Caribbean operations represented approximately 5% of our total assets, our Africa and the Middle East operations represented approximately 3% of our total assets, our Australian and Asia operations represented approximately 7% of our total assets and our other operations represented approximately 3% of our total assets. For the year ended December 31, 2008, before eliminations resulting from consolidation, our Mexican operations represented approximately 17% of our net sales, our U.S. operations represented approximately 21% of our net sales, our Spanish operations represented approximately 7% of our net sales, our United Kingdom operations represented approximately 8% of our net sales, our Rest of Europe operations represented approximately 20% of our net sales, our South America, Central America and the Caribbean operations represented approximately 9% of our net sales, our Africa and the Middle East operations represented approximately 5% of our net sales, our Australian and Asia operations represented approximately 9% of our net sales and our other operations represented approximately 4% of our net sales. Adverse economic conditions in any of these countries or regions may produce a negative impact on our net income. For a geographic breakdown of our net sales for the year ended December 31, 2008, please see “Business of CEMEX — Geographic Breakdown of Our Net Sales, Operating Income, Total Assets and Operating EBITDA.”

Our operations in South America, Central America and the Caribbean are faced with several risks that are more significant than in other countries. These risks include political instability and economic volatility. For example, on August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, S.A.C.A. (“CEMEX Venezuela”), following the issuance on May 27, 2008 of governmental decrees confirming the expropriation of all of CEMEX Venezuela’s assets, shares and business. Venezuela has paid no compensation to the CEMEX affiliates, CEMEX Caracas Investments B.V. and CEMEX Caracas Investments II B.V. (together, “CEMEX Caracas”), which held a 75.7 percent interest in CEMEX Venezuela, or to any other former CEMEX Venezuela shareholder. On October 16, 2008, CEMEX Caracas filed a request for arbitration against Venezuela before the International Centre for Settlement of Investment Disputes (“ICSID”), pursuant to the bilateral investment treaty between the Netherlands and Venezuela (the “Treaty”), seeking relief for the expropriation of their interest in CEMEX Venezuela. We are unable at this preliminary stage to estimate the likely range of potential recovery or to determine what position Venezuela will take in these proceedings, the nature of the award that may be issued by the Tribunal, and the difficulties of collection of any possible monetary award issued to CEMEX Caracas, among other matters. See “Business of CEMEX — Regulatory Matters and Legal Proceedings — Tax Matters — Nationalization of CEMEX Venezuela and ICSID Arbtiration.”

Our operations in Africa and the Middle East have faced instability as a result of, among other things, civil unrest, extremism, the continued deterioration of Israeli-Palestinian relations and the war in Iraq. There can be no assurance that political turbulence in the Middle East will abate in the near future or that neighboring countries, including Egypt and the United Arab Emirates, will not be drawn into the conflict or experience instability.

There have been terrorist attacks in the United States, Spain and the United Kingdom, countries in which we maintain operations, and ongoing threats of future terrorist attacks in the United States and abroad. Although it is not possible at this time to determine the long-term effect of these terrorist threats, there can be no assurance that there will not be other attacks or threats in the United States or abroad that will lead to economic contraction or erection of material barriers to trade in the United States or any other of our major markets. Economic contraction in the United States or any of our major markets could affect domestic demand for cement and have a material adverse effect on our operations.

Our operations can be affected by adverse weather conditions.

Construction activity, and thus demand for our products, decreases substantially during periods of cold weather, when it snows or when heavy or sustained rainfalls occur. Consequently, demand for our products is significantly lower during the winter in temperate countries and during the rainy season in tropical countries. Winter weather in our European and North American operations significantly reduces our first quarter sales volumes, and to a lesser extent our fourth quarter sales volumes. Sales volumes in these and similar markets generally increase during the second and third quarters because of normally better weather conditions. However, high levels of rainfall can adversely affect our operations during these periods as well. Such adverse weather conditions can adversely affect our results of operations and profitability if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, especially during peak construction periods.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements. Our financial statements have been prepared in accordance with Mexican FRS, which differ in significant respects from U.S. GAAP. Our audited consolidated financial statements for the year ended December 31, 2008 are still subject to approval by our shareholders at the 2009 annual general meeting (scheduled to take place in April 2009).

Mexico experienced annual inflation rates of 4.1% in 2006, 4.0% in 2007 and 6.3% in 2008. Until December 31, 2007, Mexican FRS required that our consolidated financial statements during the periods presented recognize the effects of inflation. Beginning January 1, 2008, under Mexican FRS inflation accounting is applied only in high inflation environments. See note 2A to our consolidated financial statements.

Transactions denominated in foreign currencies are recorded at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into Pesos at the exchange rates prevailing at the balance sheet date, and the resulting foreign exchange fluctuations are recognized in earnings, except for the exchange fluctuations arising from: 1) foreign currency indebtedness directly related to the acquisition of foreign entities and 2) fluctuations associated with related parties’ balances denominated in foreign currency that are of a long-term investment nature. These fluctuations are recorded against stockholders’ equity, as part of the foreign currency translation adjustment of foreign subsidiaries.

Starting in 2008, the financial statements of foreign subsidiaries, which are determined using the functional currency applicable in each country, are translated to Pesos at the closing exchange rate for balance sheet accounts and at the average exchange rate of each month for income statement accounts. The corresponding translation adjustment is included within “Other equity reserves” in the balance sheet. Until December 31, 2007, the financial statements of foreign subsidiaries were restated in their functional currency based on the subsidiary country’s inflation rate and subsequently translated by using the foreign exchange rate at the end of the reporting period for balance sheet and income statement accounts.

The closing exchange rates used to translate the financial statements of CEMEX’s main foreign subsidiaries as of December 31, 2008 for balance sheet accounts, and in 2007 and 2006 for balance sheet and income statement accounts, and in 2008 the approximate average exchange rates for income statement accounts are as follows:

	2008
Currency	Closing	Average	2007	2006
United States Dollar	13.7400	11.2100	10.9200	10.8000
Euro	19.2060	16.4394	15.9323	14.2612
British Pound Sterling	20.0496	20.4413	21.6926	21.1557
Colombian Peso	0.0061	0.0056	0.0054	0.0048
Venezuelan Bolivar	6.3907	4.8738	5.1000	5.0000
Egyptian Pound	2.4889	2.0578	1.9802	1.8888
Philippine Peso	0.2891	0.2509	0.2645	0.2203

The financial statements of foreign subsidiaries are initially translated from their functional currencies into dollars and subsequently into Pesos. Therefore, the foreign exchange rates presented in the table above between the functional currency and the Peso represent the exchange rates resulting from this methodology. The Peso to U.S. dollar exchange rate used by CEMEX is an average of free market rates available to settle its foreign currency transactions. No significant differences exist, in any case, between the foreign exchange rates used by CEMEX and those exchange rates published by the Mexican Central Bank.

The percentage changes in cement sales volumes described herein for our operations in a particular country or region include the number of tons of cement and/or the number of cubic meters of ready-mix concrete sold to our operations in other countries and regions. Likewise, unless otherwise indicated, the net sales financial information presented herein for our operations in each country or region includes the Mexican Peso amount of sales derived from sales of cement and ready-mix concrete to our operations in other countries and regions, which have been eliminated in the preparation of our consolidated financial statements.

Financial outbreak precipitates global recession

A global recession is currently underway. The United States was one of the first countries to enter into recession in late 2007 as a consequence of the turn in the housing cycle and its impact on financial institutions and credit markets. Europe, with housing market bubbles in several countries and a banking system affected by uncertainty and subprime losses, decelerated a few months later, falling into recession by mid-2008. Finally, the crisis spilled over to emerging markets, as heightened financial distress and increasing risk aversion stimulated large outflows from emerging markets assets. Additionally, declining activity in advanced countries began to take its toll in emerging economies. Concerns over systemic risks, falling asset values and tightening credit weighed negatively on business and consumer confidence across the world, precipitating a visible weakening in economic activity. See “Risk Factors — Risks Relating to Our Business — The current global economic recession is likely to continue to adversely affect our business and results of operations.”

Given the strong negative feedbacks between the financial, housing and private consumption sectors and the magnitude of the distortions accumulated in the years of credit boom, the global recession will most likely persist in the near term. On the other hand, the rapid and forceful reaction of public authorities, coupled with the slowdown in commodity prices and the relative strong fundamentals of major emerging markets, may stem or counteract these trends. Overall, the recovery will probably be slow, as the clear-out of distortions in the economy and the recomposition of the financial system could take time.

Deep recession

After an estimated strong contraction in the last quarter of 2008, activity will likely continue falling in the first half of 2009 in most countries. The aggressive measures taken by governments and central banks are designed to restore confidence and financial stability and to partially offset declining demand. On the back of these measures, we believe financial markets will slowly improve. We believe the significant decline in commodity prices will help stimulate economic activity through its positive effects on real disposable income and profit margins.

We believe that although there may be indicators for recovery, such recovery will probably be slow. A general principle for recoveries is that the larger the distortions, the later and/or the milder the recovery will be. Thus, we expect that countries such as the United States (more than a year in recession already, considerable housing adjustment done and financial sector under recomposition) or Germany (affected by the financial distress and declining external demand, but without significant imbalances) will recover earlier or faster than others.

Likewise, among emerging economies, those countries with larger distortions are also more likely to experience a deeper and more protracted recession. Particularly at risk are those highly exposed to the shocks through the financial sector, i.e., those countries with high dependence of external flows and foreign bank lending, with fixed exchange rates regimes and/or high sensibility of solvency and liquidity ratios to commodity prices. The emerging economies in Europe, especially former Commonwealth of Independent States and the Baltic states, are in this group. We believe the countries highly exposed to the shocks through the external sector and remittances, such as Mexico, are more at risk from the decline in activity. See “Risk Factors — Risks Relating to Our Business — The current global economic recession is likely to continue to adversely affect our business and results of operations.”

Infrastructure

After a negative year for global construction, prospects remain bleak, but we believe governmental infrastructure plans may partially counter the downturn. Residential adjustments have broadened and intensified in the latest months in line with the worsening and spreading of the financial crisis. The adjustment process is particularly acute in those countries which accumulated larger imbalances in the housing market during the credit boom years. The unwinding of housing distortions is a long-lasting process that could make the current downturn more pronounced and/or protracted in those countries.

In the United States, housing oversupply and overvaluation appear to have already been corrected to a certain degree. Housing starts have been falling for almost three years, and nominal prices have declined by more than 20% according to Case Shiller. If the financial situation gradually improves, we expect housing starts to eventually reach a bottom. In other countries, by contrast, the adjustment is at an earlier stage. That is the case of Spain, particularly in terms of housing prices. Moreover, in spite of the sharp drop of housing starts, we believe the correction of oversupply will probably be relatively slow due to the long process of construction in Spain (houses started two years ago are only now coming into the market). Non-residential private construction is also declining fast across the board as a result of the deteriorating business cycle, contracting residential construction and tighter credit conditions.

Significant infrastructure plans included in public authorities’ fiscal stimulus packages could work to check the declines. The magnitude of spending programs may only be high enough to partially offset the drag on construction derived from the residential and private non-residential sectors. We are cautious in assessing the impact of the announced infrastructure spending. Delays in the investment projects planned are known to occur (as has happened recently in Spain and Mexico). Additionally, infrastructure projects usually take time to start, even in the case of the “ready to go” projects considered in the United States. Therefore, we consider likely that the greater portion of the infrastructure plans’ impact will not be felt in the near-term but more in subsequent years. And finally, the spending transparency of local and regional authorities, that often play an important role in channeling infrastructure spending, is considered to be rather low.

In 2008, cement demand fell strongly in most major markets. See “Risk Factors — Risks Relating to Our Business — The current global economic recession is likely to continue to adversely affect our business and results of operations.”

Selected Financial Information by Geographic Segment

The following table sets forth selected financial information as of and for each of the three years ended December 31, 2006, 2007 and 2008 by principal geographic segment expressed as an approximate percentage of our total consolidated group. Through the Rinker acquisition, we acquired new operations in the United States, which have had a significant impact on our operations in that segment, and we acquired operations in Australia, in which segment we did not have operations prior to the Rinker acquisition. The financial information as of and for the year ended December 31, 2007 in the table below includes the consolidation of Rinker’s operations for the six-month period ended December 31, 2007. The financial information as of and for the year ended December 31, 2008 in the table below includes the consolidation of Rinker’s operations for the entire year ended December 31, 2008. We operate in countries and regions with economies in different stages of development and structural reform, with different levels of fluctuation in exchange rates, inflation and interest rates. These economic factors may affect our results of operations and financial condition depending upon the depreciation or appreciation of the exchange rate of each country and region in which we operate compared to the Mexican Peso and the rate of inflation of each of these countries and regions. Beginning in 2008, MFRS B-10 eliminates the restatement amounts of financial statements for the period into constant values as well as the comparative financial statements for prior periods as of the date of the most recent balance sheet. Beginning in 2008, the amounts of the statement of income, statement of cash flow and statement of changes in stockholders’ equity are presented in nominal values; meanwhile amounts of financial statements for prior years are presented in constant pesos as of December 31, 2007, the last date in which inflationary accounting was applied. This index was calculated based upon the inflation rates of the countries in which we operate and the changes in the exchange rates of each of these countries, weighted according to the proportion that our assets in each country represent of our total assets. The rates of inflation used for the restatement of our financial information to constant Mexican Pesos, as of December 31, 2007, may affect the comparability of our results of operations and consolidated financial position from period to period.

	% Mexico	% United States	% Spain	% United Kingdom	% Rest of Europe	% South America, Central America and the Caribbean	% Africa and the Middle East	% Australia and Asia	% Others	Combined	Eliminations	Consolidated
	(in millions of Mexican Pesos, except percentages)
Net Sales For the Period Ended(1):
December 31, 2006	18%	21%	9%	10%	20%	8%	4%	2%	8%	234,155	(20,388)	213,767
December 31, 2007	16%	22%	9%	9%	19%	9%	3%	5%	8%	253,937	(17,268)	236,669
December 31, 2008	17%	21%	7%	8%	20%	9%	5%	9%	4%	253,089	(9,888)	243,201

Operating Income For the Period Ended(2):
December 31, 2006	38%	29%	16%	1%	6%	12%	5%	2%	(9)%	34,505	—	34,505
December 31, 2007	39%	18%	19%	(1)%	10%	18%	5%	6%	(14)%	32,448	—	32,448
December 31, 2008	51%	(1)%	14%	(3)%	14%	21%	9%	11%	(16)%	27,884	—	27,884

Total Assets at(2):
December 31, 2006	18%	23%	10%	8%	13%	10%	3%	6%	9%	351,083	—	351,083
December 31, 2007	11%	46%	8%	5%	9%	7%	2%	7%	5%	542,314	—	542,314
December 31, 2008	11%	45%	10%	6%	10%	5%	3%	7%	3%	623,622	—	623,622

(1)	Percentages by reporting segment are determined before eliminations resulting from consolidation.

(2)	Percentages by reporting segment are determined after eliminations resulting from consolidation.

Results of Operations

Consolidation of Our Results Of Operations

Our consolidated financial statements include those subsidiaries in which we hold a majority interest or which we otherwise control. The financial statements of joint ventures, which are those entities in which we and third-party investors have agreed to exercise joint control, are consolidated through the proportional integration method considering our interest in the results of operations, assets and liabilities of such entities. Full consolidation or the equity method, as applicable, is applied for those joint ventures in which one of the venture partners controls the entity’s administrative, financial and operating policies.

Investments in associates are accounted for by the equity method, when CEMEX holds between 20% and 50% and has significant influence unless it is proven that CEMEX has significant influence with a lower percentage. Under the equity method, after acquisition, the investment’s original cost is adjusted for the proportional interest of the holding company in the associate’s equity and earnings, considering the effects of inflation.

All significant intercompany balances and transactions have been eliminated in consolidation.

For the periods ended December 31, 2006, 2007, and 2008 our consolidated results reflect the following transactions:

•

On July 31, 2008, we agreed to sell our operations in Austria (consisting of 26 aggregates and 41 ready-mix concrete plants) and Hungary (consisting of 6 aggregates, 29 ready-mix concrete and 4 paving stone plants) to Strabag SE, one of Europe’s leading construction and building materials groups, for

€310 million (approximately U.S.$433 million). On February 11, 2009, the HCC approved the sale subject to the condition that the purchaser sell the ready-mix concrete plant operating in Salgótarján to a third party within the next year. The transaction is still subject to regulatory approval by the Austrian competition authorities.

•

During 2008, we sold in several transactions our operations in Italy consisting of four cement grinding mill facilities for an aggregate amount of approximately €148 million (approximately U.S.$210 million), generating a net income of approximately €8 million (U.S.$12 million), which was recognized within “Other expenses, net.”

•

On August 28, 2007, we completed the acquisition of 100% of the Rinker shares for a total consideration of approximately U.S.$14.2 billion (approximately Ps155.6 billion) excluding the assumption of approximately U.S.$1.3 billion (approximately Ps13.9 billion) of Rinker’s debt. For accounting purposes, July 1, 2007 was established as Rinker’s acquisition date and we began consolidating the financial results of Rinker on such date. Our consolidated financial statements for the year ended December 31, 2007 include Rinker’s results of operations for the six-month period ended December 31, 2007 only, and our consolidated statements for the year ended December 31, 2008 include Rinker’s results of operations for the entire year.

•

As required by the Antitrust Division of the United States Department of Justice, pursuant to a divestiture order in connection with the Rinker acquisition, in December 2007, CEMEX sold to the Irish producer CRH plc, ready-mix concrete and aggregates plants in Arizona and Florida for approximately U.S.$250 million of which approximately U.S.$30 million corresponded to the sale of assets from CEMEX’s pre-Rinker acquisition operations.

•

On January 11, 2008, in connection with the assets acquired from Rinker (see note 8 of our consolidated financial statements), and as part of our agreements with Ready Mix USA (described below), CEMEX contributed and sold to Ready Mix USA, LLC, our ready-mix concrete joint venture with Ready Mix USA, certain assets located in Georgia, Tennessee and Virginia, which had a fair value of approximately U.S.$437 million. We received U.S.$120 million in cash for the assets sold to Ready Mix USA, LLC and the remaining assets were treated as a U.S.$260 million contribution by us to Ready Mix USA, LLC. As part of the same transaction, Ready Mix USA contributed U.S.$125 million in cash to Ready Mix USA, LLC, which in turn, received bank loans of U.S.$135 million. Ready Mix USA, LLC made a special distribution in cash to us of U.S.$135 million. Ready Mix USA manages all the assets acquired. Following this transaction, Ready Mix USA, LLC continues to be owned 50.01% by Ready Mix USA and 49.99% by CEMEX.

•

On July 1, 2005, we and Ready Mix USA established two jointly-owned limited liability companies, CEMEX Southeast, LLC, a cement company, and Ready Mix USA, LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States. Under the terms of the limited liability company agreements and related asset contribution agreements, we contributed two cement plants (Demopolis, Alabama and Clinchfield, Georgia) and 11 cement terminals to CEMEX Southeast, LLC, representing approximately 98% of its contributed capital, while Ready Mix USA contributed cash to CEMEX Southeast, LLC representing approximately 2% of its contributed capital. In addition, we contributed our ready-mix concrete, aggregates and concrete block assets in the Florida panhandle and southern Georgia to Ready Mix USA, LLC, representing approximately 9% of its contributed capital, while Ready Mix USA contributed all its ready-mix concrete and aggregate operations in Alabama, Georgia, the Florida panhandle and Tennessee, as well as its concrete block operations in Arkansas, Tennessee, Mississippi, Florida and Alabama to Ready Mix USA, LLC, representing approximately 91% of its contributed capital. We own a 50.01% interest, and Ready Mix USA owns a 49.99% interest, in the profits and losses and voting rights of CEMEX Southeast, LLC, while Ready Mix USA owns a 50.01% interest, and we own a 49.99% interest, in the profits and losses and voting rights of Ready Mix USA, LLC. In a separate transaction, on September 1, 2005, we sold 27 ready-mix concrete plants and four concrete block facilities located in the Atlanta, Georgia metropolitan area to Ready Mix USA, LLC for approximately U.S.$125 million.

Selected Consolidated Income Statement Data

The following table sets forth our selected consolidated income statement data for each of the three years ended December 31, 2006, 2007 and 2008 expressed as a percentage of net sales.

	Year Ended December 31,
	2006	2007	2008
Net sales	100.0	100.0	100.0
Cost of sales	(63.8)	(66.6)	(68.3)

Gross profit	36.2	33.4	31.7
Administrative and selling expenses	(13.4)	(14.0)	(13.9)
Distribution expenses	(6.7)	(5.7)	(6.3)

Total operating expenses	(20.1)	(19.7)	(20.2)

Operating income	16.1	13.7	11.5
Other expenses, net	(0.3)	(1.4)	(8.8)

Comprehensive financing result:
Financial expense	(2.7)	(3.7)	(4.2)
Financial income	0.3	0.4	0.2
Results from financial instruments	(0.1)	1.0	(6.2)
Foreign exchange result	0.1	(0.1)	(1.8)
Monetary position result	2.2	2.9	0.2

Net comprehensive financing result	(0.2)	0.5	(11.8)
Equity in income of associates	0.7	0.6	0.5

Income before income tax	16.3	13.4	(8.6)
Income taxes	(2.6)	(2.0)	9.6
Consolidated net income	13.7	11.4	1.0
Minority interest net income	0.7	0.4	0.1

Majority interest net income	13.0	11.0	0.9

Year Ended December 31, 2008 Compared To Year Ended December 31, 2007

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2008 compared to the year ended December 31, 2007 in our domestic cement and ready-mix concrete sales volumes as well as export sales volumes of cement and domestic cement and ready-mix concrete average prices for each of our geographic segments.

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Prices in Local Currency(1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
North America
Mexico	-4%	-6%	-8%	+5%	+4%
United States(2)	-14%	-13%	N/A	-1%	-1%
Europe
Spain	-30%	-26%	+302%	+4%	+4%
UK	-16%	-21%	N/A	+8%	+8%
Rest of Europe	-3%	-1%	N/A	+13%	+6%
South/Central America and the Caribbean(3)
Venezuela	-42%	-44%	-80%	+9%	+18%
Colombia	-3%	-4%	N/A	+9%	+7%
Rest of South/Central America and the Caribbean(4)	Flat	+6%	N/A	+13%	+13%
Africa and the Middle East(5)
Egypt	+8%	+15%	N/A	+23%	+39%
Rest of Africa and the Middle East(6)	N/A	-2%	N/A	N/A	+36%
Australia and Asia(7)
Australia	N/A	+95%	N/A	N/A	+6
Philippines	-2%	N/A	-35%	+9%	N/A
Rest of Asia(8)	Flat	+19%	N/A	+13%	+28%

N/A = Not Applicable

(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Europe region, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of Europe region, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.

(2)	Our cement and ready-mix concrete sales volumes and average prices in the United States for the year ended December 31, 2007 include the sales volumes and average prices of the cement and ready-mix concrete operations in the United States we acquired as a result of the Rinker acquisition for the six-month period ended December 31, 2007, except that the sales volumes and average prices relating to the assets we were required to divest as a result of the Rinker acquisition by the Antitrust Division of the United States Department of Justice, are included only for the periods from January 1, 2007 through November 30, 2007 (with respect to the assets subject to divestiture owned by us prior to our acquisition of Rinker) and from July 1, 2007 through November 30, 2007 (with respect to the assets subject to divestiture owned by Rinker prior to our acquisition of Rinker).

(3)

Our South America, Central America and the Caribbean segment includes our operations in Venezuela, Colombia and the operations listed in note 4 below; however, in the above table, our operations in Venezuela and Colombia are presented separately from our other operations in the segment for purposes of the presentation of our operations in the region. Our consolidated financial statements for the year ended

December 31, 2008 includes the results from operations relating to Venezuela for the entire year ended December 31, 2007 and for only the seven-month period ended July 31, 2008 due to the nationalization of CEMEX Venezuela. See note 10A to our consolidated financial statements.

(4)	Our Rest of South/Central America and the Caribbean segment includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico, Jamaica and Argentina and our trading activities in the Caribbean.

(5)	Our Africa and the Middle East segment includes our operations in Egypt and the operations listed in note 6 below.

(6)	Our Rest of Africa and the Middle East segment includes the operations in the United Arab Emirates and Israel.

(7)	Our Australia and Asia segment includes the operations in Australia as well as limited operations in China we acquired as a result of the Rinker acquisition for the six-month period ended December 31, 2007, our operations in the Philippines and the operations listed in note 8 below.

(8)	Our Rest of Asia segment includes our operations in Malaysia, Thailand, Bangladesh and other assets in the Asian region.

On a consolidated basis, our cement sales volumes decreased approximately 10%, from 87.3 million tons in 2007 to 78.5 million tons in 2008, and our ready-mix concrete sales volumes decreased approximately 4% from 80.5 million cubic meters in 2007 to 77.3 million cubic meters in 2008. Our net sales increased approximately 3% from Ps236,669 million in 2007 to Ps243,201 million in 2008, and our operating income decreased approximately 14% from Ps32,448 million in 2007 to Ps27,884 million in 2008.

The following tables present selected condensed financial information of net sales and operating income for each of our geographic segments for the years ended December 31, 2007 and 2008. Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

	Net Sales
Geographic Segment	Variations in Local Currency (1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	For the Year Ended December 31,
				2007	2008
				(In millions of Mexican Pesos)
North America
Mexico	+2%	—	+2%	41,814	42,856
United States(2)	-5%	—	-5%	54,607	52,040
Europe
Spain	-26%	—	-26%	23,781	17,493
United Kingdom	-8%	-6%	-14%	22,432	19,225
Rest of Europe	+4%	+2%	+6%	47,100	49,819
South/Central America and the Caribbean(3)
Venezuela	-38%	-1%	-39%	7,317	4,443
Colombia	+8%	+3%	+11%	6,029	6,667
Rest of South / Central America and the Caribbean(4)	+20%	+2%	+22%	10,722	13,044
Africa and Middle East(5)
Egypt	+35%	+5%	+40%	3,723	5,219
Rest of Africa and the Middle East(6)	+42%	+4%	+46%	4,666	6,831
Australia and Asia(7)
Australia (8)	+107%	-4%	+103%	8,633	17,536
Philippines	Flat	-8%	-8%	3,173	2,928
Rest of Asia(9)	+24%	+3%	+27%	2,068	2,626

Others(10)	-32%	+1%	-31%	17,872	12,362

			Flat	253,937	253,089
Eliminations from consolidation				(17,268)	(9,888)

Consolidated net sales			+3%	236,669	243,201

	Operating Income
Geographic Segment	Variations in Local Currency (1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	For the Year Ended December 31,
				2007	2008
				(In millions of Mexican Pesos)
North America
Mexico	+14	—	+14%	12,549	14,254
United States(2)	-99%	-3%	-102%	5,966	(111)
Europe
Spain	-35%	-1%	-36%	6,028	3,883
United Kingdom	-91%	+12%	-79%	(446)	(801)
Rest of Europe	+27%	-12%	+15%	3,281	3,781
South/Central America and the Caribbean(3)
Venezuela	-49%	-2%	-51%	1,971	958
Colombia	+7%	+3%	+10%	2,037	2,235
Rest of South/Central America and the Caribbean(4)	+31%	+2%	+33%	1,975	2,622
Africa and Middle East(5)
Egypt	+33%	+4%	+37	1,534	2,104
Rest of Africa and the Middle East(6)	+1,053%	+15%	+1,068%	(51)	494
Australia and Asia(7)
Australia(8)	+106%	-5%	+101%	1,177	2,364
Philippines	-9%	-7%	-16%	851	711
Rest of Asia(9)	-7%	-11%	-18%	33	27
Others(10)	-11%	+7%	-4%	(4,457)	(4,637)
Consolidated operating income			-14%	32,448	27,884

N/A = Not Applicable

(1)	For purposes of a geographic segment consisting of a region, the net sales and operating income data in local currency terms for each individual country within the region are first translated into Dollar terms at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change in Dollar terms based on net sales and operating income for the region.

(2)	Our net sales and operating income in the United States for the year ended December 31, 2007 include the results of the cement and ready-mix concrete operations in the United States we acquired as a result of the Rinker acquisition for the six-month period ended December 31, 2007, except that the sales volumes and average prices relating to the assets we were required to divest as a result of the Rinker acquisition by the Antitrust Division of the United States Department of Justice are included only for the periods from January 1, 2007 through November 30, 2007 (with respect to the assets subject to divestiture owned by us prior to our acquisition of Rinker) and from July 1, 2007 through November 30, 2007 (with respect to the assets subject to divestiture owned by Rinker prior to our acquisition of Rinker).

(3)	Our South America, Central America and the Caribbean segment includes our operations in Venezuela, Colombia and the operations listed in note 4 below; however, in the above table, our operations in Venezuela and Colombia are presented separately from our other operations in the segment. Our consolidated financial statements for the year ended December 31, 2008 include the results from operations relating to Venezuela for the entire year ended December 31, 2007 and for only the seven-month period ended July 31, 2008 due to the nationalization of CEMEX Venezuela. See note 10A to our consolidated financial statements.

(4)	Our Rest of South/Central America and the Caribbean segment includes our operations in Costa Rica, Panama, the Dominican Republic, Nicaragua, Puerto Rico, Jamaica and Argentina and our trading activities in the Caribbean.

(5)	Our Africa and the Middle East segment includes our operations in Egypt and the operations listed in note 6 below.

(6)	Our Rest of Africa and the Middle East segment includes our operations in the United Arab Emirates and Israel.

(7)	Our Australia and Asia segment includes our operations in Australia described in note 8 below, our operations in the Philippines and the operations described in note 9 below.

(8)	Australia includes our operations in Australia we acquired as a result of the Rinker acquisition for the six-month period ended December 31, 2007.

(9)	Our Rest of Asia segment includes our operations in Malaysia, Thailand, Bangladesh and other assets in the Asian region.

(10)	Our Others segment includes our worldwide maritime trade operations, our information solutions company and other minor subsidiaries.

Net Sales.    Our consolidated net sales increased approximately 3% from Ps236,669 million in 2007 to Ps243,201 million in 2008. The increase in net sales was primarily attributable to the consolidation of our Australian operations for the full year in 2008 as compared to only the six-month period ended December 31, 2007, and, to a lesser extent, to the increase in net sales in our Africa and Middle East segment, which increase was partially offset by the decrease shown in our main operations such as the United States, Spain and United Kingdom segments described in the following paragraphs. The consolidation of the results of Rinker operations for an additional six months did not have a material impact on the increase in our consolidated net sales in 2008 compared to 2007. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales on a geographic segment basis.

Mexico

Our Mexican operations’ domestic cement sales volumes decreased approximately 4% in 2008 compared to 2007, and ready-mix concrete sales volumes decreased approximately 6% during the same period. Our Mexican operations’ net sales represented approximately 17% of our total net sales in 2008, in Peso terms, before eliminations resulting from consolidation. The residential and infrastructure sectors continue to be the main drivers of cement demand in the country. In 2008, activity from other construction sectors started to soften as they were affected by the overall challenging macroeconomic environment. Our Mexican operations’ cement export volumes, which represented approximately 7% of our Mexican cement sales volumes in 2008, decreased approximately 8% in 2008 compared to 2007, primarily as a result of lower export volumes to the United States. Of our Mexican operations’ total cement export volumes during 2008, 56% was shipped to the United States, 37% to Central America and the Caribbean and 7% was shipped to South America. Our Mexican operations’ average domestic sales price of cement increased approximately 5% in Peso terms in 2008 compared to 2007, and the average sales price of ready-mix concrete increased approximately 4% in Peso terms over the same period. For the year ended December 31, 2008, cement represented approximately 57%, ready-mix concrete approximately 26% and our aggregates and other businesses approximately 17% of our Mexican operations’ net sales before eliminations resulting from consolidation.

As a result of the increases in average domestic cement and ready-mix concrete sales prices, partially offset by decreases in cement and ready-mix concrete sales volumes, our Mexican net sales, in Peso terms, increased approximately 2% in 2008 compared to 2007.

United States

Our U.S. operations’ domestic cement sales volumes, which include cement purchased from our other operations, decreased approximately 14% in 2008 compared to 2007, and ready-mix concrete sales volumes decreased approximately 13% during the same period. The decreases in our U.S. operations’ domestic cement and ready-mix concrete sales volumes resulted primarily from significantly weaker demand in all of our U.S. markets, as decreased confidence and lower activity across all sectors resulted in lower volumes. Overall construction activity weakened further as economic conditions continued to worsen and credit availability became very scarce. Our United States operations’ represented approximately 21% of our total net sales in 2008 in Peso terms, before eliminations resulting from consolidation. Our U.S. operations average sales price of domestic cement decreased approximately 1% in Dollar terms in 2008 compared to 2007, and the average sales price of ready-mix concrete decreased approximately 1% in Dollar terms over the same period. The decreases in average prices were primarily due to decreased demand as a result of recessionary economic conditions and tight credit availability. For the year ended December 31, 2008, cement represented approximately 27%, ready-mix concrete approximately 30% and our aggregates and other businesses approximately 43% of our United States operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in cement and ready-mix concrete sales volumes and average sales prices, net sales from our United States operations, in Dollar terms, decreased approximately 5% in 2008 compared to 2007. The decrease in net sales in the United States during 2008 compared to 2007 resulted from weaker demand in our U.S. markets, the recessionary economic conditions and tight credit availability.

Spain

Our Spanish operations’ domestic cement sales volumes decreased approximately 30% in 2008 compared to 2007, while ready-mix concrete sales volumes decreased approximately 26% during the same period. The decreases in domestic cement and ready-mix concrete sales volumes were the result of the country’s continued challenging economic environment. Overall economic activity continues to worsen and has negatively affected overall cement demand. No particular segment in the construction sector is experiencing growth. Additionally, infrastructure projects continue to be on hold given the lack of liquidity and overall tighter credit conditions. Our Spanish operations’ 2008 net sales represented approximately 7% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Spanish operations’ cement export volumes, which represented approximately 5% of our Spanish cement sales volumes in 2008, increased substantially by approximately 302% in 2008 compared to 2007, primarily as a result of sales of cement for the North of Africa and the Mediterranean markets. Of our Spanish operations’ total cement export volumes in 2008, 27% was shipped to Europe and the Middle East, 72% to Africa, and 1% to other countries. Our Spanish operations’ average domestic sales price of cement increased approximately 4% in Euro terms in 2008 compared to 2007, and the average price of ready-mix concrete increased approximately 4% in Euro terms over the same period. For the year ended December 31, 2008, cement represented approximately 54%, ready-mix concrete approximately 24% and our other businesses approximately 22% of our Spanish operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in domestic cement sales volumes and ready-mix concrete sales volumes, partially offset by increases in average domestic cement and ready-mix concrete sales prices, our Spanish net sales, in Euro terms, decreased approximately 26% in 2008 compared to 2007.

United Kingdom

Our United Kingdom operations’ domestic cement sales volumes decreased approximately 16% in 2008 compared to 2007, and ready-mix concrete sales volumes decreased approximately 21% during the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from a deteriorating macroeconomic environment in the United Kingdom. Lower liquidity has affected construction spending and the initiation of new projects in all market segments. The decrease in the domestic cement demand during 2008 was primarily driven by less construction spending and fewer new projects. Our United Kingdom operations’ 2008 net sales represented approximately 8% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our United Kingdom operations’ average domestic sales price of cement increased approximately 8% in Pound terms in 2008 compared to 2007, and the average price of ready-mix concrete increased approximately 8% in Pound terms over the same period. For the year ended December 31, 2008, cement represented approximately 14%, ready-mix concrete approximately 29% and our aggregates and other businesses approximately 57% of our United Kingdom operations’ net sales before eliminations resulting from consolidation.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by increases in average domestic cement and ready-mix concrete sales prices, net sales from our United Kingdom operations, in Pound terms, decreased approximately 8% in 2008 compared to 2007.

Rest of Europe

Our operations in our Rest of Europe segment in 2008 consisted of our operations in Germany, France, Croatia, Poland, Latvia, the Czech Republic, Ireland, Italy, Austria, Hungary, Portugal, Denmark, Finland, Norway and Sweden. Our Rest of Europe operations’ domestic cement sales volumes decreased approximately 3% in 2008 compared to 2007, and ready-mix concrete sales volumes decreased approximately 1% during the same period. The decrease in domestic cement and ready-mix concrete sales volumes resulted primarily from a general decline in activity in the residential, non-residential and infrastructure sectors, which was partially offset by increases in our domestic cement and ready-mix concrete sales volumes in our German operations. Our Rest of Europe operations’ net sales for the year ended December 31, 2008 represented approximately 20% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Rest of Europe operations’ average domestic sales price of cement increased approximately 13% in Euro terms in 2008 compared to 2007, and the average price of ready-mix concrete increased approximately 6% in Euro terms over the same period. For the year ended December 31, 2008, cement represented approximately 25%, ready-mix concrete approximately 47% and our other businesses approximately 28% of our Rest of Europe operations’ net sales before eliminations resulting from consolidation.

As a result of the increases in average domestic cement and ready-mix concrete sales prices, partially offset by decreases in domestic cement and ready-mix concrete sales volumes, net sales in the Rest of Europe, in Euro terms, increased approximately 4% in 2008 compared to 2007. Set forth below is a discussion of sales volumes in Germany and France, the most significant countries in our Rest of Europe segment, based on net sales.

In Germany, domestic cement sales volumes increased approximately 4% in 2008 compared to 2007, and ready-mix concrete sales volumes in those operations increased approximately 5% during the same period. The increase in domestic cement and ready-mix concrete sales volumes resulted primarily from the non-residential and infrastructure sectors. Our German operations’ average domestic sales price of cement increased approximately 11% in Euro terms in 2008 compared to 2007, and the average price of ready-mix concrete increased approximately 11% in Euro terms over the same period. As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales in Germany, in Euro terms, increased approximately 9% in 2008 compared to 2007.

In France, ready-mix concrete sales volumes remained flat in 2008 compared to 2007, primarily as a result of weaker economic conditions translating in a decline of demand in all sectors. Our French operations’ average sales price of ready-mix concrete increased approximately 5% in Euro terms in 2008 compared to 2007. As a result of the increase in the average sales price of ready-mix concrete, net sales in France, in Euro terms, increased approximately 6% in 2008 compared to 2007.

For the reasons mentioned above, net sales before eliminations resulting from consolidation in our Rest of Europe operations, in Euro terms, increased approximately 4% in 2008 compared to 2007.

South America, Central America and the Caribbean

Our operations in South America, Central America and the Caribbean in 2008 consisted of our operations in Venezuela (until the Venezuelan government’s nationalization), Colombia, Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Jamaica and Argentina, as well as several cement terminals and other assets in other Caribbean countries and our trading operations in the Caribbean region. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Venezuela (until the Venezuelan government’s nationalization) and Mexico.

Our South America, Central America and the Caribbean operations’ domestic cement sales volumes decreased approximately 13% in 2008 compared to 2007, and ready-mix concrete sales volumes decreased approximately 10% over the same period. The decrease in domestic cement and ready-mix concrete sales volumes is primarily attributable to lower economic activity. Our South America, Central American and the Caribbean operations’ average domestic sales price of cement increased approximately 15% in Dollar terms in 2008 compared to 2007 due to better market conditions, while the average sales price of ready-mix concrete increased approximately 11% in Dollar terms over the same period. For the year ended December 31, 2008, our South America, Central America and the Caribbean operations represented approximately 9% of our total net sales in Peso terms, before eliminations resulting from consolidation. As a result of the increases in average domestic cement and ready-mix concrete sales prices, partially offset by decreases in domestic cement and ready-mix concrete sales volumes, net sales in our South America, Central America and the Caribbean operations, in Dollar terms, increased approximately 2% in 2008 compared to 2007. For the year ended December 31, 2008, cement represented approximately 65%, ready-mix concrete approximately 25% and our aggregates and other businesses approximately 10% of our South and Central America and the Caribbean operations’ net sales before eliminations resulting from consolidation. Set forth below is a discussion of sales volumes in Colombia, the most significant country in our South America, Central American and the Caribbean segment, based on net sales.

Our Colombian operations’ cement volumes decreased approximately 3% in 2008 compared to 2007, and ready-mix concrete sales volumes decreased approximately 4% during the same period. The decreases in sales volumes resulted primarily from lower economic activity, especially in the self-construction and low income sectors. For the year ended December 31, 2008, Colombia represented approximately 3% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Colombian operations’ average domestic sales price of cement increased approximately 9% in Colombian Peso terms in 2008 compared to 2007, and the average price of ready-mix concrete increased approximately 7% in Colombian Peso terms over the same period. As a result of the increases in average domestic cement and ready-mix concrete sales prices, partially offset by decreases in domestic cement and ready-mix concrete sales volumes, net sales of our Colombian operations, in Colombian Peso terms, increased approximately 8% in 2008 compared to 2007. For the year ended December 31, 2008, cement represented approximately 54%, ready-mix concrete approximately 27% and our aggregates and other businesses approximately 19% of our Colombian operations’ net sales before eliminations resulting from consolidation.

Our Rest of South and Central America and the Caribbean operations’ cement volumes remained flat in 2008 compared to 2007, and ready-mix concrete sales volumes increased approximately 6% during the same period. For the year ended December 31, 2008, the Rest of South and Central America and the Caribbean represented approximately 5% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Rest of South and Central America and the Caribbean operations’ average domestic sales price of cement increased approximately 13% in Dollar terms in 2008 compared to 2007, and the average sales price of ready-mix concrete increased approximately 13% in Dollar terms over the same period. As a result of the increases in ready-mix concrete sales volumes and increases in average domestic cement and ready-mix concrete sales prices, net sales of our Rest of South and Central America and the Caribbean operations, in Dollar terms, increased approximately 20% in 2008 compared to 2007. For the year ended December 31, 2008, cement represented approximately 71%, ready-mix concrete approximately 22% and our other businesses approximately 7%, of our Rest of South and Central America and the Caribbean operations’ net sales before eliminations resulting from consolidation.

For the reasons mentioned above, net sales before eliminations resulting from consolidation in our South and Central America and Caribbean operations, in Dollar terms, increased approximately 2% in 2008 compared to 2007.

Africa and the Middle East

Our operations in Africa and the Middle East consist of our operations in Egypt, the United Arab Emirates (UAE) and Israel. Our Africa and the Middle East operations’ domestic cement sales volumes increased approximately 8% in 2008 compared to 2007, and ready-mix concrete sales volumes remained flat during the same period. The increase in domestic cement sales volumes increased primarily as a result of the increase in demand in our Egyptian operations. For the year ended December 31, 2008, Africa and the Middle East represented approximately 5% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Africa and the Middle East operations’ average domestic sales price of cement increased approximately 28% in Dollar terms in 2008, and the average price of ready-mix concrete increased approximately 36% in Dollar terms over the same period. For the year ended December 31, 2008, cement represented approximately 37%, ready-mix concrete approximately 46% and our other businesses approximately 17% of our African and the Middle East operations’ net sales before eliminations resulting from consolidation.

Our Egyptian operations’ domestic cement sales volumes increased approximately 8% in 2008 compared to 2007, and Egyptian ready-mix concrete sales volumes increased approximately 15% during the same period. The increases in volumes resulted primarily from higher demand after the holidays and lower steel prices which had a positive effect on cement consumption. The high-income housing sector started to slow down in response to the macroeconomic situation, while the self-construction sector maintained its stability. For the year ended December 31, 2008, Egypt represented approximately 2% of our total net sales in Peso terms, before eliminations resulting from consolidation. The average domestic sales price of cement increased approximately 23% in Egyptian pound terms in 2008 compared to 2007, and ready-mix concrete sales prices increased approximately 39% in Egyptian pound terms. During 2008 our Egyptian operations did not export any cement as production was only directed to meet increased domestic demand. As a result of increases in domestic cement sales volumes and sales prices, net sales of our Egyptian operations, in Egyptian pound terms, increased approximately 35% in 2008 compared to 2007. For the year ended December 31, 2008, cement represented approximately 89%, ready-mix concrete approximately 9% and our other businesses approximately 2% of our Egyptian operations’ net sales before eliminations resulting from consolidation.

Our Rest of Africa and the Middle East operations’ ready-mix concrete sales volumes decreased approximately 2% in 2008 compared to 2007 primarily as a result of adverse weather conditions in 2008 relative to 2007 and the implementation of a client selection process to reduce the risk of uncollectible accounts, and the average ready-mix concrete sales price increased approximately 36%, in Dollar terms, in 2008 compared to 2007. For the year ended December 31, 2008, the UAE and Israel represented approximately 3% of our total net sales in Peso terms, before eliminations resulting from consolidation. As a result of the increase in ready-mix concrete sales prices partially offset by the decrease in ready-mix concrete volumes, net sales of our Rest of Africa and the Middle East operations, in Dollar terms, increased approximately 42% in 2008 compared to 2007. The increase in net sales, in Dollar terms, in our Rest of Africa and the Middle East operations was due to a 52% increase in net sales in Israel and a 30% increase in net sales in the United Arab Emirates. They represent 59% and 41% respectively of our Rest of Africa and the Middle East operations. For the year ended December 31, 2008, ready-mix concrete represented approximately 73% and our other businesses approximately 27% of our Rest of Africa and the Middle East operations’ net sales before eliminations resulting from consolidation.

As a result increases in average ready-mix concrete sales volumes and domestic cement and ready-mix concrete sales prices, net sales before eliminations resulting from consolidation in our Africa and the Middle East operations, in Dollar terms, increased approximately 41% in 2008 compared to 2007.

Australia and Asia

Our operations in Australia and Asia consist of (i) our Rinker Australian operations, which are consolidated in our results of operations for the six-month period ended December 31, 2007 (CEMEX did not have operations in Australia prior to the acquisition of Rinker), and for the entire year ended December 31, 2008, and (ii) our operations in the Philippines, Thailand, Bangladesh, Taiwan, Malaysia, and the operations we acquired from

Rinker in China, which are also consolidated in our results of operations for the six-month period ended December 31, 2007, and for the entire year ended December 31, 2008. Our Australian and Asian operations’ domestic cement sales volumes decreased approximately 1% in 2008 compared to 2007. Our Australian and Asian operations’ ready-mix concrete sales volumes increased approximately 64% in 2008 compared to 2007, primarily due the consolidation of the results of operations of Rinker for an additional six months in 2008 as compared to 2007. The average sales price of ready-mix concrete in our Australian and Asian operations increased by approximately 18% in Dollar terms in 2008 compared to 2007. The main drivers of demand in the country continue to be the commercial and infrastructure sectors. Approximately 90% of the increase in ready-mix concrete sales volumes in our Australia and Asia operations during 2008 compared to 2007 resulted from the consolidation of our Australian operations acquired from Rinker for an additional six months during 2008 as compared to 2007.

For the year ended December 31, 2007, Australia and Asia represented approximately 9% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Asian operations’ cement export volumes, which represented approximately 21% of our Asian operations’ cement sales volumes in 2008, decreased approximately 35% in 2008 compared to 2007 primarily due to decreased cement demand in the Europe region. Of our Asian operations’ total cement export volumes during 2008, approximately 47% was shipped to Africa, 40% was shipped to Europe and 13% to the Southeast Asia region. For the year ended December 31, 2008, cement represented approximately 14%, ready-mix concrete approximately 46% and our other businesses approximately 40% of our Australian and Asian operations’ net sales before eliminations resulting from consolidation.

We did not have operations in Australia prior to our acquisition of Rinker in 2007. Our Australian operations’ net sales for the year ended December 31, 2008 represented approximately 7% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Australian operations’ ready-mix concrete sales volumes represented 8% in 2008 of our total ready-mix concrete sales volumes. The main drivers of ready-mix concrete demand in Australia are the commercial and civil construction sectors. For the year ended December 31, 2008, ready-mix concrete represented approximately 51%, aggregates represented approximately 34% and our other businesses approximately 15% of our Australian operations’ net sales before eliminations resulting from consolidation.

Our Philippines operations’ domestic cement volumes decreased approximately 2% in 2008 compared to 2007. For the year ended December 31, 2008, the Philippines represented approximately 1% of our total net sales in Peso terms, before eliminations resulting from consolidation. Our Philippines operations’ average domestic sales price of cement increased approximately 9% in Philippine Peso terms in 2008 compared to 2007. As a result of the increases in average domestic cement sales price, net sales of our Philippines operations, in Philippine Peso terms, remained flat in 2008 compared to 2007. For the year ended December 31, 2008, cement represented 100% of our Philippine operations’ net sales before eliminations resulting from consolidation.

Our Rest of Asia operations’ ready-mix concrete sales volumes, which include our Malaysian operations (representing nearly all our ready-mix concrete sales volumes in the Rest of Asia region) increased approximately 19% in 2008 compared to 2007. The average sales price of ready-mix concrete increased approximately 28%, in Dollar terms, during 2008. For the reasons mentioned above, net sales of our Rest of Asia operations, in Dollar terms, increased approximately 24% in 2008 compared to 2007. For the year ended December 31, 2008, cement represented approximately 29%, ready-mix concrete approximately 56% and our other businesses approximately 15% of our Rest of Asia operations’ net sales before eliminations resulting from consolidation.

For the reasons described above, our Australian and Asian operations’ net sales in Dollar terms increased approximately 70% in 2008 compared to 2007. Approximately all of the increase in net sales in our Australian and Asian operations during 2008 compared to 2007 resulted from the consolidation of our Australian operations acquired from Rinker for an additional six months in 2008 compared to 2007 partially offset by the decrease in net sales in the Philippines.

Others

Our Others segment includes our worldwide cement, clinker and slag trading operations, our information technology solutions company and other minor subsidiaries. Net sales of our Others segment decreased approximately 32% before eliminations resulting from consolidation in 2008 compared to 2007 in Dollar terms, primarily as a result of a decrease of approximately 26% in our worldwide cement, clinker and slag trading operations and a decrease of approximately 19% in our information technology solutions company. For the year ended December 31, 2008, our trading operations’ net sales represented approximately 57% and our information technology solutions company 21% of our Others segment’s net sales.

Cost of Sales.    Our cost of sales, including depreciation, increased approximately 5% from Ps157,696 million in 2007 to Ps166,214 million in 2008, primarily due to higher electricity cost and lower economies of scale resulting from lower volumes. These increases in cost were partially offset by the sale of emission allowances for approximately U.S.$310 million. According to our policy, these revenues are viewed as a reduction of our consolidated cost of sales. As a percentage of net sales, cost of sales increased from 67% in 2007 to 68% in 2008. In our cement and aggregates business, we have several producing plants and many selling points. Our cost of sales excludes freight expenses of finished products from our producing plants to our selling points, the expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which were included as part of our administrative and selling expenses line item in the amount of approximately Ps10,667 million in 2007 and Ps11,441 million in 2008. Likewise, cost of sales excludes freight expenses from the points of sale to the customers’ locations, which are included as part of our distribution expenses line item and which, for the years ended December 31, 2007 and 2008, represented expenses of approximately Ps13,405 million and Ps15,320 million, respectively. Cost of sales include the expenses related to warehousing at the producing plants as well as transfer costs within our producing plants.

Gross Profit.    For the reasons explained above, our gross profit may not be directly comparable to those of other entities that include in cost of sales freight expenses of finished products from the producing plants to their selling points, and the costs related to their sales force and warehousing at the point of sale, which in CEMEX are included within administrative and selling expenses, and the cost associated with freight to the customers’ locations, which in CEMEX are included as part of our distribution expenses, and which in aggregate represented costs of approximately Ps24,072 million in 2007 and Ps26,761 million in 2008.

Operating Expenses.    Our operating expenses increased approximately 6% from Ps46,525 million in 2007 to Ps49,103 million in 2008, mainly as a result of the consolidation of the results of Rinker operations for an additional six months during 2008, which was partially mitigated by our cost-reduction initiatives. As a percentage of net sales, our operating expenses remained flat in 2007 compared to 2008, reflecting our cost-reduction efforts. Operating expenses include administrative, selling and distribution expenses. See note 2R to our consolidated financial statements.

Operating Income.    For the reasons mentioned above, our operating income decreased approximately 14% from Ps32,448 million in 2007 to Ps27,884 million in 2008. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating income on a geographic segment basis.

Mexico

Our Mexican operations’ operating income increased approximately 14% from Ps12,549 million in 2007 to Ps14,254 million in 2008 in Peso terms. The increase in operating income was primarily due to the residential and infrastructure sectors, as they continue to be the main drivers of cement demand in the country, with the latter continuing its upward trend. Activity from other construction sectors started to soften as they were affected by the overall challenging macroeconomic environment.

United States

Our U.S. operations’ operating income decreased substantially by approximately 102% from Ps5,966 million in 2007 to an operating loss of Ps111 million in 2008 in Peso terms. The decrease in operating income resulted primarily from a significantly weaker demand in all of our U.S. markets, as decreased confidence and lower activity across all sectors resulted in lower volumes. Overall construction activity weakened further as economic conditions continued to worsen and credit availability became very scarce.

Spain

Our Spanish operations’ operating income decreased approximately 36% from Ps6,028 million in 2007 to Ps3,883 million in 2008 in Peso terms and 35% in Euro terms. The decrease in operating income resulted primarily from the country’s continued challenging economic environment. Overall economic activity continues to worsen and has negatively affected overall cement demand. No particular segment in the construction sector is experiencing growth. Additionally, infrastructure projects continue to be on hold given the lack of liquidity and overall tighter credit conditions.

United Kingdom

Our United Kingdom operations’ operating loss increased approximately 79% from a loss of Ps446 million in 2007 to Ps801 million in 2008 in Peso terms. In Pound terms, the increase in the operating loss was approximately 91%. The increase in the operating loss of our United Kingdom operations during 2008 compared to 2007 primarily resulted from a decrease in sales of 8% in Pound terms, and an increase in variable cost of sales (from 398 million in 2007 to 553 million in 2007, 39% in Pound terms). The variable cost in 2007 represented 39% of the net sales; in 2008, the variable cost represented 59% of the net sales. The increase in variable cost of sale resulted primarily from the increase in cost of fuels and electric power due to the international increase of oil prices.

Rest of Europe

Our Rest of Europe operations’ operating income increased approximately 15% from Ps3,281 million in 2007 to Ps3,781 million in 2008 in Peso terms and 27% in Euro terms. The increase in our Rest of Europe operations’ operating income resulted from increases in average domestic cement and ready-mix concrete sales prices, partially offset by decreases in domestic cement and ready-mix concrete sales volume.

In Germany, operating income increased significantly from a loss of Ps24 million in 2007 to an income of Ps419 million in 2008 in Peso terms. The increase resulted primarily from increases in domestic cement and ready-mix concrete sales volumes and average sales prices.

In France, operating income increased approximately 39%, from Ps926 million in 2007 to Ps1,284 million in 2008 in Peso terms. In Euro terms, operating income increased by 39%. The increase in Euro terms resulted primarily from an increase in net sales described above complemented by a decrease in operating expenses.

South America, Central America and the Caribbean

Our South America, Central America and the Caribbean operations’ operating income decreased approximately 3% from Ps5,983 million in 2007 to Ps5,815 million in 2008 in Peso terms. In Dollar terms, operating income remained flat for the same period. The decrease in operating income was primarily attributable to the consolidation of CEMEX Venezuela for an additional five months in 2007 compared to 2008 due to the nationalization by the Venezuelan government, which was partially offset by an increase in net sales in Dollar terms.

In Colombia, operating income increased approximately 10%, from Ps2,037 million in 2007 to Ps2,235 in 2008 in Peso terms. In Dollar terms, operating income increased 12% for the same period. The increase resulted primarily from increases in average domestic cement and ready-mix concrete sales prices, partially offset by decreases in domestic cement and ready-mix concrete sales volumes.

Africa and the Middle East

Our Africa and the Middle East operations’ operating income increased approximately 75% from Ps1,483 million in 2007 to Ps2,598 million in 2008 in Peso terms. In Dollar terms, the increase in operating income was approximately 76% during the same period. The increase in operating income resulted primarily from increases in average ready-mix concrete sales volumes and domestic cement and ready-mix concrete sales prices.

Operating income from our Egyptian operations increased approximately 37% from Ps1,534 million in 2007 to Ps2,104 million in 2008 in Peso terms and 38% in Dollar terms, primarily as a result of higher demand after the holidays and lower steel prices which had a positive effect on cement consumption. High-income housing started to slow down in response to the macroeconomic situation, while the self-construction sector maintained its stability. Our Rest of Africa and the Middle East operations increased from an operating loss of Ps51 million in 2007 to an operating income of Ps494 million in 2008 in Peso terms. The increase in operating income in Dollar terms in the Rest of Africa and Middle East resulted primarily from an increase in net sales.

Australia and Asia

Our Australia and Asia operations’ operating income increased approximately 51% from Ps2,061 million in 2007 to Ps3,102 million in 2008 in Peso terms and 58% in Dollar terms. The increase in operating income resulted primarily from the consolidation of Rinker’s operations for an additional six months in 2008 compared to 2007.

In Australia, operating income increased significantly from Ps1,177 million in 2007 to Ps2,364 in 2008 in Peso terms. In Dollar terms, the increase in operating income for the same period was approximately 99%. The increase resulted primarily from the consolidation of the results of operations of Rinker for an additional six months in 2008 as compared to 2007.

Our Philippines operating income decreased approximately 16%, in Peso terms, from Ps851 million in 2007 to Ps711 million in 2008 in Peso terms. In Dollar terms, operating income decreased 4% in the same period.

Others

Operating loss in our Others segment increased approximately 4% from a loss of Ps4,457 million in 2007 to a loss of Ps4,637 million in 2008 in Peso terms. The increase in operating loss can be primarily explained by a decrease in operating income of 64% in our worldwide cement, clinker and slag trading operations.

Other Expenses, Net.    Our other expenses, net increased substantially from Ps3,281 million in 2007 to Ps21,496 million in 2008, primarily due to the impairment of goodwill and other long-lived assets in the amount of approximately U.S.$1.5 billion as described in note 10C to the consolidated financial statements.

The most significant items included under this caption in 2007 and 2008 are as follows:

	2007	2008
Impairment losses	(195)	(21,125)
Restructuring costs	(1,158)	(3,141)
Non-operational donations	(367)	(174)
Current and deferred ESPS	(246)	2,283
Antidumping duties	(32)	19
Results in sales of assets and others, net	(1,283)	642

	(3,281)	(21,496)

Comprehensive Financing Result.    Pursuant to Mexican FRS, the comprehensive financing result should measure the real cost (gain) of an entity’s financing, net of the foreign currency fluctuations and the inflationary effects on monetary assets and liabilities. In periods of high inflation or currency depreciation, significant volatility may arise and is reflected under this caption. Comprehensive financing income (expense) includes:

•	financial or interest expense on borrowed funds;

•	financial income on cash and temporary investments;

•

appreciation or depreciation resulting from the valuation of financial instruments, including derivative instruments and marketable securities, as well as the realized gain or loss from the sale or liquidation of such instruments or securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	gains and losses resulting from having monetary liabilities or assets exposed to inflation (monetary position result).

	Year Ended December 31,
	2007	2008
	(in millions of Pesos)
Comprehensive financing result:
Financial expense	(8,809)	(10,223)
Financial income	862	579
Results from financial instruments	2,387	(15,172)
Foreign exchange result	(243)	(4,327)
Monetary position result	6,890	418

Comprehensive financing result	1,087	(28,725)

Our comprehensive financing result decreased from a gain of Ps1,087 million in 2007 to a loss of Ps28,725 million in 2008. The components of the change are shown above. Our financial expense increased approximately 16%, from Ps8,809 million in 2007 to Ps10,223 million in 2008. The increase was primarily attributable to the increase in our total debt resulting from the acquisition of Rinker in 2007, which was partially mitigated by the lower interest rates and the effect of our interest rate derivatives position. Our financial income decreased 33% from Ps862 million in 2007 to Ps579 million in 2008. The decrease was primarily due to a decline in our short-term investments as well as the lower interest rates. Our results from financial instruments decreased significantly from a gain of Ps2,387 million in 2007 to a loss of Ps15,172 million in 2008, primarily attributable to significant valuation changes in our derivatives financial instrument portfolio during 2008 compared to 2007 (discussed below). Our net foreign exchange result deteriorated from a loss of Ps243 million in 2007 to a loss of Ps4,327 million in 2008, mainly due to the depreciation of the Mexican Peso and the Euro against the Dollar. Our monetary position result (generated by the recognition of inflation effects over monetary assets and liabilities)

decreased approximately 94% from a gain of Ps6,890 million during 2007 to a gain of Ps418 million during 2008, mainly because until December 31, 2007, this effect was determined for all subsidiaries without considering the inflation level, while commencing January 1, 2008 this effect is determined only for high-inflation environment countries as discussed in note 2S to our consolidated financial statements.

Derivative Financial Instruments.    For the years ended December 31, 2007 and 2008, our derivative financial instruments that had a potential impact on our comprehensive financing result consisted of foreign exchange derivative instruments (excluding our foreign exchange forward contracts designated as hedges of our net investment in foreign subsidiaries), interest rate swaps, cross-currency swaps (including our derivative instruments related to the issuance of perpetual debentures by consolidated entities as discussed in note 11C part III to our consolidated financial statements), equity forward contracts and interest rate derivatives related to energy projects.

For the year ended December 31, 2008, we had a net loss of approximately Ps15,172 million in the item “Results from financial instruments” as compared to a net gain of Ps2,387 in 2007. The loss in 2008 is mainly attributable to valuation losses related to changes in the fair value of equity forward contracts for approximately Ps7,831 million, cross currency swaps and other currency derivatives for approximately Ps6,998 and interest rate derivatives for approximately Ps2,386. These losses were partially offset by a net valuation gain of approximately Ps1,963 in connection with changes in the fair value of our cross-currency swaps related to our perpetual debentures, exchanging Dollars for Japanese Yen and gains in other marketable securities of approximately Ps80 million. The losses related to equity forward contracts are attributable to the generalized decline of price levels in all the capital markets worldwide. The decline in our debt related cross currency swaps is primarily attributable to the appreciation of the Dollar against the Euro. The estimated fair value loss of the interest rate derivatives is primarily attributable to the decrease in the five-year interest rates in Euros and Dollars. The estimated fair value gain of the cross currency swaps associated with our perpetual debentures is primarily attributable to the decrease in the ten-year Yen interest rate.

Income Taxes.    Our effective tax rate decreased significantly from 15.1% in 2007 to (110.9%) in 2008. Our tax expense, which primarily consisted of income taxes plus deferred taxes, decreased significantly from an expense of Ps4,796 million in 2007 to an income of Ps23,562 million in 2008. The decrease was attributable to a tax benefit resulting from our impairment expense, lower income, and the reversal of reserves previously created to cover tax contingencies. Our current income tax expense increased 47% from Ps5,223 million in 2007 to Ps7,762 million in 2008. Our deferred tax benefit increased significantly from Ps427 million in 2007 to Ps31,334 million in 2008. For the years ended December 31, 2007 and 2008, respectively our statutory income tax rate was 28%.

Majority Interest Net Income.    Majority interest net income represents the difference between our consolidated net income and minority interest net income, which is the portion of our consolidated net income attributable to those of our subsidiaries in which non-affiliated third parties hold interests. Changes in minority interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-affiliated third parties as of the end of each month during the relevant period and the consolidated net income attributable to those subsidiaries.

For the reasons described above, our consolidated net income (before deducting the portion allocable to minority interest) for 2008 decreased approximately Ps24,622 million, or 91%, from Ps26,945 million in 2007 to Ps2,323 million in 2008. As a percentage of net sales, consolidated net income decreased from 11% in 2007 to 1% in 2008.

The minority interest net income decreased approximately 95% from Ps837 million in 2007 to Ps45 million in 2008, mainly as a result of a significant decrease in the net income of the consolidated entities in which others have a minority interest. The percentage of our consolidated net income allocable to minority interests decreased from 3% in 2007 to 2% in 2008. Majority interest net income decreased by approximately 91% from Ps26,108 million in 2007 to Ps2,278 million in 2008. As a percentage of net sales, majority interest net income decreased from 11% in 2007 to 1% in 2008.

Liquidity And Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short term and long term. Although cash flow from our operations has historically overall met our liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic or social developments in the countries in which they operate, any one of which may materially reduce our net income and cash from operations. Consequently, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability. Our consolidated net resources provided by operating activities were approximately Ps47.9 billion in 2006 and approximately Ps45.6 billion in 2007. Net cash flows provided by operating activities were approximately Ps31.3 billion in 2008. See our Statement of Cash Flows and the Statement of Changes in the Financial Position. In light of the global financial crisis and downturn in the construction industry affecting most of our markets, we currently do not expect cash flow from operations to be sufficient to cover our working capital and investment needs and our maturing debt payment obligations in 2009.

Sources and Uses of Cash

Beginning in 2008, the new MFRS B-2, “Statement of cash flows” (“MFRS B-2”), establishes the incorporation of a new cash flow statement, which presents cash inflows and outflows in nominal currency as part of the basic financial statements, replacing the statement of changes in financial position, which included inflation effects and foreign exchange effects not realized. Considering transition rules under MFRS B-2, only the cash flow statement is presented for the period 2008 and the statements of changes in financial position, for the years ended December 31, 2007 and 2006, originally reported as of each year, are presented in constant Pesos as of December 31, 2007.

As a result, our review of sources and uses of resources presented below for 2008 refers to nominal amounts included in our statement of cash flows for 2008, while our review for 2007 and 2006 refers to constant Peso amounts as of December 31, 2007 included in our statements of changes in the financial position at the end of each year, as applicable.

Our primary sources and uses of cash during the years ended December 31, 2007 and 2008 were as follows:

2007
Operating activities
Majority interest net income	26,108
Non-cash items	17,804
Net change in working capital	1,713

Net resources provided by operating activities	45,625
Investing activities
Capital expenditures, net of disposals	(21,779)
Disposal (acquisition) of subsidiaries and associates	(146,663)
Other investments and monetary foreign currency effect	(17,356)

Net resources used in investing activities	(185,798)
Financing activities
Proceeds from debt (repayments), net, excluding debt assumed through business acquisitions	114,065
Issuance of perpetual debentures, net of interest paid	16,981
Issuance of common stock	6,399
Dividends paid	(6,636)
Other financing activities, net	(460)

Net resources provided by (used in) in investing activities	130,349

Increase (decrease) in cash and cash equivalents	(9,824)
Cash and cash equivalents at beginning of year	18,494

Cash and cash equivalents at end of year	8,670

2008
Operating activities
Majority interest net income	Ps2,278
Non-cash items	41,327
Changes in working capital, excluding financial expense and income taxes	1,243

Net cash flows provided by operating activities before comprehensive financing results and income taxes	44,848
Financial expense paid in cash	(9,951)
Income taxes paid in cash	(3,625)

Net cash flows provided by operating activities	31,272

Investing activities
Property, machinery and equipment, net	(21,248)
Disposal of subsidiaries and associates, net	10,845
Investment derivatives	2,856
Other investments	(4,227)

Net cash flows used in investing activities	(11,774)
Financing activities
Repayment of debt, net	(3,710)
Issuance of perpetual debentures, net of interest paid	(1,801)
Issuance of common stock	6,794
Dividends paid	(7,009)
Financing derivatives	(12,765)
Non-current liabilities, net	1,897

Net cash flows used in financing activities	(16,594)
Conversion Effects	2,030

Increase in cash and cash equivalents	4,934
Cash and cash equivalents at beginning of year	8,670

Cash and cash equivalents at end of year	Ps13,604

2008.    As of December 31, 2008, in nominal Peso terms and including the positive foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps2,030 million, there was an increase in cash and cash equivalents of Ps4,934 million. This increase was generated by net cash flows provided by operating activities, which after financial interest and income taxes paid in cash of approximately Ps13,576 million, amounted to approximately Ps31,272 million, which was partially offset by net resources used in investing activities of approximately Ps11,774 million and by net resources provided by financing activities for approximately Ps16,594 million.

For the year ended December 31, 2008, our net resources provided by operating activities included net resources from working capital of approximately Ps1,243 million which was mainly generated by decreases in trade receivables resulting from our securitization programs in Mexico and the U.S. and decreases in other accounts receivable and other assets for an aggregate amount of approximately Ps4,522 million, partially offset by increases in inventories and decreases in trade payables and other accounts payable and accrued expenses for an aggregate amount of approximately Ps3,279 million.

During 2008, our net resources used in financing activities of approximately Ps16,594 million, included new borrowings of approximately Ps59,568 million, which in conjunction with net resources provided by operating activities and resources obtained from the sale of subsidiaries and affiliates of approximately Ps10,845 million, were disbursed mainly in connection with: a) debt repayments of approximately Ps63,278 million; b) net losses realized in derivative financial instruments for approximately Ps9,909 million; and c) capital expenditures for approximately Ps23,900 million.

The resources obtained from the sale of subsidiaries and affiliates for approximately Ps10,845 million principally consist of the sale of a 9.5% interest in Axtel, S.A.B. de C.V., the sale/contribution of assets to our associate Ready Mix USA, LLC, the sale of our operations in the Canary Islands and the sale of our operations in Italy, all of which occurred in 2008 and are detailed in notes 8A and 10A to the consolidated financial statements.

2007.    As of December 31, 2007, in constant Peso terms as of the same date, there was a decrease in cash and cash equivalents of Ps9,824 million. This decrease was generated by net resources used in investing activities of approximately Ps185,798 million, which was partially offset by net resources provided by operating activities of approximately Ps45,625 million and net resources provided by financing activities of approximately Ps130,349 million.

For the year ended December 31, 2007, our net resources provided by operating activities included net resources from working capital of approximately Ps1,713 million which were mainly originated by decreases in trade receivables resulting from our securitization programs in Mexico and the U.S., decreases in other accounts receivable and other assets and increases in other accounts payable for an aggregate amount of approximately Ps3,464 million, partially offset by increases in inventories and decreases in trade payables for an aggregate amount of approximately Ps1,751 million.

During 2007, our net resources provided by financing activities for approximately Ps130,349 million, included new borrowings for approximately Ps206,690 million and the issuance of perpetual debentures for approximately Ps18,828 million, which in conjunction with net resources provided by operating activities, were disbursed mainly in connection with: a) the acquisition of Rinker Group Limited net of cash and cash equivalents as well as net of assets sold in December 2007 as required by the Department of Justice of the United States for approximately Ps166,770 million, including debt assumed for approximately Ps 13,943 million; b) debt repayments for approximately Ps84,412 million; and c) capital expenditures for approximately Ps22,289 million.

Capital Expenditures

At December 31, 2008, in connection with our significant projects, we had contractually committed capital expenditures for approximately U.S.$859 million. This amount is expected to be incurred over the next 2.5 years, according to the evolution of the related projects. Our capital expenditures incurred for the years ended December 31, 2007 and 2008 and our expected capital expenditures during 2009, which include an allocation to 2009 of a portion of our total future committed amount, are as follows:

(U.S. dollars millions)		2007	2008	Estimated in 2009
North America(1)	U.S.$	894	888	192
Europe(2)		723	790	251
Central and South America and the Caribbean(3)		169	175	120
Africa and the Middle East		87	84	44
Asia and Australia		57	89	27
Others(4)		111	127	16

Total consolidated	U.S.$	2,041	2,153	650

Of which:
Expansion capital expenditures(5)		U.S.$	1,591	350
Base capital expenditures(6)		U.S.$	562	300

(1)	In North America, our estimated capital expenditures during 2009 include amounts related to the expansion of the Yaqui and the Tepeaca plants in Mexico, and the expansion of the Balcones and the Brooksville South plants.

(2)	In Europe, our estimated capital expenditures during 2009 include amounts related to the construction of the new cement production facility in Teruel, Spain, the new grinding mill and blending facility at the Port of Tilbury in the United Kingdom and the expansion of our cement plants in Poland and Latvia.

(3)	In Central and South America and the Caribbean, our estimated capital expenditures during 2009 include the construction of the new kiln in Panama.

(4)	Our “Others” capital expenditures expected during 2009 include our trading activities as well as our corporate requirements.

(5)	Expansion capital expenditures refer to the acquisition or construction of new assets intended to increase our current operating infrastructure and which are expected to generate additional amounts of operating cash flows.

(6)	Base capital expenditures refer to the acquisition or construction of new assets that would replace portions of our operating infrastructure and which are expected to maintain our operating continuity.

As reflected in the prior table, during 2009, in response to the continued severe deterioration of the economic environment, we have substantially reduced our capital expenditures budget. See “Business of CEMEX — Our Business Strategy.” We may revise our planned capital expenditures if conditions deteriorate further during 2009.

Our Indebtedness

As of December 31, 2008, we had approximately U.S.$19 billion (Ps258 billion) of total debt, of which approximately 15% was short-term and 85% was long-term (including current maturities of long-term debt). As of December 31, 2008, before giving effect to our cross currency swap arrangements discussed herein, approximately 67% of our consolidated debt was Dollar-denominated, approximately 11% was Peso-denominated, approximately 19% was Euro-denominated, approximately 2% was Japanese Yen-denominated, and immaterial amounts were denominated in other currencies. The weighted average interest rates of our debt as of December 31, 2008 in our main currencies were 2.7% on our Dollar-denominated debt, 5.6% on our Peso-denominated debt, 4.1% on our Euro-denominated debt, and 1.6% on our Yen-denominated debt. The foregoing debt information does not include the perpetual instruments issued by C5 Capital (SPV) Limited, C8 Capital (SPV) Limited, C10 Capital (SPV) Limited and C10-EUR Capital (SPV) Limited in December 2006 and February and May 2007 described below. See “— Our Perpetual Debentures.”

From time to time, as part of our financing activities, we and our subsidiaries have entered into various financing agreements, including bank loans, credit facilities, sale-leaseback transactions, forward contracts, forward lending facilities and equity swap transactions. Additionally, we and our subsidiaries have issued notes, commercial paper, bonds, preferred equity and putable capital securities.

Most of our outstanding indebtedness has been incurred to finance our acquisitions and to finance our capital expenditure programs. CEMEX México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V., two of our principal Mexican subsidiaries, have provided guarantees of our indebtedness in the amount of approximately U.S.$3,725 million (Ps43,633 million) as of December 31, 2006 and U.S.$6,584 million (Ps71,897 million) as of December 31, 2007. As of December 31, 2008, CEMEX México, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V. have provided guarantees of our indebtedness in the amount of approximately U.S.$6,396 million (Ps87,881 million) and U.S.$4,837 million (Ps66,460 million), respectively.

Our credit ratings have recently been downgraded below investment grade by Standard & Poor’s and by Fitch. The loss of our investment grade ratings will negatively impact the terms on which we could refinance our debt, including tighter covenants and higher interest rates, among others. In addition, current credit market conditions may negatively affect our ability to maintain current accounts receivable securitization. See “— Our Receivables Financing Arrangements.”

We have a substantial amount of debt maturing in the next several years, including, after giving effect to the recently completed refinancing, debt with an aggregate principal amount of approximately U.S.$4,108 million, U.S.$3,766 million and U.S.$7,782 million maturing in 2009, 2010 and 2011, respectively. See “Risk Factors — Risks Relating to Our Business — We have substantial amounts of debt maturing in 2009 and each of the next several years and, if we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations.” As of February 20, 2009, we had debt with an aggregate principal amount of approximately U.S.$722 million maturing before the end of the first quarter of 2009, and U.S.$473 million, U.S.$428 million and U.S.$2,210 million maturing during each of the remaining three quarters of 2009, respectively. We do not expect cash from operations to be sufficient to repay this indebtedness, and we expect to require other indebtedness and sale of assets in order to finance these maturities.

As of February 24, 2009, our revolving credit facilities are fully drawn, and if we are unable to complete our planned divestitures of non-core assets, our ability to access the capital markets under current market conditions are less favorable, and our operating cash flow may not be sufficient to cover our short-term debt maturities.

Some of the debt instruments in respect of our and our subsidiaries’ indebtedness contain various covenants, which, among other things, require us and them to maintain specific financial ratios, restrict asset sales and dictate the use of proceeds from the sale of assets. These restrictions may adversely affect our ability to finance our future operations or capital needs or to engage in other business activities, such as acquisitions, which may be in our interest. From time to time, we have sought and obtained waivers and amendments to some of our and our subsidiaries’ debt agreements, principally in connection with acquisitions. In connection with the financing of the Rinker acquisition we have requested and received waivers and/or obtained amendments delaying the application of our leverage financial ratio covenants contained in our bank financing agreements through September 2008. Notwithstanding the fact that we had complied with our financial covenants as of September 30, 2008, on November 14, 2008, we announced a refinancing process, including the amendment, among other conditions, of the leverage ratio covenant in our existing syndicated loan facilities. On December 19, 2008, we announced that we reached an agreement with our bank lenders to increase the permitted leverage ratio requirement starting on the period ending on December 31, 2008. See “Recent Developments — Recent Developments Relating to Our Indebtedness.” Our failure to obtain any required waivers may result in the acceleration of the affected indebtedness and could trigger our obligations to make payments of principal, interest and other amounts under our other indebtedness, which could have a material adverse effect on our financial condition. We believe that we have good relations with our lenders and the lenders to our subsidiaries, and nothing has come to our attention that would lead us to believe that any future waivers that do not materially prejudice our lenders’ interest, if required, would not be forthcoming. However, we cannot assure you that future waivers would be obtained, if requested. As of December 31, 2008, we were in compliance with all the financial covenants in our own and our subsidiaries’ debt instruments.

The instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These and future restrictions could limit our ability, among other things, to: incur debt based on certain financial ratios; pay dividends on stock; redeem stock or redeem subordinated debt; make investments; sell assets, including capital stock of subsidiaries; guarantee indebtedness; enter into agreements that restrict dividends or other distributions from Restricted Subsidiaries; enter into transactions with affiliates; create or assume liens; engage in mergers or consolidations; and enter into a sale of all or substantially all of our assets. The breach of any covenants could result in a default under existing or future debt obligations. Upon the occurrence of any event of default under our credit facilities or any of our other debt, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable.

The following is a description of our financings in 2008:

•	On April 25, 2008, we completed an issuance of notes under our Medium-Term Promissory Notes Program (“Certificados Bursátiles”), for Ps1.0 billion with a maturity of approximately 2.5 years.

•

On June 2, 2008, New Sunward Holding B.V. closed two identical U.S.$525 million facilities with a group of relationship banks. Each facility allowed the principal amount to be automatically extended by us for consecutive six-month periods indefinitely after a period of three years and included an option of New Sunward Holding B.V. to defer interest at any time (except in limited situations), subject to the absence of an event of default under the facility. Within the first three years that each facility is in place, New Sunward Holding B.V., subject to the satisfaction of specified conditions, had options to convert all (and not part) of the respective amounts outstanding under the respective facility into maturity loans, each with a fixed maturity date of June 30, 2011. New Sunward Holding B.V. exercised this right to convert the facilities during December 2008. The facilities pay a Yen Libor multiplier semiannually. The cost in dollars has been fixed for the three years, to 2.6%, 2.9% and 3.3% respectively.

•

On June 25, 2008, we entered into a structured transaction, relating to (i) a U.S.$500 million credit agreement with a bullet maturity on April 29, 2011 and (ii) a series of put spread derivative transactions on our ADSs with a notional amount equal to the amount of the credit agreement. The cost of the credit agreement will be 0%, if the average price of our ADS at the end of the put spread option is equal or above U.S.$32.92 (as the interest payment would be funded by the net put premium), or from 0.1% to a maximum of 11.2%, if the ADS price is below U.S.$32.92 at maturity. The proceeds were used to refinance existing short-term indebtedness we incurred in connection with the Rinker acquisition.

•	On October 14, 2008, we entered into a U.S.$250 million amortizing loan agreement with a final maturity of two years.

•

On December 11, 2008, we issued Ps970 million of long-term debt in the Mexican capital markets, exchanging Certificados Bursátiles maturing in 2008 and 2009 for new notes, representing a 17% participation rate in the exchange offer. The new notes, guaranteed by CEMEX México S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V., mature on September 15, 2011.

•

During the last quarter of 2008, we also issued various short-term notes under our Short-Term Promissory Notes Program (“Certificados Bursátiles de Corto Plazo”), with the partial guarantee of the Mexican government through NAFIN, having an outstanding amount of Ps1.4 billion at the end of the quarter.

Liquidity

We have a substantial amount of debt maturing in the next several years. See “— Our Indebtedness.”

As of February 20, 2009, we had indebtedness of approximately U.S.$722 million maturing before the end of the first quarter of 2009, and U.S.$473 million, U.S.$428 million and U.S.$2,210 million maturing during each of the remaining three quarters of 2009, respectively. In addition, as of February 20, 2009, we owed approximately U.S.$266 million related to closed derivatives positions, of which approximately U.S.$197 million is currently due in 2009. Furthermore, as of such date we had securitization programs with scheduled commitment expiration dates during 2009 for an aggregate principal amount of approximately U.S.$575 million, all maturing in the first half of the year. As of February 24, 2009, our revolving credit facilities are fully drawn. We continue exploring and evaluating opportunities to raise funds. However, continued uncertainty in the stock and credit markets may negatively impact our ability to access additional short-term and long-term financing or negatively impact the terms on which we could refinance our debt. See “Risk Factors — Risks Relating to Our Business — We have substantial amounts of debt maturing in 2009 and each of the next several years and, if we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations.”

In light of the global financial crisis and downturn in the construction industry affecting most of our markets, we currently do not expect cash flow from operations to be sufficient to cover our working capital and investment needs and our maturing debt payment obligations in 2009. As a result, we have been focusing, and expect to continue to focus, on strengthening our capital structure and regaining financial flexibility through refinancing and debt reduction efforts. In addition to the recently completed refinancing (see “Recent Developments — Recent Developments Relating to Our Indebtedness”), we have taken the following actions to cover our working capital and capital investments needs and to pay our indebtedness maturing in 2009:

Asset Divestiture Process.    We have recently begun a process aimed at divesting certain non-core assets in order to reduce our debt. In addition to our 2008 sales of our Canary Islands and Italian operations, and our agreement to sell our Austrian and Hungary operations, we are currently engaged in marketing for sale additional non-core assets, including our concrete-pipe business in Australia (consisting of 16 concrete pipe and product manufacturing facilities located throughout Australia), and other non-core assets in our portfolio. We currently expect our asset divestment initiatives to generate approximately U.S.$2 billion in 2009, including the proceeds expected to be received in connection with the sale of our operations in Austria and Hungary. See “Risk Factors — Risks Relating to Our Business — Our ability to comply with our upcoming debt maturities depends on our making substantial asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.”

Global Cost-Reduction Program.     In September 2008, we announced a global cost-reduction program intended to reduce our cost structure to a level consistent with the decline in our markets. Our global cost-reduction program encompasses different ongoing undertakings including headcount reductions, capacity closures across the value chain, and a general reduction in global operating expenses.

In connection with the implementation of our cost-reduction program and, as part of our ongoing efforts to eliminate redundancies at all levels and streamline corporate structures to increase our efficiency and lower costs, we have reduced our global headcount by approximately 15%, from 66,612 employees as of December 31, 2007 to 56,791 employees as of December 31, 2008.

In addition, 26 out of 82 cement production lines were temporarily shut down (for a period of at least two months) in 2008 and the beginning of 2009 in order to rationalize the use of our assets; similar actions were taken in our ready-mix concrete and aggregates businesses. Such rationalizations included our operations in Mexico, the United States, Spain and the United Kingdom. Furthermore, we have reduced our energy costs by actively managing our energy contracting and sourcing, and by increasing the use of alternative fuels. In 2009, we expect our fuels and electricity costs of cement production to decline 11% in U.S. Dollar terms versus 2008.

Reduced Capital Expenditures.    In light of the continued deterioration in demand throughout all of our markets, we decided to reduce maintenance and expansion capital expenditures to approximately U.S.$650 million during 2009, from approximately U.S.$2.2 billion during 2008.

We believe that successful implementation of these initiatives will provide the necessary resources to strengthen our financial structure and regain financial flexibility. If we are unable to complete our planned divestitures of non-core assets and our cash flow or capital resources prove inadequate, we could face liquidity problems that could materially and adversely affect our results of operations and financial condition. See “Risk Factors — Risks Relating To Our Business.”

Our Equity Forward Arrangements

On December 20, 2006, we sold in the Mexican market 50 million CPOs that we held in treasury for approximately Ps1,932 million to a financial institution. On the same date, CEMEX negotiated a forward contract for the same number of CPOs with maturity in December 2009. The notional amount of the contract was approximately U.S.$171 million (Ps2,003 million). This equity forward contract was liquidated in 2007, generating a gain of approximately U.S.$13 million (Ps142 million) recognized in our income statement. See note 11C part II to our consolidated financial statements.

In December 2007, CEMEX negotiated an equity forward contract covering approximately 47 million CPOs with maturity in March 2008. The notional amount of the contract was approximately U.S.$121 million (Ps1,321 million). This contract was negotiated to hedge future exercises of options under CEMEX’s executive stock option programs. During 2008, the hedge was increased to approximately 81 million CPOs with a notional amount of U.S.$206 million. During October 2008, a significant decrease in the price of CPOs accelerated the anticipated settlement of these contracts, which generated a loss of approximately U.S.$153 million (Ps2,102 million), recognized in our results for the period. See notes 11C part II and 16 to our consolidated financial statements.

In connection with the sale of shares of AXTEL (see note 8A to our consolidated financial statements) and in order to benefit from a future increase in the prices of such entity, on March 31, 2008, CEMEX entered into two forward contracts with two counterparties. Together the forward contracts are convertible to cash over the price of 119 million CPOs (each for 59.5 million CPOs) of AXTEL with maturity in April 2011. The fair value of such contracts as of December 31, 2008 was a loss of approximately U.S.$12 million (Ps165 million), including a deposit in margin accounts for U.S.$184 million (Ps2,528 million) which is presented net within liabilities, as a result of offsetting balances with the counterparties. Changes in the fair value of these instruments generated a loss in our 2008 income statement of approximately U.S.$196 million (Ps2,693 million).

Our Perpetual Debentures

As of December 31, 2006, 2007 and 2008, minority interest stockholders’ equity includes approximately U.S.$1,250 million (Ps14,642 million), U.S.$3,065 million (Ps33,470 million) and U.S.$3,020 million (Ps41,495 million), respectively, representing the principal amount of perpetual debentures. These debentures have no fixed maturity date and do not represent a contractual payment obligation for us. Based on their characteristics, these debentures, issued through special purpose vehicles, or SPVs, qualify as equity instruments under Mexican FRS and are classified within minority interest as they were issued by consolidated entities, considering that there is no contractual obligation to deliver cash or any other financial asset, the debentures do not have any maturity date, meaning that they were issued to perpetuity, and we have the unilateral right to defer indefinitely the payment of interest due on the debentures. The classification of the debentures as equity instruments for accounting purposes under Mexican FRS was made under applicable International Financial Reporting Standards, or IFRS, which were applied to these transactions in compliance with the supplementary application of IFRS in Mexico. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the perpetual debentures, are included within “Other equity reserves” and represented expenses of approximately Ps2,596 million in 2008, Ps1,847 million in 2007 and Ps152 million in 2006. The different SPVs were established solely for purposes of issuing the perpetual debentures and are included in our consolidated financial statements. As of December 31, 2008, our perpetual debentures are as follows:

Issuer	Issuance Date	Nominal Amount (in millions)	Repurchase Option	Interest Rate
C10-EUR Capital (SPV) Ltd.	May 2007	€730	Tenth anniversary	6.3%
C8 Capital (SPV) Ltd.	February 2007	U.S.$750	Eighth anniversary	6.6%
C5 Capital (SPV) Ltd.	December 2006	U.S.$350	Fifth anniversary	6.2%
C10 Capital (SPV) Ltd.	December 2006	U.S.$900	Tenth anniversary	6.7%

Under U.S. GAAP, these perpetual debentures are recognized as debt and interest payments are included as financing expense as part of the comprehensive financial result in the income statement.

As described below and in note 11C part III to our financial statements, there are derivative instruments associated with the debentures issued by C5 Capital (SPV) Limited, C8 Capital (SPV) Limited, C10 Capital (SPV) Limited and C10-EUR Capital (SPV) Limited through which we have changed the risk profile associated with interest rates and foreign exchange rates in respect of these debentures.

Our Receivables Financing Arrangements

We have established sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. These programs were originally negotiated by our subsidiaries in Mexico during 2002, our subsidiary in the United States during 2001, our subsidiary in Spain during 2000 and our subsidiary in France during 2006. Through the securitization programs, our subsidiaries effectively surrender control, risks and the benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the balance sheet at the moment of sale, except for the amounts that the counterparties have not paid, which are reclassified to other accounts receivable. See notes 4 and 5 to our consolidated financial statements. The balances of receivables sold pursuant to these securitization programs as of December 31, 2006, 2007 and 2008 were Ps12,731 million (U.S.$1,166 million), Ps12,325 million (U.S.$1,129 million) and Ps14,765 million (U.S.$1,075 million), respectively. The accounts receivable qualifying for sale do not include amounts over specified days past due or concentrations over specified limits to any one customer, according to the terms of the programs. Expenses incurred under these programs, originated by the discount granted to the acquirers of the accounts receivable, are recognized in the income statements as financial expense and were approximately Ps475 million (U.S.$44 million) in 2006, Ps673 million (U.S.$62 million) in 2007 and Ps656 million (U.S.$58 million) in 2008. The proceeds obtained through these programs have been used primarily to reduce net debt. As of February 20, 2009, we had securitization programs with scheduled commitment expiration dates during 2009, for an aggregate principal amount of approximately U.S.$575 million, including U.S.$275 million of our U.S. program maturing in the first quarter, and approximately Ps2,073 million (U.S.$142 million) and approximately €126 million (U.S.$158 million) of our Mexican and France programs, respectively, maturing in the second quarter of 2009. We have made progress in our current negotiation with financial institutions to extend these programs and most of such maturities. If we are unable to extend these transactions on reasonable terms or at all, however, it would have a negative impact on our liquidity and financial condition.

See “Risk Factors — Risks Relating to Our Business — We have substantial amounts of debt maturing in 2009 and each of the next several years and, if we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations.”

Stock Repurchase Program

Under Mexican law, our shareholders may authorize a stock repurchase program at our annual shareholders’ meeting. Unless otherwise instructed by our shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with our 2006 and 2007 annual shareholders’ meetings held on April 26, 2007, and April 24, 2008, respectively, our shareholders approved stock repurchase programs in an amount of up to Ps6,000 million (nominal amount) to be implemented between April 2007 and April 2009. As of February 24, 2009, no shares were purchased under these programs.

Commitments

As of December 31, 2008, we had commitments for the purchase of raw materials for an approximate amount of U.S.$194 million.

During 1999, we entered into agreements with a partnership, which built and operated an electrical energy generating plant in Mexico called Termoeléctrica del Golfo, or TEG. During 2007, another company replaced the original operator. The agreements provide that we are required to purchase the energy generated by the plant for a term of not less than 20 years, which started in April 2004. In connection therewith, we committed to supply TEG all fuel necessary for its operations, a commitment that we have hedged through a 20-year agreement with Petróleos Mexicanos. When the operator of TEG changed, the term of our agreements with TEG was extended until 2027. However, our agreement with Petróleos Mexicanos terminates in 2024. Consequently, for the last 3 years of the TEG fuel supply contract, we intend to purchase the required fuel in the market. We are not required to make any capital expenditures for this project. For the years ended December 31, 2007 and 2008, TEG supplied 59.7% and 60.4%, respectively, of our electricity needs in Mexico during such years.

Starting on June 30, 2008, Ready Mix USA has had the right to require us to acquire Ready Mix USA’s interest in CEMEX Southeast, LLC and Ready Mix USA, LLC at a price equal to the greater of a) eight times the companies’ operating cash flow for the trailing twelve months, b) eight times the average of the companies’ operating cash flow for the previous three years, or c) the net book value of the combined companies’ assets. We estimate this price would have been approximately U.S.$650 million as of January 31, 2009. This option will expire on July 1, 2030.

Contractual Obligations

As of December 31, 2007 and 2008, we had the following material contractual obligations:

(in millions of Dollars)		2007	2008
Obligations		Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
Long-term debt	U.S.$	18,100	4,161	8,565	1,396	1,876	15,998
Capital lease obligation		51	14	10	3	—	27

Total debt(1)		18,151	4,175	8,575	1,399	1,876	16,025
Operating leases(2)		841	214	339	228	179	960
Interest payments on debt(3)		2,624	357	566	213	136	1,272
Interest rate derivatives(4)		407	9	53	5	25	92
Pension plans and other benefits(5)		1,925	164	309	311	825	1,609
Inactive derivative financial instruments(6)		—	252	30	95	8	385

Total contractual obligations	U.S.$	23,948	5,171	9,872	2,251	3,049	20,343

	Ps	261,513	71,050	135,641	30,929	41,893	279,513

(1)	The scheduling of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past we have replaced our long-term obligations for others of similar nature.

(2)	The amounts of operating leases have been determined on the basis of nominal cash flows. We have operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which we are required to make annual rental payments plus the payment of certain operating expenses. Rental expense was U.S.$178 million (Ps2,085 million), U.S.$195 million (Ps2,129 million) and U.S.$198 million (Ps2,239 million) in 2006, 2007 and 2008, respectively.

(3)	For purposes of determining future estimated interest payments on our floating rate debt, we used the interest rates in effect as of December 31, 2007 and 2008.

(4)	The estimated cash flows under interest rate derivatives include the approximate cash flows under our interest rate and cross currency swap contracts, and represent the net amount between the rate we pay and the rate received under such contracts. For purposes of determining future estimated cash flows, we used the interest rates applicable under such contracts as of December 31, 2007 and 2008.

(5)	Amounts relating to planned funding of pensions and other post-retirement benefits represent estimated annual payments under these benefits for the next 10 years, determined in local currency and translated into U.S. dollars at the effective exchange rates as of December 31, 2007 and 2008. Future payments include the estimate of new retirees during such future years.

(6)	Refers to estimated contractual obligations in connection with positions of inactive derivative financial instruments. See note 11D to our consolidated financial statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results, liquidity or capital resources.

CEMEX Venezuela

As of and for the periods ended December 31, 2007 and July 31, 2008, measured in Pesos, our Venezuelan operations accounted for approximately 2.9% and 3.0% of our consolidated revenues, respectively, and 2.1% in both periods of our consolidated total assets. We expect to use the proceeds expected to be received as compensation from the Government of Venezuela either to reduce our debt or replace the lost installed capacity with an investment elsewhere. For these reasons, we consider that, after compensation for the confiscated assets is received, the nationalization of our Venezuelan assets will not have a material impact on our financial position, liquidity or results of operations. Nonetheless, it is not possible to predict the timing of such compensation or its amount, and during the period until compensation is received, we will be negatively affected. In any event, we do not expect these effects to be significant in light of our overall financial position.

We consolidated the income statement of CEMEX Venezuela in our results of operations for the seven-month period ended July 31, 2008. For balance sheet purposes, as of December 31, 2008, our investment in Venezuela was presented within “Other investments and non current accounts receivable.” As of December 31, 2007 and 2008, the net book value of our investment in Venezuela was approximately Ps6,732 million and Ps6,877 million, respectively, corresponding to our interest of approximately 75.7%.

See notes 8B and 10A to our consolidated financial statements.

See “Business of CEMEX — Regulatory Matters and Legal Proceedings — Tax Matters — Nationalization of CEMEX Venezuela and ICSID Arbtiration.”

Qualitative and Quantitative Market Disclosure

Our Derivative Financial Instruments

We use derivative financial instruments in order to change the risk profile associated with changes in interest rates and foreign exchange rates of debt agreements, as a vehicle to reduce financing costs, as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions, (ii) our net assets in foreign subsidiaries and (iii) future exercises of options under our executive stock option programs. Before entering into any transaction, we evaluate, by reviewing its credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we can not assure that risk of non-compliance with the obligations agreed to with such counterparties is minimal.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

Derivative Instruments	(U.S.$ millions)				Maturity Date
	At December 31, 2007		At December 31, 2008
	Notional amount	Estimated fair value	Notional amount	Estimated fair value
Equity forward contracts	121	2	258	(12)	April ’11
Other forward contracts	—	—	40	(5)	Oct ’09
Other Equity Derivatives	—	—	500	(44)	Aug ’11
Foreign exchange forward contracts	7,216	(51)	940	(2)	Jan ’08 –April ’11
Derivatives related to perpetual equity instruments	3,065	202	3,020	266	Dec ’11 –Jun ’17
Interest rate swaps	4,473	68	15,319	(18)	Jan ’08 – Mar ’14
Cross currency swaps	2,532	126	528	(57)	Jan ’08 – Sept ’12
Derivatives related to energy	219	14	208	54	Sept ’22

Our Equity Derivative Forward Contracts.    In December 2007, CEMEX negotiated an equity forward contract covering approximately 47 million of CPOs with maturity in March 2008. The notional amount of the contract was approximately U.S.$121 million (Ps1,321 million). This contract was negotiated to hedge future exercises of options under CEMEX’s executive stock option programs. During 2008, the hedge was increased to approximately 81 million CPOs with a notional amount of U.S.$206 million. During October 2008, a significant decrease in the price of CPOs accelerated the anticipated settlement of these contracts, which generated a loss of approximately U.S.$153 million (Ps2,102 million), recognized in the results for the period. See notes 11C part II and 16 to our consolidated financial statements. Likewise, in December 2006, CEMEX sold in the market 50 million CPOs that it held in CEMEX’s treasury for approximately Ps1,932 million. On the same date, CEMEX negotiated a forward contract for the same number of CPOs with maturity in December 2009. The notional amount of the contract was approximately U.S.$171 million (Ps2,003 million). This derivative was liquidated in 2007, generating a gain of approximately U.S.$13 million (Ps142 million) recognized in the income statement. See note 11C part II to our consolidated financial statements.

In connection with the sale of shares of AXTEL (see note 8A to our financial statements) and in order to benefit from a future increase in the prices of such entity, on March 31, 2008, CEMEX entered into a forward contract convertible to cash over the price of 119 million CPOs of AXTEL with maturity in April 2011. The fair value of such contract as of December 31, 2008, was a loss of approximately U.S.$12 million (Ps165 million), including a deposit in margin accounts for U.S.$184 million (Ps2,528 million) which is presented net within liabilities, as a result of offsetting balances with the counterparty. Changes in the fair value of this instrument generated a loss in the income statement of approximately U.S.$196 million (Ps2,693 million).

Our Other Forward Contracts.    During 2008, CEMEX negotiated a forward contract over the TRI (Total Return Index) of the Mexican Stock Exchange, maturing in October 2009 through which CEMEX maintains exposure to increases or decreases of such index. TRI expresses the market return on stock based on market capitalization of the issuers comprising the index. See note 11C part II to our consolidated financial statements.

Our Other Equity Derivative Contracts.    These derivatives are described as options over the CPO price. In June 2008, CEMEX entered into a structured transaction, under which it issued debt for U.S.$500 million (Ps6,870 million) paying an interest expense of LIBOR plus 132.5 bps., which includes options over the price of CEMEX’s ADSs. In case the ADS price exceeds U.S.$32, the net interest rate under the issuance is considered to be zero. This rate increases as the price of the share decreases, with a maximum rate of 12% when the share price is lower than U.S.$23 million. CEMEX evaluates the option over the price of the ADS at fair value, recognizing the amount in the income statement. The fair value includes a deposit in margin accounts of U.S.$69 million (Ps948 million), which is presented net within liabilities as a result of an offsetting agreement with the counterparty. See note 11C part III to our consolidated financial statements.

Our Foreign Exchange Forward Contracts.    As of December 31, 2007 in order to hedge financial risks associated with variations in foreign exchange rates of certain net investments in foreign countries denominated in Euros and Dollars vis-à-vis the Peso, and consequently reducing volatility in the value of stockholders’ equity in CEMEX’s reporting currency, CEMEX negotiated foreign exchange forward contracts with different maturities until 2010. Changes in the estimated fair value of these instruments were recorded in stockholders’ equity as part of the foreign currency translation effect. In October 2008, as part of the closing process of positions exposed to fluctuations in exchange rates vis-à-vis the Peso previously described, CEMEX entered into foreign exchange forward contracts with opposite exposure to the original contracts. As a result of these new positions, changes in the fair value of the original instruments will be offset in results by an equivalent opposite amount generated by these new derivative positions. The designation of original positions as hedges of CEMEX’s net exposure over investment in foreign subsidiaries in stockholders’ equity ended when the contracts of new offsetting derivative positions ended in October 2008. Therefore, changes in fair value of original positions and new offsetting derivative positions are recognized prospectively in the income statement within the inactive derivative financial instruments (note 11D to our consolidated financial statements). Valuation effects were registered until the accounting hedge within comprehensive income was revoked, adjusting the cumulative effect for translation of foreign subsidiaries.

Between April and August 2007, in connection with the acquisition of Rinker, CEMEX negotiated foreign exchange forward contracts in order to hedge the variability in a portion of the cash flows associated with exchange fluctuations between the Australian dollar and the U.S. Dollar, the currency in which CEMEX obtained the proceeds. The notional amount of these contracts reached approximately U.S.$5,663 million in June 2007. Resulting from changes in the fair value of these contracts, upon settlement CEMEX realized a gain of approximately U.S.$137 million (Ps1,496 million), which was recognized in the 2007 results.

Our Interest Rate Swaps.    As of December 31, 2007 and 2008, we held interest rate swaps for notional amounts of approximately U.S.$4,473 million and U.S.$15,319 million, respectively, entered into in order to hedge contractual cash flows (interest payments) of underlying debt negotiated at floating rates. Although these interest rate swap contracts are part of, and complement, our financial strategy, they generally do not meet the accounting hedge criteria. Consequently, changes in the estimated fair value of these instruments were recognized in earnings. As of December 31, 2007, there were no interest rate swaps which met the accounting hedge criteria and as of December 31, 2008, there were interest rate swaps with a nominal amount of U.S.$400 million that are accounted as cash flow hedges. Accordingly, changes in the estimated fair value of these instruments that meet the accounting hedge criteria are recognized as stockholders’ equity representing a loss of U.S.$25 million in 2008, and will be reclassified to earnings as the financial expense of the related debt is accrued. In addition, periodic payments under these instruments that meet the accounting hedge criteria are recognized in earnings as an adjustment of the effective interest rate of the related debt. See note 11C part I to our consolidated financial statements.

Our Cross Currency Swaps.    As of December 31, 2007 and 2008, we held cross currency swap contracts related to our short-term and long-term financial debt portfolio. Through these contracts, we carried out the exchange of the originally contracted currencies and interest rates, over a determined amount of underlying debt. During the life of these contracts, the cash flows originated by the exchange of interest rates under the cross currency swap contracts match the interest payment dates and conditions of the underlying debt. Likewise, at maturity of the contracts and the underlying debt, we will exchange with the counterparty notional amounts provided by the contracts so that we will receive an amount of cash flow equal to cover our primary obligation under the underlying debt. In exchange, we will pay the notional amount in the exchanged currency. As a result, we have effectively exchanged the risks related to interest rates and foreign exchange variations of the underlying debt to the rates and currencies negotiated in the cross currency swap contracts. See note 11C to our consolidated financial statements.

The periodic cash flows on the cross currency swap instruments arising from the exchange of interest rates are recorded in the comprehensive financing result as part of the effective interest rate of the related debt. We recognize the estimated fair value of the cross currency swap contracts as assets or liabilities in the balance sheet, with changes in the estimated fair value being recognized through the income statement. All financial assets and liabilities with the same maturity, for which our intention is to simultaneously realize or settle, have been offset for presentation purposes, in order to reflect the cash flows that we expect to receive or pay upon settlement of the financial instruments.

In respect of the estimated fair value recognition of the cross currency swap contracts, as of December 31, 2007 and 2008, we recognized net assets of U.S.$126 million (Ps1,376 million) and a net liability of U.S.$57 million (Ps783 million), respectively, related to the estimated fair value of all cross currency swap contracts, both short-term and long-term.

For the years 2006, 2007 and 2008, changes in the fair value of cross currency swaps, recognized in the results of the period, generated losses of U.S.$58 million (Ps679 million), U.S.$28 million (Ps306 million) and U.S.$216 million (Ps2,968 million), respectively.

The periodic interest rate cash flows under the cross-currency swaps were recognized within financial expense as part of the effective interest rate of the related debt. See note 11C to our consolidated financial statements.

Our Derivatives Related to Energy Projects.    As of December 31, 2007 and 2008, we had an interest rate swap maturing in September 2022, for notional amounts of U.S.$214 million and U.S.$208 million, respectively, negotiated to exchange floating for fixed interest rates, in connection with agreements we entered into for the acquisition of electric energy for a 20-year period commencing in 2003. During the life of the derivative contract and over its notional amount, we will pay LIBO rates and receive a 5.4% fixed rate until maturity in September 2022. In addition, during 2001, CEMEX sold a floor option, which had a notional amount of U.S.$149 million in 2006, and that was settled in 2007, generating a loss of U.S.$16 million (Ps175 million) in 2007. As of December 31, 2007, after giving effect to the settlement of the floor option, the fair value of the swap represented a gain of U.S.$14 million (Ps153 million). During 2008, the change in the fair value of this instrument generated a gain of approximately U.S.$40 million (Ps550 million). Changes in fair value of these contracts were recognized in earnings during the respective period. See note 11C part II to our consolidated financial statements.

Our Derivative Instruments Related to Perpetual Equity Instruments.    In connection with the issuance of the debentures by C5 Capital (SPV) Limited and C10 Capital (SPV) Limited in December 2006 described above, pursuant to which we pay a fixed Dollar rate of 6.196% on a notional amount of U.S.$350 million and a fixed Dollar rate of 6.722% on a notional amount of U.S.$900 million, respectively, we decided to change the foreign exchange exposure on the coupon payments from Dollars to Yen. In order to do so, we contemporaneously entered into two cross-currency swaps: a U.S.$350 million notional amount cross-currency swap, pursuant to which, for a five-year period, we receive a fixed rate in Dollars of 6.196% of the notional amount and pay six-month Yen LIBOR multiplied by a factor of 4.3531, and a U.S.$900 million notional amount cross-currency swap, pursuant to which, for a ten-year period, we receive a fixed rate in Dollars of 6.722% of the notional amount and pay six-month Yen LIBOR multiplied by a factor of 3.3878. Each cross-currency swap includes an extinguishable swap, which provides that if the relevant debentures are extinguished for certain stated conditions but before the maturity of the cross-currency swap, such cross-currency swap would be automatically extinguished, with no amounts payable by the swap counterparties. In addition, in order to eliminate variability during the first two years in the Yen-denominated payments due under the cross-currency swaps, we entered into foreign exchange forwards for a notional amount of U.S.$89 million, under which we pay Dollars and receive payments in Yen. Changes in fair value of all the derivative instruments associated with the perpetual debentures are recognized in the income statement as part of the comprehensive financing result.

In connection with the issuance of the debentures by C8 Capital (SPV) Limited and C10-EUR Capital (SPV) Limited in February and May 2007 described above, pursuant to which we pay a fixed Dollar rate of 6.640% on a notional amount of U.S.$750 million and a fixed Euro rate of 6.277% on a notional amount of €730 million, respectively, we decided to change the foreign exchange exposure on the coupon payments from Dollars and Euros to Yen. In order to do so, we contemporaneously entered into two cross-currency swaps: a U.S.$750 million notional amount cross-currency swap, pursuant to which, for an eight-year period, we receive a fixed rate in Dollars of 6.640% of the notional amount and pay six-month Yen LIBOR multiplied by a factor of 3.55248, and a €730 million notional amount cross-currency swap, pursuant to which, for a ten-year period, we receive a fixed rate in Euros of 6.277% of the notional amount and pay twelve-month Yen LIBOR multiplied by a factor of 3.1037. Each cross-currency swap includes an extinguishable swap, which provides that if the relevant debentures are extinguished for certain stated conditions but before the maturity of the cross-currency swap, such cross-currency swap would be automatically extinguished, with no amounts payable by the swap counterparties. In addition, in order to eliminate variability during the first two years in the Yen-denominated payments due under the cross-currency swaps, we entered into foreign exchange forwards for notional amounts of U.S.$273 million, under which CEMEX pays Dollars and receives payments in Yen. Changes in fair value of all the derivative instruments associated with the perpetual debentures are recognized in the income statement as part of the comprehensive financing result.

Our Inactive Derivative Instruments Related to Perpetual Equity Instruments.    In order to eliminate the exposure in positions of derivative instruments sensitive to fluctuations in the foreign exchange rate of the Mexican Peso against foreign currencies, and considering contractual limitations to extinguish contracts before their maturity date, between October 14 and 16, 2008, CEMEX contracted new derivative instruments with the same counterparties. These instruments represent the new derivative position, offset by fluctuations of the variables included in the original derivative instruments, effectively eliminating the volatility of these instruments in the income statement. As of December 31, 2008, derivative instruments involved in the restructuring are disclosed as inactive positions and their valuation effects are presented within “Other financial obligations” in the balance sheet and represented a net liability of U.S.$385 million (Ps5,290 million).

As of December 31, 2008, related to compensation agreements included in the contracts of derivative instruments, the balance of deposits in margin accounts of U.S.$198 million (Ps2,720 million) of inactive positions are presented net within CEMEX’s liabilities with its counterparties. As of December 31, 2008, inactive derivative instruments are presented as follows:

	2008
(millions of U.S. dollars)	Notional amount*		Fair value
Short-term Cross Currency Swaps (“CCS”) original derivative position(1)	U.S.$	460	(48)
Short-term CCS net offsetting derivative position		460	18
Long-term CCS original derivative position(2)		1,299	(257)
Long-term CCS net offsetting derivative position		1,299	58

Original CCS net of its offsetting derivative position			(229)
Deposit in margin accounts			126

			(103)
Short-term foreign exchange forward contracts original position(3)		2,616	(599)
Short-term foreign exchange forward contracts original position		2,616	270
Long-term foreign exchange forward contracts original position(4)		110	(30)
Long-term foreign exchange forward contracts net offsetting position		110	15

			(344)
Deposit in margin accounts			72

			(272)
CCS related to original debt position(5)		900	2
Forward contracts related to new offsetting debt position		900	(12)

			(10)
	U.S.$		(385)

*	Notional amounts of original derivative positions and net offsetting derivative positions are not cumulative, considering that the effects of an instrument are proportionally inverse to the effect of other instrument, therefore, eliminated.

(1)	The original derivative position refers to short-term CCS that exchange Ps4,938 million for U.S.$460 million, receiving an average rate of 9.0% in Mexican Pesos and paying a rate of 2.3% in Dollars, whose maturity is in May, 2009. In the net offsetting derivative position, with the same maturities, the CCS exchange U.S.$460 million for Ps4,938 million, receiving a rate of 2.3% in Dollars and paying an average rate of 9.0% in Mexican Pesos.

(2)	The original derivative position refers to long-term CCS that exchange Ps628 million Unidades de Inversión, or UDIs, and Ps11,450 million for U.S.$1,299 million, receiving an average rate of 4.0% in UDIs and 8.9% in Pesos, and paying a rate of 1.8% in Dollars, whose last maturity is in November, 2017. In the net offsetting derivative position, with the same maturities, the CCS exchange U.S.$1,299 million for Ps628 million UDIs and Ps11,450 million, receiving a rate of 1.8% in Dollars and paying an average rate of 4.0% in UDIs and 8.9% in Pesos.

(3)	The original derivative position refers to short-term foreign exchange forward contracts related to hedges of stockholders’ equity for changes in the exchange rates of some foreign investments and include a notional amount of U.S.$1,759 million of Peso/Euro contracts and U.S.$857 million of Peso/Dollar contracts, whose last maturity is in September 2009. In the net offsetting derivative position, with the same maturities, a notional amount of U.S.$1,759 million is included in the Euro/Peso contracts and U.S.$857 million in the Dollar/Peso contracts.

(4)	The original derivative position refers to long-term foreign exchange forward contracts related, like in the paragraph above, to hedges of stockholders’ equity. They refer to forward Peso/Euro contracts, whose last maturity is in January 2010. In the net offsetting derivative position, Euro/Peso forward contracts were negotiated for a notional amount of U.S.$110 million.

(5)	The original derivative position refers to CCS with maturity in June 2011 which exchange dollar per Japanese Yen, receiving a rate in Dollars of 2.8113% and paying a rate in Japanese Yen of 1.005%. In the net offsetting derivative position, for the same notional amount and until maturity, interest rate flows are exchanged for a Japanese Yen rate of 1.005% and paying a rate in Dollars of 2.8113%.

Our Other Commitments. In April 2008, Citibank entered into put option transactions on CEMEX’s CPOs with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees (the “participating individuals”). The transaction was structured with two main components. Under the first component, the trust sold, for the benefit of CEMEX’s Mexican pension fund, put options to Citibank in exchange for a premium of approximately U.S.$38 million. The premium was deposited into the trust and was used to purchase, on a prepaid forward basis, securities that track the performance of the Mexican Stock Exchange. Under the second component, the trust sold, on behalf of the participating individuals, additional put options to Citibank in exchange for a premium of approximately U.S.$38 million, which was used to purchase prepaid forward CPOs. These prepaid forward CPOs, together with additional CPOs representing an equal amount in U.S. dollars, were deposited into the trust by the participating individuals as security for their obligations, and represent the maximum exposure of the participating individuals under this transaction. The put options gave Citibank the right to require the trust to purchase, in April 2013, approximately 112 million CPOs at a price of 3.2086 dollars per CPO (120% of the initial CPO price in dollars). If the value of the assets held in the trust (28.6 million CPOs and the securities that track the performance of the Mexican Stock Exchange) were insufficient to cover the obligations of the trust, a guarantee would be triggered and CEMEX, S.A.B. de C.V. would be required to purchase in April 2013 the total CPOs at a price per CPO equal to the difference between 3.2086 dollars and the market value of the assets of the trust. The purchase price per CPO in Dollars and the corresponding number of CPOs under this transaction are subject to dividend adjustments. As of December 31, 2008, the fair value of the guarantee granted by CEMEX, S.A.B. de C.V. was approximately U.S.$190 million (Ps2,611 million), an amount that was recognized as a provision against the income statement within “Results from financial instruments.” Based on the guarantee, CEMEX, S.A.B. de C.V. was required to deposit approximately U.S.$193 million (Ps2,652 million) in margin accounts, which according to the agreements with the counterparty, were offset with the obligation, resulting in a net asset of approximately U.S.$3 million (Ps41 million).

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk.    The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of December 31, 2008. It includes the effects generated by the interest rate swaps and the cross currency swap contracts that we have entered into, covering a portion of our financial debt originally negotiated in Pesos and Dollars. See note 11C to our consolidated financial statements. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2008. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2008 and is summarized as follows:

	Expected maturity dates as of December 31, 2008							Fair Value
Long-Term Debt(1)	2009	2010	2011	2012	2013	After 2014	Total
	(millions of Dollars equivalents of debt denominated in foreign currencies)
Variable rate	3,969	1,153	2,593	699	18	22	8,453	8,532
Average interest rate	1.64%	2.12%	2.60%	2.61%	2.88%	1.55%
Fixed rate	206	810	4,020	577	106	1,854	7,572	8,497
Average interest rate	3.33%	3.38%	3.49%	4.94%	5.05%	5.39%

(1)	The information above includes the current maturities of the long-term debt. Total debt does not include the perpetual debentures for an aggregate amount of U.S.$3,020 million (approximately Ps41,495 million), issued by consolidated entities. See note 11B to the consolidated financial statements.

As of December 31, 2008, we were subject to the volatility of the floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2008, 75% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 60 basis points, after giving effect to our interest rate swaps and cross currency swaps. As of December 31, 2008, we also held interest rate swaps for a notional amount of U.S.$15,319 million and with a fair value loss of approximately U.S.$18 million, net of collateral, as of December 31, 2008. Pursuant to these interest rate swaps, we receive variable rates and deliver fixed rates over the notional amount. These derivatives, even when they do not meet the criteria to be considered hedging items for accounting purposes, complement our financial strategy and mitigate our overall exposure to floating rates. See “— Qualitative and Quantitative Market Disclosure — Our Derivative Financial Instruments — Our Interest Rate Swaps.”

The potential change in the fair value as of December 31, 2008 of these contracts that would result from a hypothetical, instantaneous decrease of 50 basis points in the interest rates would be a loss of approximately U.S.$49 million (Ps673 million).

Foreign Currency Risk.    Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the Dollar/Peso exchange rate. For the year ended December 31, 2008, approximately 17% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 21% in the United States, 7% in Spain, 8% in the United Kingdom, 20% in our Rest of Europe segment, 9% in South America, Central America and the Caribbean, 5% in Africa and the Middle East, 9% in Australia and Asia and 4% from other regions and our cement and clinker trading activities. As of December 31, 2008, our debt amounted to Ps258,094 million (approximately U.S.$18,784 million), of which approximately 67% was Dollar-denominated, 11% was Peso-denominated, 19% was Euro-denominated, 2% was Yen-denominated and immaterial amounts were denominated in other currencies; therefore, we had a foreign currency exposure arising from the Dollar-denominated debt, the Euro-denominated debt and the Yen-denominated debt, versus the currencies in which our revenues are settled in most countries in which we operate. See “— Liquidity and Capital Resources — Our Indebtedness,” and “Risk Factors — Risks Relating To Our Business — We have to service our Dollar and Japanese Yen denominated obligations with revenues generated in Pesos or other currencies, as we do not generate sufficient revenue in Dollars from our operations to service all our Dollar denominated obligations or in Japanese Yen to service all our Japanese Yen denominated obligations. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate, compared to the Dollar or the Japanese Yen.” Although we also have a small portion of our debt in other currencies, we have generated enough cash flow in those currencies to service that debt. Therefore, we believe there is no material foreign currency risk exposure with respect to that debt. As previously mentioned, we have entered into cross currency swap contracts, designed to change the original profile of interest rates and currencies over a portion of our financial debt. See “— Our Derivative Financial Instruments.” As of December 31, 2008, the estimated fair value of these instruments was a loss of approximately U.S.$24 million (Ps330 million). The potential change in the fair value of these contracts as of December 31, 2008 that would result from a hypothetical, instantaneous depreciation of 10% in the exchange rate of the Peso against the Dollar, would be a loss of approximately U.S.$73 million (Ps1,003 million).

Equity Risk.    As described above, we have entered into equity forward contracts on our own stock. Upon liquidation and at our option, the equity forward contracts provide for physical settlement or net cash settlement of the estimated fair value and the effects are recognized in the income statement. At maturity, if these forward contracts are not settled or replaced, or if we default on these agreements, our counterparties may sell the shares underlying the contracts. Such sales may have an adverse effect on our stock market price. Under our equity forward contracts there is a direct relationship in the change in the fair value of the derivative with the change in value of the underlying asset.

RECENT DEVELOPMENTS

Recent Developments Relating To Our Indebtedness

We have recently successfully completed a refinancing plan consisting of (i) combining multiple short-term bilateral facilities into two long-term syndicated facilities, (ii) extending the maturity of certain debt, and (iii) amending leverage ratios and other covenants in various facilities. This refinancing plan reflects our cooperation with our five lead banks in a global effort to strengthen our capital structure and to lengthen the maturity profile of our debt.

Prior to January 27, 2009, we had approximately U.S.$2.7 billion of debt in the form of a variety of short-term bilateral facilities with individual banks, scheduled to mature in 2009 and early 2010. On January 27, 2009, approximately U.S.$2,093 million of these bilateral facilities were refinanced in two long-term syndicated joint facilities. The final maturity for the amounts refinanced in these new long-term facilities is February 2011, with U.S.$750 million amortizing in 2009 and U.S.$286 million amortizing in 2010.

We also had U.S.$3 billion of debt in the form of a syndicated loan facility due in December 2009 at the CEMEX España level. On January 27, 2009, we extended with the relevant banks the final maturity of approximately U.S.$1.7 billion under this facility by one year to December 2010. The remaining approximately U.S.$1.3 billion remains due in December 2009.

In addition, many of our debt facilities had, among other conditions, leverage ratio covenants requiring us to maintain a net debt ratio, as defined in each agreement, of no more than 3.5 times the trailing-twelve-month operating EBITDA as defined in each agreement. In December 2008 we requested and received consent from the relevant banks to amend, among other conditions, the leverage ratio covenant in our existing syndicated loan facilities. This consent was duly executed and delivered on December 19, 2008. The new leverage ratio requirement at the consolidated CEMEX, S.A.B. de C.V. level was 4.5 to 1 on December 31, 2008 and will remain at that ratio on March 31, 2009, increasing to 4.75 to 1 on June 30, 2009, and gradually decreasing back to 3.5 to 1 by September 30, 2011 and thereafter.

Recent Developments Relating to Our Planned Divestitures of Non-Core Assets

On July 31, 2008, we agreed to sell our operations in Austria (consisting of 26 aggregates and 41 ready-mix concrete plants) and Hungary (consisting of 6 aggregates, 29 ready-mix concrete and 4 paving stone plants) to Strabag SE, one of Europe’s leading construction and building materials groups, for €310 million (approximately U.S.$433 million). On February 11, 2009, the HCC approved the sale subject to the condition that the purchaser sell the ready-mix concrete plant operating in Salgótarján to a third party within the next year. The transaction is still subject to regulatory approval by the Austrian competition authorities.

Independent Auditors’ Report

(millions of Mexican pesos)

The Board of Directors and Stockholders

CEMEX, S.A.B. de C. V.:

We have audited the accompanying consolidated balance sheets of CEMEX, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income and stockholders’ equity for the years ended December 31, 2008, 2007 and 2006, and the consolidated statement of cash flows for the year ended December 31, 2008 and the consolidated statements of changes in financial position for the years ended December 31, 2007 and 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements and are prepared in accordance with Mexican Financial Reporting Standards (FRS). An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

During 2008, accounting changes were adopted as disclosed in note 2 to the consolidated financial statements.

As discussed in note 2 to the consolidated financial statements, on January 1, 2008 the FRS B-2 “Statement of Cash Flows” came into effect superseding Bulletin B-12 “Statement of Changes in Financial Position”; accordingly, as of such date and in a prospective manner, the Company presents the consolidated statement of cash flows; therefore, such statement and the consolidated statements of changes in financial position are not presented for comparison purposes.

As discussed in note 10 C) to the consolidated financial statements, for the year ended December 31, 2008, the Company recognized in its consolidated statement of income a goodwill impairment loss of approximately $18,314, mainly related to its operations in the United States of America, Ireland, Thailand and Venezuela.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CEMEX, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and the changes in their stockholders’ equity for the years ended December 31, 2008, 2007 and 2006, their cash flows for the year ended December 31, 2008 and changes in their financial position for the years ended December 31, 2007 and 2006, in conformity with Mexican Financial Reporting Standards.

KPMG Cárdenas Dosal, S.C.

/s/ Celin Zorrilla Rizo

C.P.C. Celin Zorrilla Rizo

Monterrey, N.L., México

February 6, 2009

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(Millions of Mexican pesos)

		December 31,
	Notes	2008		2007
ASSETS

CURRENT ASSETS
Cash and investments	3	Ps	13,604	8,670
Trade receivables less allowance for doubtful accounts	4		18,276	20,719
Other accounts receivable	5		9,945	9,830
Inventories, net	6		22,358	19,631
Other current assets	7		4,012	2,394

Total current assets			68,195	61,244

NON-CURRENT ASSETS
Investments in associates	8A		14,200	10,220
Other investments and non-current accounts receivable	8B		24,633	11,339
Property, machinery and equipment, net	9		281,858	262,189
Goodwill, intangible assets and deferred charges, net	10		234,736	197,322

Total non-current assets			555,427	481,070

TOTAL ASSETS		Ps	623,622	542,314

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term debt including current maturities of long-term debt	11A	Ps	95,270	36,257
Other financial obligations	11B and D		3,462	—
Trade payables			22,543	23,660
Other accounts payable and accrued expenses	12		31,462	23,471

Total current liabilities			152,737	83,388

NON-CURRENT LIABILITIES
Long-term debt	11A		162,824	180,654
Other financial obligations	11B and D		1,823	–
Employee benefits	13		6,788	7,650
Deferred income tax liability	14B		38,439	50,307
Other non-current liabilities	12		23,744	16,162

Total non-current liabilities			233,618	254,773

TOTAL LIABILITIES			386,355	338,161

STOCKHOLDERS’ EQUITY
Majority interest:
Common stock	15A		4,117	4,115
Additional paid-in capital	15A		70,171	63,379
Other equity reserves	15B		28,730	(104,574)
Retained earnings	15C		85,396	174,140
Net income			2,278	26,108

Total majority interest			190,692	163,168
Minority interest and perpetual debentures	15D		46,575	40,985

TOTAL STOCKHOLDERS’ EQUITY			237,267	204,153

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		Ps	623,622	542,314

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Income Statements

(Millions of Mexican pesos, except for earnings per share)

		Years ended December 31,
	Note	2008		2007	2006
Net sales	2Q	Ps	243,201	236,669	213,767
Cost of sales	2R		(166,214)	(157,696)	(136,447)

Gross profit			76,987	78,973	77,320
Administrative and selling expenses			(33,783)	(33,120)	(28,588)
Distribution expenses			(15,320)	(13,405)	(14,227)

Total operating expenses	2R		(49,103)	(46,525)	(42,815)

Operating income			27,884	32,448	34,505

Other expenses, net	2T		(21,496)	(3,281)	(580)

Operating income after other expenses, net			6,388	29,167	33,925

Comprehensive financing result:
Financial expense	11		(10,223)	(8,809)	(5,785)
Financial income			579	862	536
Results from financial instruments	11		(15,172)	2,387	(161)
Foreign exchange results	2E		(4,327)	(243)	238
Monetary position result	2A		418	6,890	4,667

Comprehensive financing result			(28,725)	1,087	(505)

Equity in income of associates			1,098	1,487	1,425

Income (loss) before income tax			(21,239)	31,741	34,845

Income tax	14		23,562	(4,796)	(5,698)

Consolidated net income			2,323	26,945	29,147
Minority interest net income			45	837	1,292

MAJORITY INTEREST NET INCOME		Ps	2,278	26,108	27,855

BASIC EARNINGS PER SHARE	18	Ps	0.10	1.17	1.29

DILUTED EARNINGS PER SHARE	18	Ps	0.10	1.17	1.29

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statement of Cash Flows

(Millions of Mexican pesos)

	Notes	Year ended December 31, 2008
OPERATING ACTIVITIES
Consolidated net income		Ps	2,278
Non-cash items:
Depreciation and amortization of assets	9 and 10		20,864
Impairment of assets	6, 9 and 10		21,125
Equity in income of associates	8A		(1,098)
Other expenses, net			(4,727)
Comprehensive financing result			28,725
Income taxes	14		(23,562)
Changes in working capital, excluding financial expense and income taxes			1,243

Net cash flows provided by operating activities before comprehensive financing results and income taxes			44,848
Financial expense paid in cash			(9,951)
Income taxes paid in cash			(3,625)

Net cash flows provided by operating activities			31,272

INVESTING ACTIVITIES
Property, machinery and equipment, net	9		(21,248)
Disposal of subsidiaries and associates, net	8A and 10		10,845
Investment derivatives			2,856
Intangible assets and other deferred charges	10		(1,975)
Long-term assets, net			(2,838)
Others, net			586

Net cash flows used in investing activities			(11,774)

FINANCING ACTIVITIES
Issuance of common stock	15A		6,794
Financing derivatives			(12,765)
Dividends paid	15A		(7,009)
Repayment of debt, net	11A		(3,710)
Issuance of perpetual debentures, net of interest paid	15D		(1,801)
Non-current liabilities, net			1,897

Net cash flows used in financing activities			(16,594)

Cash and investments conversion effect			2,030
Increase in cash and investments			4,934
Cash and investments at beginning of year			8,670

CASH AND INVESTMENTS AT END OF YEAR	3	Ps	13,604

Changes in working capital:
Trade receivables, net		Ps	3,760
Other accounts receivable and other assets			762
Inventories			(170)
Trade payables			(2,882)
Other accounts payable and accrued expenses			(227)

		Ps	1,243

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Financial Position

(Millions of Mexican pesos)

		Years ended December 31,
	Notes	2007		2006
OPERATING ACTIVITIES
Majority interest net income		Ps	26,108	27,855
Adjustments for items which are non cash:
Depreciation of property, machinery and equipment	9		14,876	12,357
Amortization of intangible assets and deferred charges	10		2,790	1,604
Impairment of assets	2K		195	704
Pensions and other postretirement benefits	13		995	915
Deferred income taxes	14		(427)	1,258
Deferred employees’ statutory profit sharing			25	—
Equity in income of associates	8A		(1,487)	(1,425)
Minority interest			837	1,292

Net resources provided by operating activities			43,912	44,560
Changes in working capital, excluding acquisition effects:
Trade receivables, net			2,837	3,495
Other accounts receivable and other assets			422	289
Inventories			(1,185)	(1,043)
Trade payables			(566)	2,995
Other accounts payable and accrued expenses			205	(2,451)

Net change in working capital			1,713	3,285

Net resources provided by operating activities			45,625	47,845

FINANCING ACTIVITIES
Proceeds from debt (repayments), net, excluding debt assumed through business acquisitions			114,065	(31,235)
Decrease of treasury shares owned by subsidiaries			158	3,126
Dividends paid			(6,636)	(6,226)
Issuance of common stock under stock dividend elections and stock option programs			6,399	5,976
Issuance of perpetual debentures, net of interest paid	15D		16,981	14,490
Other financing activities, net			(618)	1,729

Net resources provided by (used in) financing activities			130,349	(12,140)

INVESTING ACTIVITIES
Property, machinery and equipment, net	9		(21,779)	(16,067)
Disposal (acquisition) of subsidiaries and associates	8A and 10		(146,663)	2,958
Minority interest			(1,166)	(86)
Goodwill, intangible assets and other deferred charges	10		(1,408)	(2,629)
Other investments and monetary foreign currency effect			(14,782)	(8,938)

Resources used in investing activities			(185,798)	(24,762)

Increase (decrease) in cash and investments			(9,824)	10,943
Cash and investments at beginning of year			18,494	7,551

CASH AND INVESTMENTS AT END OF YEAR	3	Ps	8,670	18,494

The accompanying notes are part of these consolidated financial statements.

CEMEX, S.A.B. DE C.V. AND CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Statement of Changes in Stockholders’ Equity

(Millions of Mexican pesos)

	Note	Common stock		Additional paid-in capital	Other equity reserves	Retained earnings	Total majority interest	Minority interest	Total stockholders’ equity
Balance at December 31, 2005		Ps	4,111	51,008	(90,882)	159,147	123,384	6,637	130,021
Results from holding non-monetary assets	15B		—	—	(4,031)	—	(4,031)	—	(4,031)
Currency translation of foreign subsidiaries	15B		—	—	3,331	—	3,331	—	3,331
Hedge derivative financial instruments	11		—	—	148	—	148	—	148
Deferred income tax in equity	14		—	—	(641)	—	(641)	—	(641)
Net income			—	—	—	27,855	27,855	1,292	29,147

Comprehensive income for the period			—	—	(1,193)	27,855	26,662	1,292	27,954
Dividends (Ps0.27 pesos per share)	15A		—	—	—	(6,226)	(6,226)	—	(6,226)
Issuance of common stock	15A		2	5,974	—	—	5,976	—	5,976
Treasury shares owned by subsidiaries	15		—	—	983	—	983	—	983
Issuance and effects of perpetual debentures	15D		—	—	(152)	—	(152)	14,642	14,490
Changes and transactions related to minority interest	15D		—	—	—	—	—	(87)	(87)

Balance at December 31, 2006			4,113	56,982	(91,244)	180,776	150,627	22,484	173,111
Results from holding non-monetary assets	15B		—	—	(13,910)	—	(13,910)	—	(13,910)
Currency translation of foreign subsidiaries	15B		—	—	2,927	—	2,927	—	2,927
Hedge derivative financial instruments	11		—	—	(117)	—	(117)	—	(117)
Deferred income tax in equity	14		—	—	(427)	—	(427)	—	(427)
Net income			—	—	—	26,108	26,108	837	26,945

Comprehensive income for the period			—	—	(11,527)	26,108	14,581	837	15,418
Dividends (Ps0.28 pesos per share)	15A		—	—	—	(6,636)	(6,636)	—	(6,636)
Issuance of common stock	15A		2	6,397	—	—	6,399	—	6,399
Treasury shares owned by subsidiaries	15		—	—	44	—	44	—	44
Issuance and effects of perpetual debentures	15D		—	—	(1,847)	—	(1,847)	18,828	16,981
Changes and transactions related to minority interest	15D		—	—	—	—	—	(1,164)	(1,164)

Balance at December 31, 2007			4,115	63,379	(104,574)	200,248	163,168	40,985	204,153
Currency translation of foreign subsidiaries	15B		—	—	30,987	—	30,987	—	30,987
Hedge derivative financial instruments	11		—	—	(297)	—	(297)	—	(297)
Deferred income tax in equity	14		—	—	558	—	558	—	558
Net income			—	—	—	2,278	2,278	45	2,323

Comprehensive income for the period			—	—	31,248	2,278	33,526	45	33,571
Adoption of new Financial Reporting Standards	2P		—	—	104,640	(107,843)	(3,203)	—	(3,203)
Dividends (Ps0.29 pesos per share)	15A		—	—	—	(7,009)	(7,009)	—	(7,009)
Issuance of common stock	15A		2	6,792	—	—	6,794	—	6,794
Treasury shares owned by subsidiaries	15		—	—	12	—	12	—	12
Issuance and effects of perpetual debentures	15D		—	—	(2,596)	—	(2,596)	8,025	5,429
Changes and transactions related to minority interest	15D		—	—	—	—	—	(2,480)	(2,480)

Balance at December 31, 2008		Ps	4,117	70,171	28,730	87,674	190,692	46,575	237,267

The accompanying notes are part of these financial statements.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

1. DESCRIPTION OF BUSINESS

CEMEX, S.A.B. de C.V. is a Mexican corporation, a holding company (parent) of entities which main activities are oriented to the construction industry, through the production, marketing, distribution and sale of cement, ready-mix concrete, aggregates and other construction materials. CEMEX is a public stock corporation with variable capital (S.A.B. de C.V.) organized under the laws of the United Mexican States, or Mexico.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Register of Property and Commerce in Monterrey, N.L., Mexico in 1920 for a period of 99 years. In 2002 this period was extended to the year 2100. The shares of CEMEX, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”). Each CPO represents two series “A” shares and one series “B” share of common stock of CEMEX, S.A.B. de C.V. In addition, CEMEX, S.A.B. de C.V. shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares or “ADSs” under the symbol “CX.” Each ADS represents ten CPOs.

The terms “CEMEX, S.A.B. de C.V.” or the “Parent Company” used in these accompanying notes to the financial statements refer to CEMEX, S.A.B. de C.V. without its consolidated subsidiaries. The terms the “Company” or “CEMEX” refer to CEMEX, S.A.B. de C.V. together with its consolidated subsidiaries. The consolidated financial statements were authorized for their issuance by the Company’s management on February 6, 2009 and will be submitted for approval in the next stockholders’ meeting.

2. SIGNIFICANT ACCOUNTING POLICIES

A) BASIS OF PRESENTATION AND DISCLOSURE

The financial statements are prepared in accordance with Mexican Financial Reporting Standards (“MFRS”) issued by the Mexican Board for Research and Development of Financial Reporting Standards (“CINIF”), which recognized the effects of inflation on the financial information until December 31, 2007. Changes in inflationary accounting effective beginning on January 1, 2008 are detailed below.

Inflationary accounting

Beginning on January 1, 2008, according to new MFRS B-10, “Inflation Effects” (“MFRS B-10”), inflationary accounting will only be applied in a high-inflation environment, defined by the MFRS B-10 as existing when the cumulative inflation for the preceding three years equals or exceeds 26%. Until December 31, 2007, inflationary accounting was applied to all CEMEX subsidiaries regardless of the inflation level of their respective country. Beginning in 2008, only the financial statements of those subsidiaries which functional currency corresponds to a country under high inflation will be restated to take account of inflation. Designation of a country as operating in a high inflation environment takes place at the end of each year and inflation restatement is applied prospectively. As of December 31, 2007, except for Venezuela and Costa Rica, all other CEMEX’s subsidiaries operated in low-inflation environments; therefore, in these cases restatement of their financial statements to take account of inflation was suspended starting on January 1, 2008.

Beginning in 2008, MFRS B-10 eliminates the restatement of the financial statements for the period as well as the comparative financial statements for prior periods into constant amounts as of the most recent balance sheet date. Beginning in 2008, the amounts in the income statement, the statement of cash flows and the statement of changes in stockholders’ equity are presented in nominal pesos. The amounts of the financial statements for prior periods are presented in constant pesos as of December 31, 2007, the last date in which inflationary accounting was applied.

The restatement adjustments as of the date that the inflationary accounting was discontinued should prevail as part of the carrying amounts. When moving from a low-inflation to a high-inflation environment, the initial restatement factor should consider the cumulative inflation since the last time inflationary accounting was applied.

Upon adoption of new MFRS B-10, on January 1, 2008, the accumulated result for holding non-monetary assets as of December 31, 2007, was reclassified from “Deficit in equity restatement” (note 15B) to “Retained earnings,” representing a decrease in this caption of approximately Ps97,722.

Statement of cash flows

Beginning in 2008, the new MFRS B-2, “Statement of cash flows” (“MFRS B-2”), establishes the incorporation of a new cash flow statement, which presents cash inflows and outflows in nominal currency as part of the basic financial statements, replacing the statement of changes in financial position, which included inflation effects and foreign exchange effects not realized. Under MFRS B-2, only the cash flow statement is presented for the period 2008 and the statement of changes in financial position for the years ended December 31, 2007 and 2006, originally reported as of each year, are presented in constant pesos as of December 31, 2007.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

Definition of terms

When reference is made to “pesos” or “Ps,” it means Mexican pesos. Except when specific references are made to “earnings per share” and “prices per share”, the amounts in these notes are stated in millions of pesos. When reference is made to “US$” or dollars, it means dollars of the United States of America (“United States” or “U.S.A.”). When reference is made to “£” or pounds, it means British pounds sterling. When reference is made to “€” or euros, it means millions of the currency in circulation in a significant number of European Union countries.

When it is deemed relevant, certain amounts presented in the notes to the financial statements include between parentheses a translation into dollars, into pesos, or both, as applicable. These translations are informative data and should not be construed as representations that the amounts in pesos actually represent those dollar amounts or could be converted into dollars at the rate indicated. The translation procedures used are detailed as follows:

•

When the amount between parentheses is in dollars, the amount was originated in pesos or other currencies. In 2008, such dollar translations were calculated using the closing exchange rate of Ps13.74 pesos per dollar for balance sheet amounts and using the average exchange rate of Ps11.21 pesos per dollar for the income statement amounts. For 2007 and 2006, the constant peso amounts as of December 31, 2007, were translated using the closing exchange rate as of December 31, 2007 for balance sheet and income statement accounts. For 2008, translation to pesos was calculated using the closing exchange rate of Ps13.74 pesos per dollar for balance sheet accounts and using the average exchange rate of Ps11.21 pesos per dollar for income statement accounts. In 2007 and 2006, translation to pesos was calculated using the closing exchange rate at the end of each year and were restated to constant pesos as of December 31, 2007 for balance sheet and income statement accounts.

•

When the amounts between parentheses are the peso and the dollar, it means the disclosed amount was originated in other currencies. In 2008, foreign currency amounts were translated into dollars using the closing exchange rates at year-end; and translated into pesos using the closing exchange rate of Ps13.74 pesos per dollar. In 2007 and 2006, amounts in foreign currency were converted into dollars using the closing exchange rates for each year; such dollars were converted into pesos using the closing exchange rate of each year and were restated into constant pesos as of December 31, 2007.

Income statement

New MFRS B-3, “Income Statement”, effective beginning January 1, 2007, establishes presentation and disclosure requirements for the captions that are included in the income statement. CEMEX’s income statement for 2006 was reclassified to comply with the presentation rules required in 2007.

B) RESTATEMENT OF COMPARATIVE FINANCIAL STATEMENTS

Until December 31, 2007, the restatement factors applied to the consolidated financial statements of prior periods were calculated using the weighted average inflation and the fluctuation in the exchange rate of each country in which the Company operates relative to the Mexican peso. Nevertheless, in compliance with Mexican regulation, common stock and additional paid-in capital are restated by Mexican inflation; the weighted average inflation factor is used for all other restatement adjustments to stockholders’ equity. The related inflation adjustment is included within “Other equity reserves” in the balance sheet.

	2006 to 2007	2005 to 2006
Weighted average restatement factor	1.0846	1.0902
Mexican inflation restatement factor	1.0398	1.0408

C) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of CEMEX, S.A.B. de C.V. and the entities in which the Parent Company holds, directly or through subsidiaries, more than 50% of their common stock and/or has control. Control exists when CEMEX has the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities.

The financial statements of joint ventures, which are those entities in which CEMEX and third-party investors have agreed to exercise joint control, are consolidated through the proportional integration method considering CEMEX’s interest in the results of operations, assets and liabilities of such entities, based on International Accounting Standard No. 31, “Interests in Joint Ventures.” CEMEX applies the full consolidation or the equity method, as applicable, for those joint ventures in which one of the venture partners controls the entity’s administrative, financial and operating policies.

Investments in associates are accounted for by the equity method, when CEMEX holds between 20% and 50% and has significant influence unless it is proven that CEMEX has significant influence with a lower percentage. Under the equity method, after acquisition, the investment’s original cost is adjusted for the proportional interest of the holding company in the associate’s equity and earnings, considering the effects of inflation.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

D) USE OF ESTIMATES

The preparation of financial statements in accordance with MFRS requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the period. These assumptions are reviewed on an ongoing basis using available information. Actual results could differ from these estimates.

The main captions subject to estimates and assumptions include, among others, long-lived assets, allowances for doubtful accounts, inventories, deferred income tax assets, the fair market values of financial instruments and the assets and liabilities related to employee benefits.

E) FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Transactions denominated in foreign currencies are recorded at the exchange rates prevailing on the dates of their execution. Monetary assets and liabilities denominated in foreign currencies are translated into pesos at the exchange rates prevailing at the balance sheet date, and the resulting foreign exchange fluctuations are recognized in earnings, except for the exchange fluctuations arising from: 1) foreign currency indebtedness directly related to the acquisition of foreign entities and 2) fluctuations associated with related parties’ balances denominated in foreign currency that are of a long-term investment nature. These fluctuations are recorded against stockholders’ equity, as part of the foreign currency translation adjustment of foreign subsidiaries (note 15B).

Starting in 2008, the financial statements of foreign subsidiaries, which are determined using the functional currency applicable in each country, are translated to pesos at the closing exchange rate for balance sheet accounts and at the average exchange rate of each month for income statement accounts. The corresponding translation adjustment is included within “Other equity reserves” in the balance sheet. Until December 31, 2007, the financial statements of foreign subsidiaries were restated in their functional currency based on the subsidiary country’s inflation rate and subsequently translated by using the foreign exchange rate at the end of the reporting period for balance sheet and income statement accounts.

The closing exchange rates used to translate the financial statements of the Company’s main foreign subsidiaries as of December 31, 2008 for balance sheet accounts, and in 2007 and 2006 for balance sheet and income statement accounts, and in 2008 the approximate average exchange rates for income statement accounts are the following:

	2008		2007	2006
Currency	Closing	Average
United States Dollars	13.7400	11.2100	10.9200	10.8000
Euro	19.2060	16.4394	15.9323	14.2612
British Pound Sterling	20.0496	20.4413	21.6926	21.1557
Colombian Peso	0.0061	0.0056	0.0054	0.0048
Venezuelan Bolivar	6.3907	4.8738	5.1000	5.0000
Egyptian Pound	2.4889	2.0578	1.9802	1.8888
Philippine Peso	0.2891	0.2509	0.2645	0.2203

The financial statements of foreign subsidiaries are initially translated from their functional currencies into dollars and subsequently into pesos. Therefore, the foreign exchange rates presented in the table above between the functional currency and the peso represent the exchange rates resulting from this methodology. The peso to U.S. dollar exchange rate used by CEMEX is an average of free market rates available to settle its foreign currency transactions. No significant differences exist, in any case, between the foreign exchange rates used by CEMEX and those exchange rates published by the Mexican Central Bank.

F) CASH AND INVESTMENTS (note 3)

The balance in this caption is comprised of available amounts of cash and cash equivalents, represented by investments held for trading purposes, which are easily convertible into cash and have maturities of less than three months from the investment date. Those investments in fixed-income securities are recorded at cost plus accrued interest. Investments in marketable securities, such as shares of public companies, are recorded at market value. Gains or losses resulting from changes in market values, accrued interest and the effects of inflation arising from these investments are included in the income statements as part of the Comprehensive Financing Result.

The balance in cash and investment accounts excludes amounts deposited in margin accounts in financial institutions that guarantee CEMEX obligations incurred through derivative financial instruments. When contracts of such instruments contain provisions for net settlement, these margin accounts are offset against the liabilities that CEMEX has with its counterparts (note 11B).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

G) INVENTORIES (note 6)

Starting in 2008, based on the changes to MFRS B-10 (note 2A), inventories are valued using the lower between production cost and market value. Until 2007, inventories were valued using the lower between their replacement cost and market value. Production cost may correspond to the latest purchase price, the average price of the last purchases or the last production cost. CEMEX analyzes its inventory balances to determine if, as a result of internal events, such as physical damage, or external events, such as technological changes or market conditions, certain portions of such balances have become obsolete or impaired. When an impairment situation arises, the inventory balance is adjusted to its net realizable value, whereas, if an obsolescence situation occurs, the inventory obsolescence reserve is increased. In both cases, these adjustments are recognized against the results of the period.

H) OTHER INVESTMENTS AND NON-CURRENT RECEIVABLES (note 8B)

Other investments and non-current accounts receivable include CEMEX’s collection rights with maturities of more than twelve months as of the balance sheet date. Non-current assets resulting from the valuation of derivative financial instruments, as well as investments in private funds and other investments are recognized at their estimated fair value as of the balance sheet date, and their changes in valuation are included in the income statement as part of the Comprehensive Financing Result.

I) PROPERTY, MACHINERY AND EQUIPMENT (note 9)

Property, machinery and equipment are recognized at their acquisition or construction cost and amounts are restated considering guidelines from MFRS B-10 (note 2A). Starting on January 1, 2008, when inflationary accounting is applied only during periods of high inflation, such assets should be restated using the factors derived from the general price index of the countries where the assets are held. Until December 31, 2007, property, machinery and equipment were presented at their restated value, using the inflation index of each country, except for those foreign assets which are restated using the inflation index of the fixed assets’ origin country and the variation in the foreign exchange rate between the country of origin currency and the functional currency of the country holding the asset.

Depreciation of fixed assets is recognized within “Cost of sales” and “Administrative and selling expenses,” depending on the utilization of the respective assets, and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. The maximum average useful lives by category of assets are as follows:

Years
Administrative buildings	32
Industrial buildings	26
Machinery and equipment in plant	19
Ready-mix trucks and motor vehicles	8
Office equipment and other assets	7

For the years ended December 31, 2008, 2007 and 2006, CEMEX capitalized, as part of the historical cost of fixed assets , the Comprehensive Financing Result, which includes interest expense, and until December 31, 2007 or when inflationary accounting is applied during periods of high inflation, the monetary position result, arising from indebtedness incurred during the construction or installation period of significant fixed assets, considering the average balance of investments in process for the period, since indebtedness is not specifically associated with projects.

Costs incurred in respect of operating fixed assets that result in future economic benefits, such as an extension in their useful lives, an increase in their production capacity or in safety, as well as those costs incurred to mitigate or prevent environmental damage, are capitalized as part of the carrying amount of the related assets. These capitalized costs are depreciated over the remaining useful lives of the related fixed assets. Other costs, including periodic maintenance on fixed assets, are expensed as incurred.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

J) BUSINESS COMBINATIONS, GOODWILL, OTHER INTANGIBLE ASSETS AND DEFERRED CHARGES (note 10)

In accordance with MFRS B-7, “Business Combinations,” CEMEX applies the following accounting principles: a) adoption of the purchase method as the sole recognition alternative; b) allocation of the purchase price to all assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date; c) intangible assets acquired are identified and recognized at fair value; d) any unallocated portion of the purchase price is recognized as goodwill; and e) goodwill is not amortized and is subject to periodic impairment tests (note 2K).

CEMEX capitalizes intangible assets acquired, as well as costs incurred in the development of intangible assets, when future economic benefits associated are identified and there is evidence of control over such benefits. Intangible assets are presented at their acquisition or development cost, and are restated during high inflation periods to comply with MFRS B-10 (note 2A). Such assets are classified as having a definite or indefinite life; the latter are not amortized since the period cannot be accurately established in which the benefits associated with such intangibles will terminate. Amortization of intangible assets of definite life is calculated under the straight-line method.

Direct costs incurred in debt issuances or borrowings are capitalized and amortized as part of the effective interest rate of each transaction over its maturity. These costs include commissions and professional fees. Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which is approximately 5 years.

Pre-operational expenses are recognized in the income statement as they are incurred. Costs associated with research and development activities (“R&D”), performed by CEMEX to create new products and services, as well as to develop processes, equipment and methods to optimize operational efficiency and reduce costs, are recognized in the operating results as incurred. The Technology and Energy departments in CEMEX undertake all significant R&D activities as part of their daily routines. In 2008, 2007 and 2006, total combined expenses of these departments were approximately Ps348 (US$31), Ps437 (US$40) and Ps503 (US$46), respectively.

K) IMPAIRMENT OF LONG LIVED ASSETS (notes 9 and 10)

Property, machinery and equipment, intangible assets of definite life and other investments

According to MFRS C-15, “Impairment and disposal of long-lived assets” (“MFRS C-15”), property, machinery and equipment, intangible assets of definite life and other investments are tested for impairment upon the occurrence of factors such as the occurrence of a significant adverse event, changes in the operating environment in which CEMEX operates, changes in projected use or in technology, as well as expectations of lower operating results for each cash generating unit, in order to determine whether their book value may not be recovered, in which case an impairment loss is recorded in the income statement, within other expenses, net, for the period when such determination is made. The impairment loss results from the excess of the carrying amount over the net present value of estimated cash flows related to such assets.

Goodwill and intangible assets of indefinite life

Goodwill and other intangible assets of indefinite life are tested for impairment when needed or at least once a year, during the last quarter of the period, by determining the value in use of the reporting units, which consists in the discounted amount of estimated future cash flows to be generated by the reporting units to which those assets relate. A reporting unit refers to a group of one or more cash generating units. An impairment loss is recognized if the value in use is lower than the net book value of the reporting unit. CEMEX determines the discounted amount of estimated future cash flows over a period of 5 years, unless a longer period is justified in a specific country considering its economic cycle and the situation of the industry.

The geographic segments reported by CEMEX (note 17), each integrated by multiple cash generating units, also represent the reporting units for purposes of testing goodwill for impairment. CEMEX concluded that the operating components that integrate the reported segment have similar economic characteristics, by considering: a) that the reported segments are the level used by CEMEX to organize and evaluate its activities in the internal information system; b) the homogeneous nature of the items produced and traded in each operative component, which are all used by the construction industry; c) the vertical integration in the value chain of the products comprising each component; d) the type of clients, which are substantially similar in all components; e) the operative integration among components; and f) that the compensation system of a specific country is based on the consolidated results of the geographic segment and not on the particular results of the components.

Impairment tests are significantly sensitive, among other factors, to the estimation of future prices of CEMEX’s products, the development of operating expenses, local and international economic trends in the construction industry, as well as the long-term growth expectations in the different markets. Likewise, the discount rates and the rates of growth in perpetuity used have an effect on such impairment tests. CEMEX uses specific discount rates for each reporting unit, which considers the weighted average cost of capital of each country.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

L) DERIVATIVE FINANCIAL INSTRUMENTS (note 11B, C and D)

In compliance with the guidelines established by its Risk Management Committee, CEMEX uses derivative financial instruments (“derivative instruments”), in order to change the risk profile associated with changes in interest rates, the exchange rates of debt, or both, as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions, (ii) the Company’s net investments in foreign subsidiaries, and (iii) executive stock option programs.

CEMEX recognizes derivative financial instruments as assets or liabilities in the balance sheet at their estimated fair value, and the changes in such fair values are recognized in the income statement within “Results from financial instruments” for the period in which they occur, except for hedges of cash flows and the net investment in foreign subsidiaries. Some derivative instruments have been designated as hedges. The accounting rules applied to specific derivative instruments are as follows:

a)	Changes in the fair value of interest rate swaps to exchange floating rates for fixed rates, designated and that are effective as hedges of the variability in the cash flows associated with the interest expense of a portion of the debt, as well as instruments negotiated to hedge the interest rates at which forecasted debt is expected to be contracted or existing debt renegotiated, are recognized in stockholders’ equity. These effects are reclassified to earnings as the interest expense of the related debt is accrued, or in the case of forecasted transactions, once the related debt has been negotiated and recognized in the balance sheet.

b)	Changes in the fair value of foreign currency forwards, designated as hedges of a portion of CEMEX’s net investment in foreign subsidiaries, which functional currency is different from the peso, are recognized in stockholders’ equity, offsetting the foreign currency translation result (notes 2E and 15B). The reversal of the cumulative effect in stockholders’ equity to earnings would take place upon disposal of the foreign investment. When the hedging condition for these instruments is suspended, the subsequent valuation effects are recognized prospectively in the income statement as of the suspension date.

c)	Changes in the fair value of forward contracts in the Company’s own shares are recognized in the income statement as incurred, including those contracts designated as hedges of executive stock option programs. These effects are recognized as part of the costs related to such programs.

d)	Changes in the fair value of foreign currency options and forward contracts, negotiated to hedge an underlying firm commitment, are recognized in stockholders’ equity and are reclassified to earnings once the firm commitment takes place, as the effects from the hedged item are recognized in the income statement. With respect to a foreign currency hedge associated with a firm commitment for the acquisition of a net investment in a foreign country, the accumulated effect in stockholders’ equity is reclassified to the income statement when the purchase occurs.

e)	Changes in fair value generated by interest rate swaps, cross currency swaps (“CCS”) and other derivative instruments not designated as cash flow hedges are recognized in the income statement as they occur. The valuation effects of CCS are recognized and presented separately from the related short-term and long-term debt in the balance sheet; consequently, debt associated with the CCS is presented in the currencies originally negotiated.

Accrued interest generated by interest rate swaps and CCS is recognized as financial expense, adjusting the effective interest rate of the related debt. Accrued interest from other hedging derivative instruments is recorded within the same caption when the effects of the primary instrument subject to the hedging relation are recognized.

CEMEX reviews its different contracts to identify the existence of embedded derivatives. Identified embedded derivatives are analyzed to determine if, according to MFRS, they need to be separated from the host contract and recognized in the balance sheet as assets or liabilities at their estimated fair value, with changes in valuation recognized in the results for the period in which they occur, except when the embedded derivative is designated in a cash flow hedge transaction. In that case, the effective portion of the embedded derivative is temporarily recognized in other comprehensive income and is reclassified to earnings jointly with the effects of the underlying hedged item. The ineffective portion is immediately recognized in earnings.

Derivative instruments are negotiated with institutions with significant financial capacity; therefore, CEMEX considers the risk of non-performance of the obligations agreed to by such counterparties to be minimal. The estimated fair value represents the amount at which a financial asset could be bought or sold, or a financial liability could be extinguished, between willing parties in an arm’s length transaction. Occasionally, there is a reference market that provides the estimated fair value; in the absence of such market, such value is determined by the net present value of projected cash flows or through mathematical valuation models. The estimated fair values of derivative instruments determined by CEMEX and used for valuation, recognition and disclosure purposes in the financial statements and their notes, are supported by the confirmations of these values received from the financial counterparts, which act as valuation agents in these transactions.

M) PROVISIONS

CEMEX recognizes provisions when it has a legal or constructive obligation resulting from past events, which resolution would imply cash outflows or the delivery of other resources owned by the Company.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

Restructuring (note 12)

CEMEX recognizes a provision for restructuring costs only when the restructuring plans have been properly finalized and authorized by CEMEX’s management, and have been communicated to the third parties involved and/or affected by the restructuring prior to the balance sheet date. These provisions may include costs not associated with CEMEX’s ongoing activities.

Asset retirement obligations (note 12)

CEMEX recognizes a liability for unavoidable obligations, legal or constructive, to restore operating sites upon retirement of tangible long-lived assets at the end of their useful lives. These liabilities represent the net present value of estimated future cash flows to be incurred in the restoration process, and they are initially recognized against the related assets’ book value. The increase to the assets’ book value is depreciated during its remaining useful life. The increase in the liability related to the passage of time, is charged to the income statement. Adjustments to the liability for changes in the estimated cash flows or the estimated disbursement period are recognized against fixed assets, and depreciation is modified prospectively.

Asset retirement obligations are related mainly to future costs of demolition, cleaning and reforestation, so that the sites for the extraction of raw materials, the maritime terminals and other production sites are left in acceptable condition at the end of their operation.

Costs related to remediation of the environment (notes 12 and 20)

CEMEX recognizes a provision when it is probable that an environmental remediation liability exists and that it will represent an outflow of resources. The provision represents the estimated future cost of remediation. Provisions for environmental remediation costs are recognized at their nominal value when the time schedule for the disbursement is not clear, or when the economic effect for the passage of time is not significant; otherwise such provisions are recognized at their discounted values. Reimbursements from insurance companies are recognized as assets only when their recovery is practically certain. In that case, such insurance reimbursement assets are not offset against the provision for remediation costs.

Contingencies and commitments (notes 19 and 20)

Obligations or losses related to contingencies, are recognized as liabilities in the balance sheet when present obligations exist resulting from past events that are expected to result in an outflow of resources and the amount can be measured reliably. Otherwise, a qualitative disclosure is included in the notes to the financial statements. The effects of long-term commitments established with third parties, such as supply contracts with suppliers or customers, are recognized in the financial statements on the incurred or accrued basis, after taking into consideration the substance of the agreements. Relevant commitments are disclosed in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets.

N) EMPLOYEE BENEFITS (note 13)

Employees’ statutory profit sharing

Under new MFRS D-3, “Employee Benefits” (“MFRS D-3”), beginning on January 1, 2008, current and deferred employees’ statutory profit sharing (“ESPS”) is not considered an element of income taxes. Likewise, deferred ESPS shall be calculated using the assets and liabilities method, applying the ESPS rate to the total temporary differences resulting from comparing the book values and the taxable values for ESPS purposes of assets and liabilities according to applicable legislation. Until December 31, 2007, deferred ESPS was determined considering temporary differences of a non-recurring nature, arising from the reconciliation of net income and the taxable income of the period for ESPS purposes. The cumulative initial effect for the adoption of new MFRS D-3 as of January 1, 2008, represented an expense of approximately Ps2,283, which was included within “Retained earnings.” For the years ended December 31, 2008, 2007 and 2006, current and deferred ESPS represented an income of approximately Ps2,283 and expenses of approximately Ps246 and Ps180, respectively. Current and deferred ESPS is presented within “Other expenses, net”.

Defined contribution plans

The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are periodically settled through cash transfers to the employees’ retirement accounts, without generating future obligations.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

Defined benefit plans, other postretirement benefits and termination benefits

CEMEX recognizes the costs associated with employees’ benefits for: a) defined benefit pension plans; b) other postretirement benefits, basically comprised of health care benefits, life insurance and seniority premiums, granted pursuant to applicable law or by Company grant; and c) termination benefits, not associated with a restructuring event, which mainly represent ordinary severance payments by law. These costs are recognized in the operating results, as services are rendered, based on actuarial estimations of the benefits’ present value. The actuarial assumptions upon which the Company’s employee benefit liabilities are determined consider the use of real rates (nominal rates discounted by inflation).

The prior service cost, the transition liability as well as a portion of the actuarial gains and losses (“actuarial results”), which exceeds a corridor of the greater of 10% of the fair value of any plan assets and of 10% of the present value of the defined benefit obligation, are amortized to the operating results over the employees’ estimated active service life. Considering the transition rules of new MFRS D-3, beginning January 1, 2008, the actuarial results, prior services and the transition liability recognized as of December 31, 2007, should be amortized in the income statement in a maximum period of five years. The net cost of the period for the year ended December 31, 2008 includes a portion of this transition amortization.

For certain pension plans, irrevocable trust funds have been created to cover future benefit payments. These assets are valued at their estimated fair value at the balance sheet date.

The net period cost recognized in the operating results includes: a) the increase in the obligation resulting from additional benefits earned by employees during the period; b) interest cost, which results from the increase in the liability by the passage of time; c) the amortization of the actuarial gains and losses, prior service cost and transition liability; and d) the expected return on plan assets for the period. Beginning in 2008, the excess of amortization expense in the net periodic pension cost resulting from the transition rule is recognized within “Other expenses, net”.

O) INCOME TAXES (note 14)

The effects reflected in the income statements for income taxes include the amounts incurred during the period as well as the amounts of deferred income taxes, in both cases determined according to the income tax law applicable to each subsidiary. According to MFRS D-4, “Accounting for Income Taxes” (“MFRS D-4”), income taxes incurred during the period are presented in the income statement. Consolidated deferred income taxes represent the addition of the amounts determined in each subsidiary under the assets and liabilities method, by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of assets and liabilities, taking into account and subject to a recoverability analysis, tax loss carryforwards as well as other recoverable taxes and tax credits. According to MFRS, all items charged or credited directly in stockholders’ equity are recognized net of their deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the income statement for the period in which the change occurs and is officially enacted.

Management analyzes projections of future taxable income in each consolidated entity to evaluate whether it will obtain the tax benefits associated with the deferred income tax assets and tax loss carryforwards prior to their expiration. When it is determined that future operations would not generate sufficient taxable income, or that tax strategies are no longer viable, the valuation allowance on such assets would be increased against the income statement.

On January 1, 2008, CEMEX adopted the new MFRS D-4, which: a) reclassified current and deferred ESPS to MFRS D-3, “Employee Benefits;” b) in connection with recoverable taxes paid against income tax of future periods, amounts should be recognized as a deferred tax asset only when it is probable that such tax will be recovered against the future income tax; and c) required the cumulative effect at December 31, 2007 for the initial recognition of deferred income tax effects from the adoption of the assets and liabilities method to be reclassified from “Other equity reserves” to “Retained earnings” (note 2P); and d) eliminated the exception not to calculate deferred income tax for investments in associates. CEMEX recognized the cumulative initial effect as of January 1, 2008 within retained earnings in the consolidated stockholders’ equity.

P) STOCKHOLDERS’ EQUITY

Based on the new MFRS B-10 (note 2A), beginning on January 1, 2008, inflationary accounting was suspended considering that Mexico and the main countries in which CEMEX has operations have low-inflation environments. Until December 31, 2007, stockholders’ equity was restated using the restatement factors that considered the weighted averaged inflation and the changes between the exchange rates of the countries in which CEMEX operates and the Mexican peso. In compliance with Mexican regulations, common stock and additional paid-in capital were restated using the Mexican inflation factor; the other stockholders’ equity items were restated using the weighted average restatement factor. The corresponding inflation adjustment was included within “Other equity reserves” in the balance sheet.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

Common stock and additional paid-in capital (note 15A)

Balances of common stock and additional paid-in capital represent the value of stockholders’ contributions.

Other equity reserves (note 15B)

Other equity reserves groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity. This caption includes the elements of “Comprehensive income for the period,” which is presented in the statement of changes in stockholders’ equity. Comprehensive income includes, in addition to net income, certain changes in stockholders’ equity during a period, not resulting from investments by owners and distributions to owners.

The most important items within “Other equity reserves” are as follows:

Items of comprehensive income within “Other equity reserves:”

•

Results from holding non-monetary assets, included until December 31, 2007 the revaluation effect during high inflation periods, of non-monetary assets in each country, using specific restatement factors that differ from the weighted average consolidated inflation;

•

Currency translation effects from the translation of foreign subsidiaries’ financial statements, net of: a) changes in the estimated fair value of foreign currency forward contracts, designated as hedges of a portion of CEMEX’s net investment in foreign subsidiaries which functional currency is different from the peso (note 2L); b) foreign currency indebtedness directly related to the acquisition of foreign subsidiaries; and c) foreign currency related parties balances that are of a long-term investment nature (note 2E);

•	The effective portion of the valuation and liquidation effects from derivative instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 2L); and

•	The deferred income tax arising from items which effects are directly recognized in stockholders’ equity.

Items of “Other equity reserves” not included in comprehensive income:

•	Effects related to majority stockholders’ equity for changes or transactions affecting minority interest stockholders in CEMEX’s consolidated subsidiaries;

•

Effects attributable to majority stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid by perpetual debentures;

•	This caption includes the adjustments related to the cancellation of the Company’s own shares held in the Parent Company’s treasury, as well as those held by consolidated subsidiaries; and

•	Until December 31, 2007, included the cumulative initial effect of deferred income taxes arising from the adoption of the assets and liabilities method.

Retained earnings (note 15C)

Represents the cumulative net results of prior accounting periods, net of dividends declared to stockholders, and includes charges for the adoption of new MFRS during the period that decreased retained earnings as follows: a) the reclassification of the accumulated results from holding non-monetary assets (note 2A) for Ps97,722; b) the reclassification of the cumulative initial deferred income tax effect (note 2O) for Ps6,918; c) the cumulative initial deferred income tax recognition in investments in associates for Ps920; and d) the cumulative initial deferred income tax recognition based on the assets and liabilities method (note 2N) for Ps2,283.

Minority interest and perpetual debentures (note 15D)

Represents the share of minority stockholders in the results and equity of consolidated subsidiaries. Likewise, this caption includes the notional amount of financial instruments (perpetual notes) issued by consolidated entities that qualify as equity instruments because there is: a) no contractual obligation to deliver cash or another financial asset; b) no predefined maturity date; and c) an unilateral option to defer interest payments or preferred dividends for indeterminate periods.

Q) REVENUE RECOGNITION

CEMEX’s consolidated net sales represent the value, before tax on sales, of products and services sold by consolidated subsidiaries as a result of ordinary activities, after the elimination of transactions between related parties. Revenues are quantified at the fair value of the consideration received or receivable, decreased by any trade discounts or volume rebates granted to customers.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

Revenue from the sale of goods and services is recognized upon shipment of products or through goods delivered or services rendered to customers, when there is no condition or uncertainty implying a reversal thereof, and they have assumed the risk of loss. Income generated from trading activities, in which CEMEX acquires finished goods from a third party and subsequently sells the good to another third-party, are recognized on a gross basis, considering that CEMEX assumes the total risk of property on the goods purchased, not acting as agent or commissioner. Aligned to the abovementioned, costs and expenses incurred in trading activities are recognized within either cost of sales, administrative, selling and distribution expenses, as it corresponds.

R) COST OF SALES, ADMINISTRATIVE EXPENSES AND SELLING AND DISTRIBUTION EXPENSES

In 2008, cost of sales represents the production cost. Until 2007, cost of sales represented the lower of the replacement or production cost of inventories at the time of sale. Such cost of sales includes depreciation, amortization and depletion of assets involved in production, expenses related to storage in productive plants and freight of raw material between plants. Cost of sales excludes expenses related to personnel, equipment and services involved in sale activities, storage of product in points of sales as well as freight of finished product between plants and points of sale, which are recognized within administrative and selling expenses. Likewise, cost of sales excludes freight expenses between points of sales and customers’ facilities, which are recognized within distribution expenses.

The “Administrative and selling expenses” line item in the income statements include CEMEX’s selling expenses which are comprised by the direct costs related to CEMEX’s selling force, transfer costs from CEMEX’s producing plants to its selling points, as well as costs related to warehousing of products at the selling points. For the years ended December 31, 2008, 2007 and 2006, selling expenses amounted to Ps11,441, Ps10,667 and Ps9,055, respectively. Distribution expenses refer to freight of finished products between points of sale and the customers’ facilities.

S) MONETARY POSITION RESULT

The monetary position result, which represents the gain or loss from holding monetary assets and liabilities in inflationary environments, is determined by applying the inflation rate of the country of each subsidiary to its net monetary position (difference between monetary assets and liabilities). Until December 31, 2007, this effect was determined for all subsidiaries without considering the inflation level.

T) OTHER EXPENSES, NET

The caption “Other expenses, net” in the income statement consists primarily of revenues and expenses derived from transactions or events not directly related to CEMEX’s main activity, or which are of unusual or non-recurring nature. The most significant items included under this caption in 2008, 2007 and 2006 are the following:

	2008		2007	2006
Impairment losses (notes 6, 9 and 10)	Ps	(21,125)	(195)	(704)
Restructuring costs (note 12)		(3,141)	(1,158)	(542)
Non-operative donations		(174)	(367)	(364)
Current and deferred ESPS (note 2N)		2,283	(246)	(180)
Anti-dumping duties		19	(32)	1,839
Results from the sale of assets and others, net		642	(1,283)	(629)

	Ps	(21,496)	(3,281)	(580)

U) EXECUTIVE STOCK OPTION PROGRAMS (note 16)

CEMEX applies the International Financial Reporting Standard No. 2, “Share-based Payment” (“IFRS 2”) for its stock option programs. Under IFRS 2, options granted to executives are defined as equity instruments, in which services received from employees are settled through the delivery of shares; or as liability instruments, in which the Company incurs a liability by committing to pay the intrinsic value of the option as of the exercise date. The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in earnings during the period in which the exercise rights of the employees become vested. In respect to liability instruments, these instruments should be valued at their estimated fair value at each reporting date, recognizing the changes in valuation through the income statement. CEMEX determines the estimated fair value of options using the binomial financial option-pricing model.

CEMEX concluded that the options in its “fixed program” (note 16A) represent equity instruments considering that services received are settled through the issuance of new shares upon exercise; meanwhile, options granted under its other programs (note 16B, C and D) represent liability instruments. Activity under these programs and their accounting effect are presented in note 16. The intrinsic value represents the existing appreciation between the market price of the share and the exercise price of such share established in the option.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

V) EMISSION RIGHTS: EUROPEAN EMISSION TRADING SYSTEM TO REDUCE GREENHOUSE GAS EMISSIONS

CEMEX, as a cement producer, is involved in the European Emission Trading Scheme (“EU ETS”), which aims to reduce carbon-dioxide emissions (“CO2”). Under this directive, governments of the European Union (“EU”) countries grant, currently at nil cost, CO2 emission allowances (“EUAs”). If CO2 emissions exceeded EUAs received, CEMEX would then be required to purchase the deficit of EUAs in the market, which would represent an additional production cost. The EUAs granted by any member state of the EU can be used to settle emissions in another member state. Consequently, CEMEX manages its portfolio of EUAs held on a consolidated basis for its cement production operations in the EU. In addition, the United Nations environmental agency grants Certified Emission Reductions (“CERs”) to qualified CO2 emission reduction projects. These certificates may be used in specified proportions to settle EUAs obligations with the EU ETS. As of December 31, 2008, CEMEX is developing several projects to reduce CO2 emissions that generate CERs.

CEMEX’s accounting policy to recognize the effects derived from the EU ETS, in the absence of a FRS or MFRS that defines an accounting recognition for these schemes, is the following: a) EUAs received from different EU countries are recognized at cost; this presently means at zero value; b) any revenues received from the sale of any surplus of EUAs are recognized decreasing cost of sales; c) EUAs and/or CERs acquired to hedge current CO2 emissions for the period are recognized at cost as intangible assets, and are amortized to cost of sales during the remaining compliance period; d) EUAs and/or CERs acquired for trading purposes are recognized at cost as financial assets and are restated at their market value as of the balance sheet date, recognizing changes in valuation within “Results from financial instruments”; e) CEMEX accrues a provision against cost of sales when the estimated annual emissions of CO2 are expected to exceed the number of EUAs, net of any benefit in the form of EUAs and/or CERs obtained through exchange transactions; and f) forward purchase and sale transactions of EUAs and/or CERs to hedge deficits, or to dispose of certain surpluses, are treated as contingencies and are recognized at the amount paid or received upon physical settlement; meanwhile, forward transactions with trading purposes are treated as financial instruments and are recognized as assets or liabilities at their estimated fair value. Changes in valuation are recognized within “Results from financial instruments.”

Second phase of the EU ETS began on January 1, 2008, comprising 2008 through 2012. CEMEX expected to receive from the governments an insufficient number of EUAs for the complete phase. Even though there were reductions in some countries of the number of EUAs received from phase I, the combined effect of alternate fuel that help reduce the emission of CO2 and the downturn on production estimates in the European region during the phase, as a result of the global economic crisis, which deepened beginning in September 2008, generated an excess of EUAs received over the estimated CO2 emissions during the second phase. From the consolidated surplus, nearly 10 million EUAs were sold during 2008, receiving an income of approximately Ps3,666 recognized in the cost of sales of 2008, decreasing the energy cost. In addition, as of December 31, 2008, there are contracts for the sale of 2,550,000 EUAs to be physically settled in March 2009 and 220,000 EUAs to be physically settled in December 2012, with a net aggregate amount of €42 (US$59 or Ps807). Likewise, as of December 31, 2008, there are contracts for the exchange of EUAs for CERs to be physically settled in December 2012, having a positive effect on CEMEX of 989,500 CERs. As of December 31, 2007, at the end of the first phase of EU ETS, CEMEX maintained a consolidated excess of EUAs over CO2 emissions. During 2007 and 2006, CEMEX purchase or sale transactions were not significant.

W) CONCENTRATION OF CREDIT

CEMEX sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which CEMEX operates. As of December 31, 2008, 2007 and 2006, no single customer individually accounted for a significant amount of the reported amounts of sales or in the balances of trade receivables. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

X) NEWLY ISSUED FINANCIAL REPORTING STANDARDS WITH IMPACT IN 2009

In 2008, CINIF issued the following MFRS, effective beginning January 1, 2009:

MFRS B-7, “Business Combinations” (“MFRS B-7”). New MFRS B-7 supersedes Bulletin B-7, “Business Combinations.” MFRS B-7 establishes regulations for valuation and initial recognition of net assets as of the acquisition date, reiterating that business combinations shall be recognized through the purchase method and eliminating the purchase limit price when assets acquired and liabilities assumed are identified and valued, recognizing a possible gain at the moment of the purchase. No material impact is anticipated in the results of operation or in the financial position as a result of the application of MFRS B-7.

MFRS B-8, “Consolidated or Combined Financial Statements” (“MFRS B-8”). New MFRS B-8 supersedes Bulletin B-8, “Consolidated and Combined Financial Statements and Valuation of Permanent Investments.” The main changes are: (a) it is mandatory to consolidate entities with specific purposes when the Company has control; (b) considers rights for potential votes, which are possible to exercise or convert, and that could modify the interference in the decision making process when control is evaluated; and (c) transfers to other MFRS relative regulations for valuation of permanent investments. CEMEX does not anticipate any material effect on the results of operation of financial position due to the application of MFRS B-8.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

MFRS C-7, “Investment in Associates and Other Permanent Investments” (“MFRS C-7”). New MFRS C-7 applies to the accounting recognition of investment in associates and other permanent investments in which there is no control, joint control or significant influence. The most significant changes of new MFRS C-7 effective beginning January 1, 2009 are as follows: a) considers the existence of a right for potential votes, which is possible to exercise or convert in favor of the holding and that could modify significant influence; and b) establish a specific procedure and a limit to recognize losses of the associated company. CEMEX does not anticipate a material effect on its results of operations or its financial position for changes in MFRS C-7.

MFRS C-8, “Intangible Assets” (“MFRS C-8”). New MFRS C-8 establishes general regulations for the initial and further recognition of intangible assets, which are individually acquired through business acquisitions, or internally generated during the normal course of business of an entity. The most significant changes beginning on January 1, 2009 are the following: a) subsequent R&D expenses on research projects and developments in process should be recognized as expenses as accrued if they relate to the research stage or as intangible assets if such expenses satisfy the recognition criteria; and b) eliminates the presumption that the useful life of an intangible asset could not exceed a period of twenty years. CEMEX does not anticipate any material effect in the results of operations or its financial position for application of MFRS C-8.

MFRS D-8, “Share-based Payments” (“MFRS D-8”). During 2008, CINIF issued new MFRS D-8, which establishes the methodology to account for share-based payments. As of December 31, 2008 CEMEX recognized its executive stock option programs according to IFRS 2 “Share-based payments,” which does not differ in any important matter from new MFRS D-8. CEMEX does not anticipate any material effect in the results of operations or its financial position after the application of MFRS D-8.

3. CASH AND INVESTMENTS

Consolidated cash and investments as of December 31, 2008 and 2007, consists of:

	2008		2007
Cash and bank accounts	Ps	10,428	5,980
Fixed-income securities		2,574	2,516
Investments in marketable securities		602	174

	Ps	13,604	8,670

4. TRADE ACCOUNTS RECEIVABLE

Consolidated trade accounts receivable as of December 31, 2008 and 2007, consist of:

	2008		2007
Trade accounts receivable	Ps	20,610	22,854
Allowances for doubtful accounts		(2,334)	(2,135)

	Ps	18,276	20,719

As of December 31, 2008 and 2007, trade receivables exclude accounts for Ps14,765 (US$1,075) and Ps12,325 (US$1,129), respectively, that were sold to financial institutions under securitization programs for the sale of trade receivables, established in Mexico, the United States, Spain and France. Under these programs, CEMEX effectively surrenders control associated with the trade receivables sold and there is no guarantee or obligation to reacquire the assets; therefore, the amount of receivables sold is removed from the balance sheet at the moment of sale, except for the amounts owed by the counterparties, which are reclassified to other short-term accounts receivable. Trade receivables qualifying for sale do not include amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The discount granted to the acquirers of the trade receivables is recognized as financial expense and amounted to approximately Ps656 (US$58) in 2008, Ps673 (US$62) in 2007 and Ps475 (US$44) in 2006.

Allowances for doubtful accounts are established according to the credit history and risk profile of each customer. Changes in the valuation allowance for doubtful accounts in 2008, 2007 and 2006, are as follows:

	2008		2007	2006
Allowances for doubtful accounts at beginning of period	Ps	2,135	1,526	1,469
Charged to selling expenses		553	397	275
Deductions		(570)	(79)	(191)
Business combinations		63	175	—
Foreign currency translation and inflation effects		153	116	(27)

Allowances for doubtful accounts at end of period	Ps	2,334	2,135	1,526

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

5. OTHER ACCOUNTS RECEIVABLE

Consolidated other accounts receivable as of December 31, 2008 and 2007, consist of:

	2008		2007
Non-trade accounts receivable	Ps	4,682	3,582
Current portion of valuation of derivative instruments		2,650	2,094
Interest and notes receivable		1,265	1,001
Loans to employees and others		813	1,850
Refundable taxes		535	1,303

	Ps	9,945	9,830

Non-trade accounts receivable are mainly attributable to the sale of assets. Interest and notes receivable include Ps1,156 (US$84) in 2008 and Ps957 (US$88) in 2007, arising from uncollected trade receivables sold under securitization programs (note 4).

6. INVENTORIES

Consolidated balances of inventories as of December 31, 2008 and 2007, are summarized as follows:

	2008		2007
Finished goods	Ps	7,666	7,293
Work-in-process		3,718	3,565
Raw materials		3,991	3,297
Materials and spare parts		6,418	4,892
Advances to suppliers		676	567
Inventory in transit		429	573
Allowance for obsolescence		(540)	(556)

	Ps	22,358	19,631

Impairment losses of inventory of approximately Ps81, Ps131 and Ps93 in 2008, 2007 and 2006, respectively, were recognized within other expenses, net.

7. OTHER CURRENT ASSETS

Other current assets in the consolidated balance sheets as of December 31, 2008 and 2007 consist of:

	2008		2007
Advance payments	Ps	1,478	1,954
Assets held for sale		2,534	440

	Ps	4,012	2,394

Assets held for sale are stated at their estimated realizable value. As of December 31, 2008, the balance of assets available for sale includes Ps1,080 as a result of reclassifying current assets from Austria and Hungary (note 10A).

8. INVESTMENTS IN ASSOCIATES AND OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

8A) INVESTMENTS IN ASSOCIATES

Consolidated investments in shares of associates as of December 31, 2008 and 2007, are summarized as follows:

	2008		2007
Book value at acquisition date	Ps	8,033	4,624
Interest in changes of stockholders’ equity		6,167	5,596

	Ps	14,200	10,220

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

As of December 31, 2008 and 2007, CEMEX’s main investments in associates are as follows:

	Activity	Country	%	2008		2007
Control Administrativo Mexicano, S.A. de C.V.	Cement	Mexico	49.0	Ps	4,439	3,684
Ready Mix USA, LLC	Concrete	United States	49.9		2,586	277
Cement Australia Holdings Pty Limited	Cement	Australia	25.0		2,199	1,447
Trinidad Cement Ltd	Cement	Trinidad	20.0		660	454
Cancem, S.A. de C.V.	Cement	Mexico	10.3		480	387
Société Méridionale de Carrières	Aggregates	France	33.3		320	248
Société d’Exploitation de Carrières	Aggregates	France	50.0		254	215
Société des Ciments Antillais	Cement	French Antilles	26.1		231	231
Huttig Building Products Inc.	Materials	United States	28.1		228	333
Lehigh White Cement Company	Cement	United States	24.5		224	183
Other companies	—	—	—		2,579	2,761

				Ps	14,200	10,220

In 2005, CEMEX Inc., the Company’s subsidiary in the United States, and Ready Mix USA, Inc., a ready-mix concrete producer in the Southeastern United States, established two limited liability companies, CEMEX Southeast, LLC and Ready Mix USA, LLC. Pursuant to the relevant agreements, CEMEX contributed to CEMEX Southeast, LLC the cement plants in Demopolis, AL and Clinchfield, GA and 11 cement terminals, representing approximately 98% of the contributed capital, while Ready Mix USA’s contributions represented approximately 2% of the contributed capital. To Ready Mix USA, LLC, CEMEX contributed ready-mix concrete, aggregates and concrete block plants in Florida and Georgia, representing approximately 9% of the contributed capital, while Ready Mix USA contributed all of its ready-mix concrete and aggregates operations in Alabama, Georgia, the Panhandle region in Florida and Tennessee, as well as its concrete block plants in Arkansas, Tennessee, Mississippi, Florida and Alabama, representing approximately 91% of the contributed capital. CEMEX owns a 50.01% interest, and Ready Mix USA owns a 49.99% interest, in the profits and losses and voting rights of CEMEX Southeast, LLC; whereas Ready Mix USA owns a 50.01% interest and CEMEX owns a 49.99% interest, in the profits and losses and voting rights of Ready Mix USA, LLC. As of December 31, 2008 and 2007, CEMEX has control and fully consolidates CEMEX Southeast, LLC, while the CEMEX interest in Ready Mix USA, LLC is accounted for by the equity method.

On January 11, 2008, in connection with the assets acquired from Rinker (note 10A), and as part of the agreements with Ready Mix USA, CEMEX contributed and sold to Ready Mix USA, LLC certain assets located in the sites of Georgia, Tennessee and Virginia, at a fair value of approximately US$437, receiving an established value of US$380, which included the value of the contribution of US$260 and the value of the sale of US$120 received in cash. As part of the same transaction, Ready Mix USA contributed US$125 in cash to its Ready Mix USA, LLC, which in turn, received bank loans of US$135 and made a special distribution in cash for US$135. Ready Mix USA manages all the assets acquired. Following this transaction, Ready Mix USA, LLC continues to be owned 50.01% by Ready Mix USA and 49.99% by CEMEX. The difference between the fair value and the established value of approximately US$57 is included within investment in associates.

In March 2008 CEMEX announced the sale, through a subsidiary, of 119 million of CPOs of AXTEL, S.A.B. de C.V. (“AXTEL”), which represented 9.5% of the equity capital of AXTEL for approximately Ps2,738, recognizing a net gain of approximately Ps1,463 in 2008 within other expenses, net. The sale represented approximately 90% of CEMEX’s position in AXTEL, which has been part of the Company’s investments in associates.

During 2006, CEMEX sold its 25.5% interest in the Indonesian cement producer PT Semen Gresik for approximately US$346 (Ps4,053), including dividends declared of approximately US$7 (Ps82), generating a gain of approximately Ps1,045, net of selling expenses and the write-off of related goodwill of approximately Ps117 and other selling expenses that were recorded in 2006 within other expenses, net.

8B) OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2008 and 2007, other investments and non-current accounts receivable are summarized as follows:

	2008		2007
Non-current portion of valuation of derivative instruments	Ps	8,002	5,035
Non-current accounts receivable and other assets		16,138	5,933
Investments in private funds		493	371

	Ps	24,633	11,339

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

In 2008, the caption “Non-current accounts receivable and other assets” include approximately Ps6,877 corresponding to CEMEX’s net investment in confiscated assets in Venezuela (note 10A), as well as the remaining portion of CPOs of AXTEL for approximately Ps98 and the reclassification of non-current assets of Austria and Hungary (note 10A) for approximately Ps4,005.

In 2008, 2007 and 2006, proceeds were contributed to private funds for approximately US$1 (Ps14), US$4 (Ps44) and US$14 (Ps164), respectively.

9. PROPERTY, MACHINERY AND EQUIPMENT

Consolidated property, machinery and equipment as of December 31, 2008 and 2007, consist of:

	2008		2007
Land and mineral reserves	Ps	89,534	84,920
Buildings		67,029	64,975
Machinery and equipment		265,745	245,270
Construction in progress		17,999	21,260
Accumulated depreciation and depletion		(158,449)	(154,236)

	Ps	281,858	262,189

Changes in property, machinery and equipment in 2008, 2007 and 2006, are as follows:

	2008		2007	2006
Cost of property, machinery and equipment at beginning of period	Ps	416,425	340,265	325,382
Accumulated depreciation and depletion at beginning of period		(154,236)	(138,840)	(130,217)

Net book value at beginning of period		262,189	201,425	195,165
Capital expenditures		23,291	22,221	18,038
Capitalization of comprehensive financing result		609	68	6

Total additions 1		23,900	22,289	18,044
Disposals 2		(5,341)	(510)	(1,977)
Reclassifications 3		(11,656)	—	—
Contribution and sale to associates 4		(4,588)	—	—
Additions through business combinations		(520)	53,870	342
Depreciation and depletion for the period		(16,448)	(14,876)	(12,357)
Impairment losses		(1,045)	(64)	(611)
Foreign currency translation and inflation effects 5		35,367	55	2,819

Cost of property, machinery and equipment at end of period		440,307	416,425	340,265
Accumulated depreciation and depletion at end of period		(158,449)	(154,236)	(138,840)

Net book value at end of period	Ps	281,858	262,189	201,425

1	The item of “Property, machinery and equipment, net” in the statement of cash flows in 2008 and in the statements of changes in financial position in 2007 and 2006, includes capital expenditures and capitalization of comprehensive financing results.
2	In 2008, this caption includes approximately Ps4,200 of the carrying amount of fixed assets sold in Italy and Spain (note 10A), which are presented within “Sales of subsidiaries and associates, net” in the consolidated statement of cash flows.
3	This caption includes the reclassification to “Other non-current assets” for the expropriation of Venezuela for approximately Ps8,053, and the reclassification of fixed assets in Austria and Hungary as assets available for sale to the caption of “Other non-current trade receivable” for Ps3,603.
4	Refers to the contribution and sale of assets to Ready Mix USA, LLC detailed in note 8A.
5	The effects presented in this caption refer to fluctuations in exchange rates for the period between the functional currency of the reporting unit and the peso, and, until December 31, 2007 the restatement adjustment to constant pesos.

During 2008, impairment losses were recognized in the United States for Ps511, Poland for Ps322 and others for Ps212. These losses relate to permanent closing of operating assets in different countries, mainly in the concrete sector resulting from adjusting the supply of CEMEX’s products to current demand conditions or from transferring installed capacity to more efficient plants. During 2007 and 2006, impairment losses of fixed assets were mainly attributable to idle assets in the United Kingdom, Mexico and Philippines. The related assets were adjusted to their estimated realizable value.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

10. GOODWILL, INTANGIBLE ASSETS AND DEFERRED CHARGES

Consolidated goodwill, intangible assets and deferred charges as of December 31, 2008 and 2007, are summarized as follows:

	2008				2007
	Cost		Accumulated amortization	Carrying amount	Cost		Accumulated amortization	Carrying amount
Intangible assets of indefinite useful life:
Goodwill	Ps	164,608	—	164,608	Ps	151,409	—	151,409
Intangible assets of definite useful life:
Extraction rights		31,165	(1,673)	29,492		24,534	(709)	23,825
Cost of internally developed software		7,997	(3,807)	4,190		7,769	(2,473)	5,296
Industrial property and trademarks		4,567	(1,850)	2,717		5,529	(900)	4,629
Customer relationships		6,666	(916)	5,750		4,914	(255)	4,659
Mining projects		1,446	(150)	1,296		1,929	(204)	1,725
Other intangible assets		8,010	(3,472)	4,538		6,240	(3,038)	3,202
Deferred charges and others:
Deferred income taxes (note 14B)		21,300	—	21,300		776	—	776
Intangible assets for pensions (note 13)		—	—	—		905	—	905
Deferred financing costs		1,291	(446)	845		1,222	(326)	896

	Ps	247,050	(12,314)	234,736	Ps	205,227	(7,905)	197,322

The amortization of intangible assets of definite useful life was approximately Ps4,416 in 2008, Ps2,790 in 2007 and Ps1,604 in 2006, recognized within operation costs and expenses, except for approximately Ps255 in 2007, as a result of intangible assets related to customers, which were recognized within “Other expenses, net”.

At December 31, 2007, based on a preliminary allocation of the purchase price of Rinker (note 10A), CEMEX had identified intangible assets related to extraction permits in the cement and aggregates sector in the United States and Australia for an amount of Ps10,156 as intangible assets of indefinite life, considering that the Company had capacity and the intention to renew them indefinitely. In April 2008, as part of the allocation of the purchase price of Rinker ended on June 30, 2008 and considering new information and evidence which was unavailable at the end of 2007, CEMEX changed the definition of such intangible assets and assigned a useful life to an average of 30 years. CEMEX started to amortize these assets prospectively.

Goodwill

Goodwill is recognized at the acquisition date based on the preliminary allocation of the purchase price. If applicable, goodwill is subsequently adjusted for any correction to the preliminary assessment given to the assets acquired and/or liabilities assumed, within the twelve-month period after purchase. The increase in goodwill in 2007 results from the acquisition of Rinker. As mentioned in note 2J, goodwill is not amortized and is subject to impairment tests. As mentioned in note 10C, based on impairment tests made during the last quarter of 2008, goodwill impairment losses for the United States, Ireland and Thailand reporting units for approximately Ps17,476 (US$1,272) were determined. In addition, considering that the investment in CEMEX Venezuela will be recovered through other means different than use (note 10A), CEMEX recognized an impairment loss of approximately Ps838 (US$61) associated with the goodwill of this investment.

Changes in goodwill as of December 31 in 2008, 2007 and 2006, are summarized as follows:

	2008		2007	2006
Balance at beginning of period	Ps	151,409	56,546	56,447
Increase (decrease) for business acquisitions		(742)	97,505	2,795
Disposals		(187)	—	(117)
Impairment losses (note 10C)		(18,314)	—	—
Inflation effects and foreign exchange translation adjustments 1		32,442	(2,642)	(2,579)

Balance at end of period	Ps	164,608	151,409	56,546

1.	The amounts presented in this column refer to the effects on goodwill from foreign exchange fluctuations during the period between the reporting units’ currencies and the Mexican peso, and the effect of the restatement into constant pesos until December 31, 2007.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

Goodwill balances by reporting unit as of December 31, 2008 and 2007 are summarized as follows:

	2008		2007
North America
United States	Ps	123,428	109,737
Mexico		6,412	6,412
Europe
Spain		9,069	8,177
France		3,638	3,139
United Kingdom		4,350	3,945
Other Europe 1		697	1,041
Central and South America and the Caribbean
Colombia		5,063	4,302
Venezuela		—	627
Dominican Republic		231	191
Other Central and South America and the Caribbean 2		985	839
Africa and Middle East
Egypt		231	229
United Arab Emirates		1,557	1,450
Asia and Australia
Australia		7,067	9,065
Philippines		1,505	1,145
Thailand		—	358
Other Asia		—	12
Others
Other reporting units 3		375	740

	Ps	164,608	151,409

1.	“Other Europe” refers to the reporting units in the Czech Republic, Ireland and Latvia.
2.	“Other Central and South America and the Caribbean” refers mainly to the reporting units in Costa Rica, Panama and Puerto Rico.
3.	This segment primarily consists of CEMEX’s subsidiary in the information technology and software development business.

Intangible assets of definite life

Changes in balances of intangible assets of definite life in 2008, 2007 and 2006, are as follows:

	2008		2007	2006
Balance at beginning of period	Ps	43,336	8,610	6,979
Increase for business acquisitions 1		539	33,582	—
Additions (disposals), net 2		1,445	3,430	2,883
Amortization		(4,416)	(2,570)	(1,586)
Impairment losses 3		(1,598)	—	—
Inflation effects and foreign exchange translation adjustments		8,677	284	334

Balance at end of period	Ps	47,983	43,336	8,610

1	In connection with the Rinker acquisition in 2007, intangible assets in the United States and Australia were identified and valued. These assets relate to extraction permits in the cement, aggregates and ready-mix concrete sectors for approximately Ps23,427, which were amortized during their estimated useful life of 30 years; trademarks and commercial names for approximately Ps4,939, amortized during a five-year useful life; and intangibles based on customers relations for approximately Ps5,755, which were assigned a useful life of 10 years.
2	During 2008, 2007 and 2006, CEMEX capitalized the costs incurred in the development stage of internal-use software for Ps1,236, Ps3,034 and Ps2,383, respectively, related to the replacement of the technological platform in which CEMEX executes the most important processes of its business model. The items capitalized refer to direct costs incurred in the development phase of the software and relate mainly to professional fees, direct labor and related travel expenses.
3	Considering impairment triggering events, during the last quarter of 2008, CEMEX tested intangible asses of definite life for impairment in the United States, determining that the net book value of names and commercial trademarks exceeded their value in use, resulting in an impairment loss of approximately Ps1,598.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

A) MAIN ACQUISITIONS AND DIVESTITURES IN 2008, 2007 AND 2006

Nationalization of CEMEX Venezuela

On June 18, 2008, the Government of Venezuela promulgated a presidential decree (the “Nationalization Decree”) which commanded that the cement production industry in Venezuela had been reserved to the State and ordered the conversion of foreign-owned cement companies, including CEMEX Venezuela, S.A.C.A. (“CEMEX Venezuela”), into state controlled companies with Venezuela holding an equity interest of at least 60%. The Nationalization Decree established August 17, 2008 as the deadline for the controlling shareholders of foreign-owned companies to reach an agreement with the Government of Venezuela on the compensation for the nationalization. The Nationalization Decree stipulates that if an agreement is not reached, Venezuela shall assume exclusive operational control of the relevant cement company and the Venezuelan National Executive shall decree the expropriation of the relevant shares according to the Venezuelan expropriation law. CEMEX controlled and operated CEMEX Venezuela until August 17, 2008. Afterwards, the Government of Venezuela ordered the confiscation of all business, assets and shares of CEMEX Venezuela and took control of its facilities on August 18, 2008.

CEMEX’s consolidated income statements for the years ended December 31, 2008, 2007 and 2006 include the results of CEMEX Venezuela for the seven-month period ended July 31, 2008 and for the years ended December 31, 2007 and 2006, respectively. For balance sheet purposes, as of December 31, 2008, the investment of CEMEX in Venezuela was presented within “Other investments and non current accounts receivable” (note 8B). As of December 31, 2008 and 2007, the net book value of CEMEX’s investment in Venezuela was approximately Ps6,877 and Ps6,732, respectively, corresponding to CEMEX’s equity interest of approximately 75.7%.

On August 20, 2008, CEMEX received from the Government of Venezuela a compensation proposal for US$650. CEMEX decided not to accept such proposal, believing that it significantly undervalued its business in Venezuela. This proposal was significantly lower than those offered to other foreign companies for their assets in Venezuela, considering price per ton of installed capacity as well as operating cash flow multiples. In October 2008, CEMEX’s subsidiaries in Holland, which held CEMEX’s shares in CEMEX Venezuela, submitted a complaint seeking international arbitration to the International Centre for Settlement of Investment Disputes following the Venezuelan Government’s confiscation of assets, deprivation of rights of CEMEX Venezuela as well as the initiation of the expropriation of CEMEX’s Venezuelan business. At December 31, 2008, except for the goodwill impairment loss (note 10C), CEMEX has not made any impairment adjustments to its investment in Venezuela, remaining confident that it will eventually reach an agreement and obtain fair compensation. Nevertheless, CEMEX carefully evaluates the evolution of the arbitration process and other negotiations to determine if the carrying amount requires an impairment adjustment.

Based on MFRS C-15, significant disposals should be treated as discontinued operations in the income statement for all the periods presented. CEMEX measured the materiality of CEMEX Venezuela during each period presented, considering a threshold of 5% of consolidated net sales, operating income, net income and total assets. Considering the results of the quantitative tests, CEMEX concluded that the nationalized Venezuelan operations did not reach the materiality thresholds to be classified as discontinued operations. The results of CEMEX’s quantitative tests for the seven-month period ended July 31, 2008 (unaudited) and for the years ended December 31, 2007 and 2006 are as follows:

	2008		2007	2006
Net sales		3.0%	2.9%	2.6%
CEMEX consolidated	Ps	145,164	236,669	213,767
CEMEX Venezuela		4,286	6,823	5,496

Operating income		4.6%	4.2%	3.6%
CEMEX consolidated	Ps	16,992	32,448	34,505
CEMEX Venezuela		775	1,358	1,245

Net income		0.1%	3.2%	3.6%
CEMEX consolidated	Ps	11,314	26,945	29,147
CEMEX Venezuela		11	852	1,039

Total assets		2.1%	2.1%
CEMEX consolidated	Ps	525,756	542,314
CEMEX Venezuela		11,010	11,515

In addition, as of December 31, 2007, CEMEX Venezuela was the holding entity of several of CEMEX’s investments in the region, including CEMEX’s operations in the Dominican Republic and Panama, as well as CEMEX’s minority investment in a Trinidad company. Before the nationalization of assets in Venezuela, in April 2008, CEMEX concluded the transfer of all material non-Venezuelan investments to CEMEX España, S.A. for approximately US$355 plus US$112 of net debt, having distributed all accrued profits from the non-Venezuelan investments to the stockholders of CEMEX Venezuela amounting to approximately US$132.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

Condensed balance sheets of CEMEX’s operations in Venezuela as of July 31, 2008 (unaudited) and December 31, 2007 are as follows:

	2008		2007
Current assets	Ps	2,532	1,492
Non-current assets 2		8,478	10,023

Total assets		11,010	11,515

Current liabilities		2,753	1,457
Non-current liabilities		1,384	1,085

Total liabilities		4,137	2,542

Total net assets		6,873	8,973
Minority interest		(1,507)	(2,241)

CEMEX’s interest in total net assets 3	Ps	5,366	6,732

The following table presents condensed selected income statement information for CEMEX’s operations in Venezuela for the seven-month period ended July 31, 2008 (unaudited) and for the years ended December 31, 2007 and 2006:

	2008		2007	2006
Sales	Ps	4,286	6,823	5,496
Operating income 1		775	1,358	1,245
Net income	Ps	11	852	1,039

1	Operating income in these tables excludes the margin realized in related-party transactions; therefore, it is not directly comparable to selected financial information from the “Venezuela” segment presented in note 17.
2	Includes goodwill in both periods of approximately US$61 which was adjusted for impairment at the end of 2008 (note 10C).
3	The change in the net investment between July 31, 2008 and December 31, 2008 is attributable to fluctuations in foreign exchange rates.

Sale of operations in Canary Islands

On December 26, 2008, CEMEX sold assets in the cement and concrete sectors in the Canary Islands through its subsidiary in Spain, including its 50% interest of Cementos Especiales de Las Islas, S.A. (“CEISA”) to Cimpor Inversiones S.A. (“Cimpor”), a subsidiary of Cimpor Cimentos de Portugal SGPS SA, for €162 (US$227 or Ps3,113), €5 of which is being held in escrow in a special deposit account to cover any price adjustments as guarantee of possible contingencies, in addition to a separate payment for working capital pending to be executed. Up to the moment of the sale, CEMEX controlled CEISA together with another shareholder (Grupo Tudela Beguin) and the financial statements were consolidated through the proportional integration method (note 2C), considering its 50% interest. CEMEX’s consolidated income statement includes results of operation of assets sold, calculated through the proportional integration method for assets related to CEISA, for the twelve-month period ended on December 31, 2008. Sale of CEISA and other assets generated a net gain of approximately Ps920, which includes the cancellation of related goodwill for approximately Ps18 and was recognized in 2008 within other expenses, net.

The condensed combined balance sheets of the assets sold and CEISA as of December 31, 2008 and 2007 are as follows:

	2008		2007
Current assets	Ps	455	743
Non-current assets		1,992	1,721

Total assets		2,447	2,464

Current liabilities		303	795
Non-current liabilities		33	50

Total liabilities		336	845

Total net assets	Ps	2,111	1,619

Selected condensed combined information of income statement of the assets sold and CEISA in 2008, 2007 and 2006, are the following:

	2008		2007	2006
Sales	Ps	2,317	2,962	2,716
Operating income		283	529	424
Net income	Ps	371	494	388

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

Agreement to sell operations in Austria and Hungary

On July 31, 2008, CEMEX reached an agreement to jointly sell its operations in Austria and Hungary to Strabag SE, a European construction and building materials groups, for an approximate amount of €310 (US$433 or Ps5,949). The sale was subject to approval by the antitrust authorities in both countries, as well as Strabag Supervisory Board. As of December 31, 2008, competent authorities of Austria and Hungary had not given their authorization. CEMEX evaluated the materiality of its operations in Austria and Hungary, concluding that these operations were not significant to be classified as discontinued operations since the materiality limits are not exceeded.

Condensed combined balances of Austria and Hungary as of December 31, 2008 and 2007 are the following:

	2008		2007
Current assets	Ps	1,080	896
Non-current assets		4,005	3,710

Total assets		5,085	4,606

Current liabilities		772	615
Non-current liabilities		1,172	1,086

Total liabilities		1,944	1,701

Net assets	Ps	3,141	2,905

The main captions of the combined income statements of Austria and Hungary for the years ended December 31, 2008, 2007 and 2006 are the following:

	2008		2007	2006
Sales	Ps	4,321	3,883	4,431
Operating income		9	(14)	21
Net loss	Ps	(19)	(65)	(179)

Sale of operations in Italy

In several transactions that took place during December 2008, CEMEX sold its cement mill operations in Italy for an amount of approximately €148 (US$210 or Ps2,447), generating a net income of approximately €8 (US$12 or Ps119), which was recognized within “Other expenses, net.”

Rinker acquisition

CEMEX acquired 100% of the shares of Rinker, an Australian producer of aggregates, cement, concrete and other construction materials, through a public tender offering, which started in October 2006 and finished in July 2007. On June 7, 2007, CEMEX’s offer to acquire all outstanding shares of Rinker became unconditional after obtaining tenders of more than 50% of the outstanding shares. On July 10, 2007, the date on which CEMEX obtained acceptances of more than 90% of the shares, CEMEX announced the compulsory purchase of the other shares which were not acquired under the offer. The purchase price paid for the Rinker shares, including direct acquisition costs, was approximately US$14,245 (Ps155,559), not including approximately US$1,277 (Ps13,943) of assumed debt. For its fiscal year ended March 31, 2007, Rinker reported consolidated revenues of approximately US$5,300 (unaudited). Approximately US$4,100 (unaudited) of these revenues were generated in the United States, and approximately US$1,200 (unaudited) were generated in Australia and China. In Australia, Rinker’s main activities are oriented to the production and sale of ready-mix concrete and other construction materials. For accounting purposes, the acquisition of Rinker was effective as of July 1, 2007. CEMEX’s consolidated financial statements as of December 31, 2007 include Rinker’s balance sheet as of December 31, 2007 and its results of operations for the six-month period ended December 31, 2007.

The Rinker acquisition was in line with CEMEX’s strategy to invest in the construction industry value chain and increased CEMEX’s aggregates and ready-mix concrete business investment in the United States. Rinker operations are a complement for CEMEX, increasing its presence in the states of Florida, California, Arizona and Nevada. Likewise, CEMEX entered Australia, where Rinker was the second largest building materials company. In addition, at the time of the acquisition, Rinker owned and operated aggregate quarries, some of which are strategically located near population centers. Authorized aggregate quarries are scarce in many areas of the United States and Australia, considering the nature of resources, costs and necessary approvals to establish and operate such quarries. Through the Rinker acqusition CEMEX increased its aggregates reserves by approximately 3,600 million metric tons, equivalent to approximately 30 and 43 years of production in the United States and Australia, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

The preliminary goodwill associated with the Rinker acquisition assigned as of December 31, 2007 was approximately Ps97,448 (US$8,924). From January 1 to June 30, 2008, CEMEX completed the allocation of the purchase price of Rinker to the fair values of the assets acquired and liabilities assumed, and made modifications to the amounts determined during the preliminary allocation, resulting in adjustments to the preliminary goodwill associated with this acquisition. The final amount of goodwill was Ps96,812 (US$8,866). CEMEX considers that the Rinker goodwill was mainly generated by: a) the existence of intangible assets that could not be easily separated and quantified so they were transferred to goodwill, such as those related to human capital, industry potential and synergies, as well as those related to Rinker’s business model; and b) a significant portion of the value in perpetuity of the acquired business is transferred to goodwill as a result of the use, for the valuation of the specific assets acquired, of models based on expected cash flows that are determined over an estimated useful life.

Final allocation of the purchase price of Rinker as of the acquisition date of July 1, 2007, considering an exchange rate of Ps10.92 pesos per dollar as of December 31, 2007, was as follows:

	Rinker 2007
Current assets 1	Ps	19,069
Investments and other non-current assets		3,377
Property, machinery and equipment		53,350
Intangible assets and other assets 2		34,917
Goodwill		96,812

Total assets acquired		207,525

Current liabilities 3		10,405
Non-current liabilities 3		16,745
Deferred income tax liability		24,816

Total liabilities assumed		51,966

Total net assets	Ps	155,559

1	Includes Ps4,174 of cash and cash equivalents and Ps2,099 of assets held for sale related to the divestiture order of the U.S. Department of Justice.
2	This caption includes: 1) Ps468 of deferred tax assets; 2) extraction rights of Ps23,427 with an estimated useful life of 30 years; 3) commercial names and trademarks of Ps4,939 with an estimated useful life of 5 years; and 3) Intangible assets related to customer relationships of approximately Ps5,755 with an estimated useful life of 10 years.
3	Current liabilities include Ps102 of debt; non-current liabilities include Ps13,841 of debt, Ps1,375 of remediation liabilities, and Ps148 of other postretirement benefits.

As required by the Department of Justice of the United States, pursuant to a divestiture order in connection with the Rinker acquisition, in December 2007, CEMEX sold to the Irish producer CRH plc, ready-mix concrete and aggregates plants in Arizona and Florida for approximately US$250, of which approximately US$30 corresponded to the sale of assets from CEMEX’s pre-Rinker acquisition operations, which generated a gain in 2007 of approximately Ps142, recognized within “Other expenses, net.”

B) CONDENSED PRO FORMA FINANCIAL STATEMENTS (UNAUDITED)

CEMEX presents condensed pro forma income statements for the years ended December 31, 2007 and 2006, giving effect to the Rinker acquisition as if it had occurred on January 1, 2006. The pro forma financial information is presented solely for the convenience of the reader and is not indicative of the results that CEMEX would have reported, nor should such information be taken as representative of CEMEX’s future results. Pro forma adjustments consider the fair values of the net assets acquired, under assumptions that CEMEX considered reasonable.

Year ended December 31, 2007	CEMEX 1		Rinker 2	Adjustments 3	CEMEX pro forma
Sales	Ps	236,669	28,249	—	264,918
Operating costs and expenses		(204,221)	(24,522)	—	(228,743)

Operating income		32,448	3,727	—	36,175
Other expenses, net		(3,281)	111	—	(3,170)
Comprehensive financial result		1,087	(194)	(3,463)	(2,570)
Equity in income of associates		1,487	122	–	1,609

Income before income taxes		31,741	3,766	(3,463)	32,044
Income taxes		(4,796)	(1,278)	970	(5,104)

Consolidated net income		26,945	2,488	(2,493)	26,940
Minority interest net income		837	15	—	852

Majority interest net income	Ps	26,108	2,473	(2,493)	26,088

Majority income basic EPS	Ps	1.17	—	—	1.17
Majority income diluted EPS	Ps	1.17	—	—	1.17

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

Condensed pro forma income statement information – continued

Year ended December 31, 2006	CEMEX 1		Rinker 2	Adjustments 3	CEMEX pro forma
Sales	Ps	213,767	64,735	—	278,502
Operating costs and expenses		(179,262)	(53,537)	—	(232,799)

Operating income		34,505	11,198	—	45,703
Other expenses, net		(580)	(313)	—	(893)
Comprehensive financial result		(505)	431	(5,698)	(5,772)
Equity in income of associates		1,425	307	—	1,732

Income before income taxes		34,845	11,623	(5,698)	40,770
Income taxes		(5,698)	(3,661)	1,653	(7,706)

Consolidated net income		29,147	7,962	(4,045)	33,064
Minority interest net income		1,292	49	—	1,341

Majority interest net income	Ps	27,855	7,913	(4,045)	31,723

Majority income basic EPS	Ps	1.29	—	—	1.47
Majority income diluted EPS	Ps	1.29	—	—	1.47

1	Includes Rinker’s operations for the six-month period from July 1 to December 31, 2007.
2	In 2007, refers to the pro forma six-month period from January 1 to June 30, 2007, prepared under IFRS by Rinker, which was translated from U.S. dollars into pesos at the average exchange rate of Ps10.95, and then restated into constant pesos at December 31, 2007. In 2006, refers to the twelve-month period ended on March 31, 2007, prepared under IFRS by Rinker, which was converted from U.S. dollars into pesos at an average exchange rate of Ps10.91 and restated into constant pesos as of December 31, 2007. The pro forma information for the periods was adjusted to include the effects of the purchase price allocation and application of MFRS. Pro forma adjustments in 2006 and 2007 are as follows:

Item	2007		2006
Recomputed depreciation expense	Ps	(519)	(1,092)
Intangible assets amortization		(1,035)	(2,176)
Restatement of inventories		—	(262)
Monetary position result		96	398
Deferred income taxes *		502	1,079

	Ps	(956)	(2,053)

*	In 2007 and 2006, the income tax effect for pro forma adjustments was determined using the approximate average effective tax rate of 33% and 34%, respectively.
3	In 2007 and 2006, refers to pro forma adjustments for the six-month period in 2007 and the twelve-month period in 2006, related to the financing to acquire Rinker:

Item	2007		2006
Financial expense *	Ps	(4,522)	(9,165)
Foreign exchange fluctuations *		—	(2,764)
Results from financial instruments		—	2,015
Monetary position result		1,059	4,216
Deferred income taxes *		970	1,653

	Ps	(2,493)	(4,045)

*	Foreign exchange fluctuations were determined on the basis of approximately US$14,159 of debt incurred for the purchase of Rinker, using an interest rate of 5.65% and 5.53% for 2007 and 2006, respectively. In 2007 as no foreign exchange adjustments resulted from such debt considering that the exchange rate at June 30, 2007 of Ps10.80 pesos per dollar was the same as the exchange rate at December 31, 2006. In 2006, foreign exchange fluctuations on indebtedness were determined based on the variation between the foreign exchange rates as of December 31, 2006 of Ps10.80 per dollar against the foreign exchange rate as of December 31, 2005 of Ps10.62 per dollar. The statutory tax rates of 28% and 29% applicable in Mexico in 2007 and 2006 were used to determine the income tax effect of pro forma consolidation adjustments.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

C) ANALYSIS OF GOODWILL IMPAIRMENT

For the years ended December 31, 2007 and 2006, CEMEX did not recognize impairment losses of goodwill, considering that all annual impairment tests presented an excess of the value in use over the net book value of the reporting units. During the last quarter of 2008, the global economic environment was negatively affected, intensified by the crisis in financial institutions, which has caused financing scarcity in almost all productive sectors, resulting in a decrease in economic activity and a worldwide downturn of the main market values. This effect has lowered the growth expectations within the countries in which CEMEX operates, motivated by the cancellation or deferral of several investment projects, particularly affecting the construction industry.

CEMEX tested goodwill for impairment during the fourth quarter 2008. These tests coincided with the economic crisis described in the paragraph above, which represented an impairment indicator. Goodwill amounts are allocated to the multiple cash generating units, which together comprise a geographic operating segment commonly comprising all of the operations in each country as explained in the financial information by geographic segments presented in note 17. CEMEX’s geographic segments also represent its reporting units for purposes of impairment testing. An impairment loss was recognized for an amount that represents the excess of the carrying amount of the reporting unit over the value in use attributable to such reporting unit.

The fair value of each reporting unit is determined through the value in use method (discounted cash flows). Cash flow projection models for valuation of long-lived assets include long-term economic variables. Nevertheless, CEMEX considers that its cash flow projections and the discount rates used for discounted cash flows reasonably capture current negative conditions, considering that: a) the starting point of the future cash flow models is the operating cash flow for 2008, a year which was negatively affected by the economic situation, instead of stabilized or historical operating cash flows; b) the cost of capital reflects the current volatility of the markets, when it is normally used an average risk for the last years; and c) the cost of debt was based on CEMEX’s specific interest rates observed in recent transactions.

CEMEX uses after-tax discount rates, which are applied to after-tax cash flows. Starting in 2008, the discount rates and cash flows from each country include their respective tax rate. Until 2007, the discount rate and the cash flow from each country included an estimated consolidated effective tax rate of approximately 20%. Discount rates and growth rates in perpetuity used in the reporting units that represent most of the consolidated balance of goodwill in 2008 and 2007 are as follows:

	Discount rates		Growth rates
Reporting units	2008	2007	2008	2007
United States	9.2%	9.3%	2.9%	2.5%
Spain	10.8%	9.6%	2.5%	2.5%
Mexico	12.0%	10.3%	2.5%	2.5%
Colombia	11.8%	10.8%	2.5%	2.5%
France	11.2%	9.6%	2.5%	2.5%
United Arab Emirates	13.0%	9.8%	2.5%	2.5%
United Kingdom	9.8%	9.4%	2.5%	2.5%
Australia	11.1%	—	2.5%	—
Range of discount rates in other countries	11.3% – 15.0%	8.9% – 13.1%	2.5%	2.5%

The reporting units acquired from Rinker were not tested for impairment in 2007, considering that the related net assets were recorded at their estimated fair values as of the acquisition date of July 1, 2007 and there were no significant changes in such values as of December 31, 2007.

For the year ended December 31, 2008, CEMEX recognized within “Other expenses, net” goodwill impairment losses for a total amount of Ps18,314 (US$1,333). In compliance with MFRS C-15, CEMEX tested goodwill for impairment during the last quarter of 2008 using discounted cash flows to determine the value in use of the reporting units and compared them against their carrying amounts. The results of the impairment tests indicated that the carrying amount of the United States, Ireland and Thailand reporting units exceeded their respective value in use for approximately Ps16,790 (US$1,222), Ps233 (US$17) and Ps453 (US$33), respectively. The estimated impairment loss in the United States is mainly attributable to the acquisition of Rinker in 2007, and overall is attributable to the negative economic situation expected in the worldwide markets during 2009 and 2010 in the construction industries. Those factors significantly affected the variables included in the projections of estimated cash flows in comparison with valuations made at the end of 2007. In addition, considering that CEMEX’s investment in Venezuela will be recovered through different means other than use, CEMEX recognized an impairment loss for approximately Ps838 (US$61) associated with the goodwill of this investment.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

11. DEBT AND FINANCIAL INSTRUMENTS

A) SHORT-TERM AND LONG-TERM DEBT

Consolidated debt as of December 31, 2008 and 2007, is summarized as follows:

Debt according to interest rate, currencies and type of instrument in which debt was contracted is as follows:

	Carrying amount			Effective rate 1
	2008		2007	2008	2007
Short-term
Floating rate	Ps	92,433	33,946	2.2%	5.8%
Fixed rate		2,837	2,311	9.1%	5.2%

		95,270	36,257

Long-term
Floating rate		60,209	137,992	3.8%	5.2%
Fixed rate		102,615	42,662	3.7%	4.9%

		162,824	180,654

	Ps	258,094	216,911

	2008					2007
Currency	Short-term		Long-term	Total	Effective rate 1	Short-term		Long-term	Total	Effective rate 1
Dollars	Ps	78,653	94,909	173,562	2.7%	Ps	25,383	117,277	142,660	5.4%
Pesos		6,201	23,197	29,398	5.6%		6,278	25,291	31,569	5.1%
Euros		5,838	42,835	48,673	4.1%		4,280	34,690	38,970	5.0%
Japanese yen		2,924	1,676	4,600	1.6%		—	2,974	2,974	1.6%
Pounds sterling		797	195	992	4.7%		271	402	673	5.9%
Other currencies		857	12	869	1.5%		45	20	65	4.0%

	Ps	95,270	162,824	258,094		Ps	36,257	180,654	216,911

1	Represents the weighted average effective interest rate and includes the effects of interest rate swaps and derivative instruments that exchange interest rates and currencies (note 11C).

2008	Short-term		Long-term	2007	Short-term		Long-term
Bank loans				Bank loans
Lines of credit in Mexico	Ps	8,215	—	Lines of credit Mexico	Ps	1,529	—
Lines of credit in foreign countries		28,054	—	Lines of credit in foreign countries		14,751	—
Syndicated loans, 2009 to 2012		—	94,189	Syndicated loans, 2008 to 2012		—	98,016
Other bank loans, 2009 to 2013		—	66,296	Other bank loans, 2008 to 2016		—	41,147

		36,269	160,485			16,280	139,163

Notes payable				Notes payable
Euro medium term notes, 2009 to 2014		—	18,130	Euro medium term notes, 2008 a 2014		—	15,010
Medium-term notes, 2009 to 2017		—	38,134	Medium-term notes, 2008 a 2017		—	37,585
Other notes payable		1,642	3,434	Foreign commercial paper programs		—	2,239

		1,642	59,698	Other notes payable		2,416	4,218

Total bank loans and notes payable		37,911	220,183			2,416	59,052

Current maturities		57,359	(57,359)	Total bank loans and notes payable		18,696	198,215

	Ps	95,270	162,824	Current maturities		17,561	(17,561)

					Ps	36,257	180,654

As of December 31, 2008, CEMEX has short-term debt of approximately Ps95,270 (US$6,934). As mentioned in note 22, on January 27, 2009 CEMEX and its creditors agreed to extend the term of a portion of such short-term debt. Considering an exchange rate of 13.74 pesos per dollar as of December 31, 2008, approximately Ps27,288 (US$1,986) of such short-term debt as of the closing of 2008 will mature in 2010, while approximately Ps14,537 (US$1,058) will mature in 2011.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

On June 2, 2008, CEMEX, through one of its subsidiaries, closed two US$525 facilities with a group of banks. Upon origination, each facility allowed the principal amount to be automatically extended for consecutive six months periods indefinitely after a period of three years, including an option of CEMEX to defer interest at any time (with certain limitations). The facilities were treated as equity instruments, in the same manner as CEMEX’s outstanding perpetual debentures described in note 15D. In December 2008, as a result of negotiations with banks intended to obtain certain modifications in the credit contracts related to other debt transactions, CEMEX exercised the option to convert these two US$525 facilities into credit contracts without the option to differ interest and the payment of principal under such facilities, which eliminated the equity treatment prospectively. As of December 31, 2008, the nominal amount of these operations of US$1,050 (Ps14,427) is included within debt in the balance sheet and mature in 2011.

The most representative exchange rates for the financial debt as of the end of the year are as follows:

	As of February 6, 2009	2008	2007
Mexican pesos per dollar	14.21	13.74	10.92
Japanese yen per dollar	91.94	90.75	111.53
Euros per dollar	0.7723	0.7154	0.6854
Pounds sterling per dollar	0.6755	0.6853	0.5034

Changes in consolidated debt during 2008, 2007 and 2006 are as follows:

	2008		2007	2006
Debt at beginning of year	Ps	216,911	88,331	119,015
Proceeds from new credits		59,568	206,690	37,199
Debt repayments		(63,278)	(84,412)	(63,182)
Increase (decrease) from business combinations		(776)	13,943	551
Foreign currency translation and inflation effects		45,669	(7,641)	(5,252)

Debt at end of year	Ps	258,094	216,911	88,331

The maturities of consolidated long-term debt as of December 31, 2008 are as follows:

	2008
2010	Ps	26,964
2011		90,860
2012		17,526
2013		1,696
2014 and thereafter		25,778

	Ps	162,824

As of December 31, 2007, there were short-term debt obligations amounting to US$1,477 (Ps16,129), classified as long-term debt considering that CEMEX has, according to the terms of the contracts, the ability and the intention to defer to long-term the payments under such obligations. As of December 31, 2008, there is no short-term debt classified as long-term debt.

As of December 31, 2007, CEMEX has the following lines of credit, both committed and subject to the banks’ availability, at annual interest rates ranging between 0.99% and 15.5%, depending on the negotiated currency:

	Lines of credit		Available
Revolving credit facilities (US$700)	Ps	9,618	—
Multi-currency revolving credit facility (US$1,200)		16,488	—
Other lines of credit in foreign subsidiaries		140,155	2,933
Other lines of credit from banks		12,421	—

	Ps	178,682	2,933

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

Covenants

Most debt contracts of CEMEX, S,A,B. de C.V. contain restrictive covenants calculated on a consolidated basis requiring, among others, the compliance with financial ratios, mainly: a) the ratio of net debt to operating EBITDA (“leverage ratio”); and b) the ratio of operating EBITDA to financial expense (“coverage ratio”). As a result of modifying some clauses in the credit contracts agreed between CEMEX and its creditors, the leverage to operating flow ratio of 3.5 times remained without effect as of December 31, 2007, being reactivated on September 30, 2008, date on which CEMEX was in compliance. Afterwards, on December 19, 2008, CEMEX and its creditors agreed new modifications to the credit contracts, including changes to the calculation formula and the increase to the limit of the net debt to operating EBITDA ratio to 4.5 times for December 31, 2008 and March 31, 2009, increasing to 4.75 times in June 30, 2009, decreasing to 4.5 times at the end of September and December 2009, decreasing to 4.25 times for the closing of March and June 2010, decreasing to 4 times on September 30, 2010, decreasing to 3.75 for the closing of December 2010, and March and June 2011 and returning to 3.5 on September 30, 2011 and thereafter. In the same way, CEMEX and its creditors agreed to modify the credit contracts of its subsidiary in Spain to increase the net debt to operating EBITDA ratio, which did not include certain maturities of such subsidiary during the first months of 2009 in which cases CEMEX obtained from its creditors the required waivers. As of December 31, 2008, 2007 and 2006, considering the amendments to the credit contracts and the waivers obtained, CEMEX S.A.B. de C.V and its subsidiaries were in compliance with the restrictive covenants imposed by its debt contracts.

Financial ratios are calculated according to formulas established in the debt contracts using definitions that differ from terms defined under MFRS. These financial ratios require in most cases pro forma adjustments. The main consolidated financial ratios as of December 31, 2008, 2007 and 2006 were as follows:

Consolidated financial ratios		2008	2007	2006
Net debt to operating EBITDA ratio 1, 2	Limit Calculation	=< 4.5 4.0	=< 3.5 3.54	=< 3.5 1.39

Operating EBITDA to financial expenses ratio 3	Limit Calculation	> 2.5 4.9	> 2.5 5.8	> 2.5 8.5

1	Net debt to operating EBITDA ratio is calculated dividing net debt by pro forma operating EBITDA for the last twelve months as of the calculation date. According with debt contracts, net debt is calculated considering total debt plus the negative fair value or minus the positive fair value of cross currency swap derivative financial instruments associated with debt, minus cash and temporary investments.
2	For purposes of the leverage ratio, the pro forma operating EBITDA represents, calculated in pesos, operating income plus depreciation and amortization, plus financial income, plus the portion of operating EBITDA (operating income plus depreciation and amortization) referring to such twelve-month period of any significant acquisition made in the period before its consolidation in CEMEX’s financial statements, minus operating EBITDA (operating income plus depreciation and amortization) referring to such twelve-month period of any significant disposal that had already been liquidated. Beginning with the calculation as of December 31, 2008, the monthly consolidated amounts in pesos are translated into U.S. dollars using the respective monthly closing exchange rates, and are translated again into pesos at the closing exchange rate as of the balance sheet date. Until September 30, 2008, calculations were determined with constant pesos coming from the financial statements.
3	Operating EBITDA to financial expenses is calculated, considering the peso amounts arising from the financial statements, dividing the pro forma operating EBITDA by the financial expense for the last twelve months as of the calculation date. For purposes of the coverage ratio, for all the periods, pro forma operating EBITDA represents operating income plus depreciation and amortization for the last twelve months, plus financial income.

B) FAIR VALUE OF ASSETS, FINANCIAL INSTRUMENTS AND DERIVATIVE FINANCIAL INSTRUMENTS

CEMEX’s carrying amounts of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses, as well as short-term debt, approximate their corresponding estimated fair values due to the short-term maturity and revolving nature of these financial assets and liabilities. Temporary investments (cash equivalents) and long-term investments are recognized at fair value, considering quoted market prices for the same or similar instruments.

The estimated fair value of long-term debt is either based on estimated market prices for such or similar instruments, considering interest rates currently available for CEMEX to negotiate debt with the same maturities, or determined by discounting future cash flows using interest rates currently available to CEMEX. The carrying amounts of long-term debt (including current maturities) and their respective fair values as of December 31, 2008 are as follows:

	Carrying amount		Fair value
Bank loans	Ps	160,485	160,302
Notes payable		59,698	73,670

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future interest rates, exchange rates, prices of natural gas and share prices according to the yield curves shown in the market as of the balance sheet date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of CEMEX’s overall exposure attributable to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not necessarily represent amounts exchanged by the parties, and consequently, there is no direct measure of CEMEX’s exposure to the use of these derivatives. The amounts exchanged are determined based on the basis of the notional amounts and other terms included in the derivative instruments.

During October 2008, companies experienced a period of greater volatility in the global securities and exchange markets, as part of the strengthening of the financial institutions’ crisis which started in 2007. The crisis affected the availability of financing and the companies’ perceived risks, resulting from expectations of entering into an extended economic recession. Particularly in Mexico, during the period from October 1 to 16, 2008, the peso depreciated approximately 19%, representing two thirds of the total depreciation of the peso vis-à-vis the dollar during the full year 2008, which was approximately 26%. Meanwhile, the price of CEMEX’s CPO decreased 58% in that same period. These two factors significantly and negatively affected the valuation of CEMEX’s derivative instruments portfolio, primarily the valuation of foreign exchange forward contracts that hedged CEMEX’s net investment in foreign subsidiaries and cross currency swaps related to debt, as well as forward contracts in CEMEX’s own shares that hedged the exercise of options under the executive stock option programs, among others. In the aforementioned period from October 1 to 16, 2008, changes in the fair value of the derivative instruments portfolio represented losses of approximately US$976 (Ps13,410), which sensibly affected the availability of CEMEX’s lines of credit and triggered the need to make deposits in margin accounts with the counterparties. As of October 31, 2008 such deposits amounted to US$750 (Ps10,305), negatively affecting CEMEX liquidity. In light of a very uncertain economic outlook and the expectation of further worsening of the economic variables, CEMEX decided to neutralize all of its derivative instruments positions that were sensitive to fluctuations of the exchange rate of the peso vis-à-vis foreign currencies and the price of its shares.

In order to close those positions and considering contractual limitations to settle the contracts before their maturity date, between October 14 and 16, 2008, CEMEX entered with the same counterparties into new derivative instruments representing the opposite position to the exposure resulting from fluctuations of the economic variables included in the original derivative instruments. This means that from the date of the negotiation of the new opposite positions, any changes in the fair value of the original instruments, is effectively offset by an equivalent inverse amount generated by the new positions. For purposes of disclosure in the notes to the financial statements, beginning with their negotiation, CEMEX has designated the portfolio of original and opposite derivative positions as “Inactive derivative financial instruments”. Likewise, CEMEX has designated as “Active derivative financial instruments” the derivative instruments portfolio in which CEMEX is still exposed to changes in fair value. For disclosure purpose in these financial statements, both portfolios, active and inactive are presented separately.

As of December 31, 2008, the balance of deposits in margin accounts with financial institutions that guarantee CEMEX obligations through derivative financial instruments amounts to US$570 (Ps7,382), of which US$372 (Ps5,111) is related to active positions and US$198 (Ps2,720) to inactive positions. As detailed in note 2F, pursuant to balance net settlement agreements included in the derivative instruments contracts, the deposits in margin accounts have been offset within CEMEX’s liabilities with the counterparties.

For the year ended December 31, 2008, the caption “Results from financial instruments” includes the losses related with the recognition of changes in fair values of the derivative instruments portfolio during the period, for both active and inactive positions.

C) ACTIVE DERIVATIVE FINANCIAL INSTRUMENTS

The accounting policy to recognize derivative instruments is described in note 2L. As mentioned above, CEMEX presents in this section those derivative instruments for which CEMEX is exposed to changes in fair values. As of December 31, 2008 and 2007, the nominal amounts and the fair values of the portfolio of derivative instruments related to assets are as follows:

	2008			2007
(U.S. dollars million)	Nominal		Fair value	Nominal	Fair value
I. Derivative financial instruments related to debt	US$	16,416	(4)	9,103	233
II. Other derivative financial instruments		877	(36)	613	(2)
III. Derivative financial instruments related to equity instruments		3,520	222	7,910	130

	US$	20,813	182	17,626	361

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

I. ACTIVE DERIVATIVE FINANCIAL INSTRUMENTS RELATED TO DEBT

With the intention of: a) changing the profile of the interest rates originally negotiated in a portion of the debt; b) changing the profile of the interest rates and currencies of debt originally negotiated in pesos and dollars; and/or c) changing the mix of currencies of its debt, CEMEX has negotiated interest rate swaps, cross currency swaps (“CCS”), as well as foreign exchange forward contracts. As of December 31, 2008 and 2007, the notional amounts, fair value and characteristics of these derivative financial instruments are summarized as follows:

	2008			2007
(U.S. dollars million)	Notional amount		Fair value	Notional amount	Fair value
Interest rate swaps	US$	15,319	(18)	4,473	68
Cross currency swaps		528	(57)	2,532	126
Foreign exchange forward contracts		569	71	2,098	39

	US$	16,416	(4)	9,103	233

I.1 Interest rate swap contracts

Changes in fair value of interest rate swaps, recognized in the results for the period, generated losses of US$210 (Ps2,885) in 2008 and US$28 (Ps306) in 2007, and a gain of US$1 (Ps12) in 2006. Information about these instruments as of December 31, 2008 and 2007 is as follows:

	2008
(U.S. dollars million)	Notional amount	Fair value	Effective rate	Maturity	CEMEX receives*	CEMEX pays*
Short-term debt in US$	188	(1)	4.8%	February 2009	LIBOR	Dollar 4.8%
Short-term debt in US$	3,000	(18)	3.0%	June 2009	LIBOR	Dollar 3.0%
Long-term debt in US$ 1	8,500	(78)	2.7%	June 2011	Cap dollar 3.5%	Cap dollar 1.9%
Long-term debt in €	1,258	100	4.5%	March 2014	Euro 4.8%	EURIBOR* plus 78bps
Long-term debt in US$ 2	500	(25)	5.0%	April 2011	LIBOR plus 133bps	Dollar 5.0%
Long-term debt in € 3	1,174	10	4.3%	December 2011	EURIBOR	Euro 4.3%
Long-term debt in US$ 4	70	(13)	2.8%	March 2011	Pesos 8.7%	LIBOR plus 19bps
Long-term debt in US$ 4	48	(1)	1.6%	May 2009	TIIE minus 30bps	LIBOR
Long-term debt in US$ 4	136	(15)	3.0%	April 2012	Pesos 11.5%	Dollar 3.0%
Long-term debt in US$ 4	295	(51)	1.4%	September 2012	CETES plus 49bps	LIBOR plus 27bps
Long-term debt in US$ 4	150	(11)	2.8%	June 2020	LIBOR	¥ LIBOR
	15,319	(103)

Deposits in margin accounts	—	85

	15,319	(18)

	2007
(U.S. dollars million)	Notional amount	Fair value	Effective rate	Maturity	CEMEX receives	CEMEX pays
Long-term debt in US$	188	—	5.0%	February 2008	LIBOR	Dollar 4.7%
Long-term debt in US$	59	2	5.5%	January 2008	LIBOR plus 475bps	LIBOR plus 50bps
Long-term debt in US$	1,688	3	5.1%	August 2010	LIBOR	Dollar 5.0%
Long-term debt in € 3	1,313	42	4.9%	March 2014	Euro 4.8%	EURIBOR* plus 78bps
Long-term debt in €	1,225	21	4.7%	June 2011	EURIBOR*	Euro 4.3%

	4,473	68

*	LIBOR represents the London Inter-Bank Offered Rate, an international reference for debt denominated in U.S. dollars. EURIBOR is the equivalent rate for debt denominated in Euros. At December 31, 2008 and 2007, LIBOR was 1.43% and 4.70%, respectively, while the EURIBOR was 2.89% in 2008 and 4.71% in 2007. The contraction “bps” means basis points. One basis point is .01 percent.
1	The effective rate is the average of the cap rate of 3.5% and the floor rate of 1.9%.
2	From these contracts, a notional amount of US$400 are accounted as cash flow hedges, recognizing the effects in the stockholders’ equity, representing a loss of US$25 in 2008. These instruments have the same critical terms as of those of the primary position.
3	The rate that CEMEX pays in this instrument is limited to 4.9%.
4	In connection with the closing of positions with exposure to fluctuations of the exchange rate of the peso to the dollar described above in connection with these CCS, CEMEX negotiated currency forward contracts with opposite exposure to the original positions, eliminating the exchange of notional amounts and continuing the exchange of interest rates, which is denominated as basis swaps.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

I.2 Cross currency swaps

As of December 31, 2008 and 2007, in connection with the fair value of the CCS, CEMEX recognized a net liability of US$57 (Ps783) and a net asset of US$126 (Ps1,376), respectively. In 2008, 2007 and 2006, changes in the fair value of CCS, recognized in the results of the period, generated losses of US$216 (Ps2,968), US$28 (Ps306) and US$58 (Ps679), respectively. Information about these derivative instruments at December 31, 2008 and 2007 is as follows:

	2008
(U.S. dollars million)	Notional amount	Fair value	Effective rate	Maturity	CEMEX receives*	CEMEX pays *
Short-term
Exchange Ps1,000 to US$	96	(24)	0.7%	June 2009	TIIE minus 30bps	LIBOR
Exchange UDIs 425 to US$	148	(16)	3.0%	January 2009	UDIs 6.5%	LIBOR minus 20bps
Exchange Ps647 to US$	50	(3)	3.8%	April 2009	Pesos 9.3%	LIBOR

	294	(43)

Long-term
Exchange Ps2,500 to US$	234	(47)	2.1%	March 2011	CETES plus 59bps	LIBOR minus 11bps

	234	(47)

	528	(90)
Deposits in margin accounts	—	33

	528	(57)

	2007
(U.S. dollars million)	Notional amount	Fair value	Effective rate	Maturity	CEMEX receives*	CEMEX pays *
Short-term
Exchange UDIs 341 to US$	110	13	8.1%	January 2008	UDIs 8.9%	LIBOR plus 278bps
Exchange UDIs 432 to US$	136	25	4.8%	December 2008	UDIs 5.9%	Dollar 4.8%
Exchange Ps2,000 to US$	184	(1)	5.1%	June 2008	TIIE minus 32bps	LIBOR
Exchange Ps800 to US$	74	—	6.6%	October 2008	CETES plus 145bps	LIBOR plus 136bps

	504	37

Long-term
Exchange UDIs 425 to US$	148	13	5.4%	January 2009	UDIs 6.5%	LIBOR minus 20bps
Exchange Ps750 to US$	70	1	5.3%	March 2011	Pesos 8.7%	LIBOR minus 19bps
Exchange Ps1,500 to US$	136	29	3.0%	April 2012	Pesos 11.5%	Dollar 3.0%
Exchange Ps2,140 to US$	193	9	3.3%	April 2009	CETES plus 99bps	Dollar 3.3%
Exchange Ps7,150 to US$	664	15	4.8%	September 2011	CETES plus 52bps	LIBOR minus 20bps
Exchange Ps8,950 to US$	817	22	5.1%	September 2012	TIIE plus 10bps	LIBOR minus 3bps

	2,028	89

	2,532	126

*	TIIE represents the Interbank Offering Rate in Mexico. UDIs are investment units indexed to inflation in Mexico, which closing quotation at the end of 2008 was 4.18 pesos per UDI and in 2007 was 3.93 pesos per UDI. CETES are public debt instruments issued by the Mexican government. TIIE was 8.69% in 2008 and 7.93% in 2007, and the CETES yield was 7.96% in 2008 and 7.46% in 2007.

I.3 Foreign exchange forward contracts related to debt

As of December 31, 2008 and 2007, a summary of derivative instruments related to debt is the following:

	2008			2007
(U.S. dollars million)	Notional amount		Fair value	Notional amount	Fair value
Exchange from pesos to dollars	US$	240	(12)	315	(2)
Exchange from dollars to euros		—	—	1,447	11
Exchange from pound sterling to dollars		75	1	82	(1)
Exchange from dollars to Japanese yen		254	82	254	31

	US$	569	71	2,098	39

Changes in the fair value of these contracts were recognized in the results of the corresponding period, since they were not designated as hedges.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

Between April and August 2007, in connection with the acquisition of Rinker, CEMEX negotiated foreign exchange forward contracts in order to hedge the variability in a portion of the cash flows associated with exchange fluctuations between the Australian dollar and the U.S. dollar, the currency in which CEMEX obtained financing. The notional amount of these contracts reached approximately US$5,663 in June 2007. Resulting from changes in the fair value of these contracts, upon settlement, CEMEX realized a gain of approximately US$137 (Ps1,496), which was recognized in the results of the period in 2007.

II. OTHER ACTIVE DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2008 and 2007, outstanding derivative instruments, other than those related to debt and to equity are as follows:

	2008			2007
(U.S. dollars million)	Notional amount		Fair value	Notional amount	Fair value
Equity forwards in third parties’ shares 1	US$	258	(12)	—	—
Forward contracts related to indexes 2		40	(5)	—	—
Other foreign exchange instruments 3		371	(73)	273	(18)
Derivative related to energy projects 4		208	54	219	14
Equity forwards in CEMEX’s own shares 5		—	—	121	2

	US$	877	(36)	613	(2)

1	In connection with the sale of shares of AXTEL (note 8A) and in order to benefit from the future increase in the prices of such entity, on March 31, 2008, CEMEX entered into a forward contract convertible to cash over the price of 119 million CPOs of AXTEL with maturity in April, 2011. Fair value includes a deposit in margin accounts for US$184 (Ps2,528) which is presented net within liabilities, as a result of net settlement agreements with the counterparty. Changes in the fair value of this instrument generated a loss in the income statement of approximately US$196 (Ps2,693).
2	During 2008, CEMEX negotiated forward derivative instruments over the TRI (Total Return Index) of the Mexican Stock Exchange, maturing in October 2009, through which CEMEX maintains exposure to increases or decreases of such index. TRI expresses the market return on stock based on market capitalization of the issuers composing the index.
3	As of December 31, 2008 and 2007, CEMEX had foreign exchange forward contracts, not designated as hedges, which valuation effects are recognized in the income statement for the period.
4	In connection with agreements entered into by CEMEX for the acquisition of electric energy in Mexico (note 19C), as of December 31, 2008 and 2007, CEMEX had an interest rate swap (exchanging fixed for floating interest rate), maturing in September 2022. During the life of the swap and based on its notional amount, CEMEX pays a LIBOR rate and receives a 5.40% fixed rate. The change in the fair value of this instrument generated a gain in the income statement of approximately US$40 (Ps550).
5	As of December 31, 2007, CEMEX had a forward contract over the price of approximately 47 million CPOs to hedge the exercise of options in the executive stock option program (note 16). During 2008, the hedge was increased to approximately 81 million CPOs with a nominal amount of US$206. During October 2008, a significant decrease in the price of the CPO originated the anticipated settlement of these contracts, which generated a loss of approximately US$153 (Ps2,102), recognized in the results for the period.

III. ACTIVE DERIVATIVE FINANCIAL INSTRUMENTS RELATED TO EQUITY INSTRUMENTS

As of December 31, 2008 and 2007, information about these instruments is as follows:

	2008			2007
(U.S. dollars million)	Notional amount		Fair value	Notional amount	Fair value
Options in CEMEX’s own shares	US$	500	(44)	—	—
Derivatives related to perpetual debentures		3,020	266	3,065	202
Foreign exchange forward contracts		—	—	4,845	(72)

	US$	3,520	222	7,910	130

Options in CEMEX’s own shares

In June 2008, CEMEX entered into a structured transaction of US$500 (Ps6,870) paying an interest coupon of LIBOR plus 132.5 bps, which includes options based on the price of CEMEX’s ADR, whereby if the ADR price exceeds 32 dollars the net interest rate in this debt issuance would be zero. This rate increases as the price of the ADR decreases, to a maximum of 12% when the price per ADR is below 23 dollars. CEMEX values the options based on the price of its ADR at fair value, recognizing gains and losses in the income statement. The fair value includes a deposit in margin accounts of US$69 (Ps948), which was offset within CEMEX’s liabilities as a result of a net settlement agreement with the counterparty.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

Foreign exchange forward contracts

As of December 31, 2007 in order to hedge financial risks associated with variations in foreign exchange rates of certain net investments in foreign countries denominated in euros and dollars to the peso, and consequently reducing volatility in the value of stockholders’ equity in CEMEX’s reporting currency, CEMEX negotiated foreign exchange forward contracts with different maturities until 2010. Changes in the estimated fair value of these instruments are recorded in stockholders’ equity as part of the foreign currency translation effect. In October 2008, in connection with the closing process of positions exposed to fluctuations in exchange rates to the peso previously described, CEMEX entered into foreign exchange forward contracts with opposite exposure to the original contracts. As a result of these new positions, changes in the fair value of the original instruments will be offset by an equivalent inverse amount generated by these new derivative positions. The designation of the original positions as hedges of CEMEX’s net exposure on investments in foreign subsidiaries in stockholders’ equity ended with the negotiation of the new opposite derivative positions in October 2008. Therefore, changes in fair value of original positions and new opposite derivative positions are recognized prospectively in the income statement within inactive derivative financial instruments (note 11D). Valuation effects were recognized within comprehensive income until the hedge designation was revoked, adjusting the cumulative effect for translation of foreign subsidiaries.

Interest rate and foreign exchange derivative instruments related to perpetual debentures

In connection with the issuance of perpetual debentures (note 15D) as of December 31, 2008 and 2007, there are CCS associated with such instruments for approximately US$3,020 (Ps41,495) and US$3,065 (Ps33,470), respectively, through which CEMEX changes the risk profile associated with interest rates and foreign exchange rates from the U.S. dollar and the euro to the yen.

	2008
(Millions of dollars)	Notional amount	Fair value	Effective rate	Maturity	CEMEX receives	CEMEX pays
C-10 € 730 to ¥119,085 1	1,020	101	4.1%	June 2017	Euro 6.3%	¥	LIBOR * 3.1037
C-8 US$750 to ¥90,193 2	750	38	4.1%	December 2014	Dollar 6.6%	¥	LIBOR * 3.5524
C-5 US$350 to ¥40,905 3	350	16	4.1%	December 2011	Dollar 6.2%	¥	LIBOR * 4.3531
C-10 US$900 to ¥105,115 4	900	111	4.1%	December 2016	Dollar 6.7%	¥	LIBOR * 3.3878

	3,020	266

	2007
(Millions of dollars)	Notional amount	Fair value	Effective rate	Maturity	CEMEX receives	CEMEX pays
C-10 € 730 to ¥119,085 1	1,065	81	3.6%	June 2017	Euro 6.3%	¥	LIBOR * 3.1037
C-8 US$750 to ¥90,193 2	750	52	4.0%	December 2014	Dollar 6.6%	¥	LIBOR * 3.5524
C-5 US$350 to ¥40,905 3	350	13	5.1%	December 2011	Dollar 6.2%	¥	LIBOR * 4.3531
C-10 US$900 to ¥105,115 4	900	56	4.0%	December 2016	Dollar 6.7%	¥	LIBOR * 3.3878

	3,065	202

*	The symbol “¥” represents the Japanese yen. ¥ LIBOR represents the London Inter-Bank Offered Rate, which is the interest rate for transactions denominated in Japanese yen in international markets.

Each CCS includes an extinguishable swap, which provides that if the relevant perpetual debentures are extinguished for stated conditions but before the maturity of the CCS, such CCS would be automatically extinguished, with no amounts payable by the swaps counterparties. In addition, in order to eliminate variability during the first two years in the yen denominated payments due under the CCS until 2010, CEMEX entered into foreign exchange forwards for notional amounts of US$196 as of December 31, 2008 and US$273 as of December 31, 2007, under which CEMEX pays U.S. dollars and receives payments in yen. Changes in fair value of all the derivative instruments associated with the perpetual debentures are recognized in the income statement.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

D) INACTIVE DERIVATIVE FINANCIAL INSTRUMENTS

As explained in note 11B, in order to eliminate the exposure in positions of derivative instruments sensitive to fluctuations in the foreign exchange rate of the peso against foreign currencies and to the price of its own shares and considering contractual limitations to extinguish contracts before their maturity date, between October 14 and 16, 2008, CEMEX negotiated new derivative instruments with the same counterparties. These instruments represent the opposite position of the exposure to fluctuations in the economic variables included in the original derivative instruments, effectively eliminating the volatility of these instruments in the income statement. As of December 31, 2008, derivative instruments involved in this restructuring are disclosed as inactive positions and their valuation effects are presented within “Other financial obligations” in the balance sheet.

As of December 31, 2008, related to net settlement agreements included in CEMEX’s derivative instruments contracts, the balance of deposits in margin accounts of US$198 (Ps2,720) of inactive positions was offset within CEMEX’s liabilities with its counterparties. As of December 31, 2008, inactive derivative instruments are presented as follows:

	2008
(U.S. dollars million)	Notional amount*		Fair value
Short-term CCS original derivative position 1	US$	460	(48)
Short-term CCS opposite derivative position		460	18
Long-term CCS original derivative position 2		1,299	(257)
Long-term CCS opposite derivative position		1,299	58

			(229)
Deposit in margin accounts			126

			(103)

Short-term foreign exchange forward contracts original position 3		2,616	(599)
Short-term foreign exchange forward contracts opposite position		2,616	270
Long-term foreign exchange forward contracts original position 4		110	(30)
Long-term foreign exchange forward contracts opposite position		110	15

			(344)
Deposit in margin accounts			72

			(272)

CCS related to original debt position 5		900	2
Forward contracts related to opposite debt position		900	(12)

			(10)

	US$		(385)

*	Notional amounts of the original derivative positions and the opposite derivative positions are not aggregated, considering that the effects of one instrument is proportionally inverse to the effect of the other instrument, and therefore, eliminated.
1	The original derivative position refers to short-term CCS that exchange Ps4,938 for US$460, receiving an average rate of 9.0% in Mexican pesos and paying a rate of 2.3% in dollars, which last maturity is in May 2009. In the opposite derivative position, with the same maturities, the CCS exchange US$460 for Ps4,938, receiving a rate of 2.3% in dollars and paying an average rate of 9.0% in Mexican pesos.
2	The original derivative position refers to long-term CCS that exchange Ps628 UDIs and Ps11,450 for US$1,299, receiving an average rate of 4.0% in UDIs and 8.9% in pesos, and paying a rate of 1.8% in dollars, which last maturity is in November 2017. In the opposite derivative position, with the same maturities, the CCS exchange US$1,299 for Ps628 UDIs and Ps11,450, receiving a rate of 1.8% in dollars and paying an average rate of 4.0% in UDIs and 8.9% in pesos.
3	The original derivative position refers to short-term foreign exchange forward contracts related to hedges of stockholders’ equity for changes in the exchange rates of some foreign investments and includes a notional amount of US$1,759 of peso/euro contracts and US$857 of peso/dollar contracts, which last maturity is in September 2009. In the opposite derivative position, with the same maturities, a notional amount of US$1,759 is included in the euro/peso contracts and US$857 in the dollar/peso contracts.
4	The original derivative position refers to long-term foreign exchange forward contracts related to hedges of stockholders’ equity, as above. They refer to forward peso/euro contracts, which last maturity is in January 2010. In the opposite derivative position, euro/peso forward contracts were negotiated for a notional amount of US$110.
5	The original derivative position refers to CCS with maturity in June 2011 which exchange dollar for Japanese yen, receiving a rate in dollars of 2.8113% and paying a rate in Japanese yen of 1.005%. In the opposite derivative position, for the same notional amount and until maturity, interest rate flows are exchanged for a Japanese yen rate of 1.005% and paying a rate in dollars of 2.8113%.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

12. OTHER CURRENT AND NON-CURRENT LIABILITIES

As of December 31, 2008 and 2007, other current accounts payable and accrued expenses are as follows:

	2008		2007
Provisions	Ps	13,017	10,504
Other accounts payable and accrued expenses		6,497	4,715
Tax payable		7,306	4,631
Advances from customers		2,195	1,466
Interest payable		1,268	1,665
Current liabilities for valuation of derivative instruments		1,135	425
Dividends payable		44	65

	Ps	31,462	23,471

The caption “Other accounts payable and accrued expenses” includes approximately Ps772 of the reclassification of current liabilities of Austria and Hungary. Current provisions primarily consist of employee benefits accrued at the balance sheet date, insurance payments, and accruals related to legal and environmental assessments expected to be settled in the short-term (note 20). These amounts are revolving in nature and are expected to be settled and replaced by similar amounts within the next 12 months. The increase in current provision includes the amounts pending to be settled associated with the cost-reduction program started in September 2008. The program aimed to reduce costs in CEMEX’s worldwide network and includes closing of installed capacity and workforce reductions.

Other non-current liabilities include the best estimate of cash flows with respect to diverse issues where CEMEX is determined to be responsible and which are expected to be settled over a period greater than 12 months. The detail of this caption as of December 31, 2008 and 2007 is as follows:

	2008		2007
Asset retirement obligations 1	Ps	1,830	2,000
Remediation and environmental liabilities 2		4,785	4,087
Accruals for legal assessments and other responsibilities 3		4,102	1,085
Non-current liabilities for valuation of derivative instruments		8,777	3,432
Other non-current liabilities and provisions		4,250	5,558

	Ps	23,744	16,162

1	Provisions for asset retirement include future estimated costs for demolition, cleaning and reforestation of production sites at the end of their operation, which are initially recognized against the related assets and are depreciated over their estimated useful life.
2	Provisions for remediation and environmental liabilities include future estimated costs arising from legal or constructive obligations, related to cleaning, reforestation and other remedial actions, in order to remediate damage caused to the environment. The expected average period to settle these obligations is greater than 15 years.
3	Provisions for legal claims and other responsibilities include items related to tax contingencies.

“Other non-current liabilities and provisions” presented in the table above include approximately Ps1,772 of the reclassification of non-current liabilities of Austria and Hungary. As of December 31, 2008 and 2007, the most significant legal proceedings that gave rise to a portion of the carrying amount of CEMEX’s other non-current liabilities and provisions are detailed in note 20.

Changes in consolidated other non-current liabilities for the years ended December 31, 2008 and 2007 are the following:

	2008		2007
Balance at beginning of period	Ps	16,162	14,725
Current period additions due to new obligations or increase in estimates		9,479	1,797
Current period releases due to payments or decrease in estimates		(2,276)	(1,906)
Additions due to business combinations		64	2,098
Reclassification from current to non-current liabilities, net		(438)	(5)
Foreign currency translation and inflation effects		753	(547)

Balance at end of period	Ps	23,744	16,162

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

13. EMPLOYEE BENEFITS

Defined contribution plans

As mentioned in note 2N, the costs of defined contribution pension plans are recognized in the period in which the funds are transferred to the employees’ investment accounts, without generating future obligations. Costs of defined contribution pension plans for the years ended December 31, 2008, 2007 and 2006 were approximately Ps708, Ps424 and Ps344, respectively.

Defined benefit plans

Costs of defined benefit pension plans and other postretirement benefits, such as health care benefits, life insurance and seniority premiums, as well as termination benefits not associated with a restructuring event, are recognized in the income statement as employees’ services are rendered, based on actuarial calculations of the benefits’ present value. The reconciliation of the actuarial benefits obligations, pension plan assets, and liabilities recognized in the balance sheet as of December 31, 2008 and 2007 are presented as follows:

	Pensions			Other benefits		Total
	2008		2007	2008	2007	2008	2007
Change in benefits obligation:
Projected benefit obligation at beginning of year	Ps	29,803	33,228	1,868	1,972	31,671	35,200
Service cost		404	848	124	117	528	965
Interest cost		1,714	1,591	117	87	1,831	1,678
Actuarial results		(1,423)	(3,280)	(99)	(83)	(1,522)	(3,363)
Employee contributions		81	73	—	—	81	73
Additions through business combinations		14	750	—	15	14	765
Foreign currency translation and inflation effects		493	(1,381)	33	(96)	526	(1,477)
Settlements and curtailments		(592)	(282)	(13)	2	(605)	(280)
Benefits paid		(1,651)	(1,744)	(196)	(146)	(1,847)	(1,890)

Projected benefit obligation at end of year		28,843	29,803	1,834	1,868	30,677	31,671

Change in plan assets:
Fair value of plan assets at beginning of year		24,836	26,459	26	27	24,862	26,486
Return on plan assets		(3,880)	(51)	(4)	1	(3,884)	(50)
Foreign currency translation and inflation effects		104	(1,330)	—	—	104	(1,330)
Additions through business combinations		171	660	—	—	171	660
Employer contributions		833	928	193	145	1,026	1,073
Employee contributions		81	73	—	—	81	73
Settlements and curtailments		(622)	(68)	—	—	(622)	(68)
Benefits paid		(1,651)	(1,835)	(196)	(147)	(1,847)	(1,982)

Fair value of plan assets at end of year		19,872	24,836	19	26	19,891	24,862

Amounts recognized in the balance sheets:
Funded status		8,971	4,967	1,815	1,842	10,786	6,809
Transition liability		(80)	(100)	(262)	(281)	(342)	(381)
Prior service cost and actuarial results		(3,992)	242	336	75	(3,656)	317

Accrued benefit liability		4,899	5,109	1,889	1,636	6,788	6,745
Additional minimum liability (note 10)		—	663	—	242	—	905

Net projected liability recognized	Ps	4,899	5,772	1,889	1,878	6,788	7,650

Starting in 2008, as a result of the adoption of new MFRS D-3, the requirement to recognize a minimum liability in those individual cases in which the actual benefit obligation less the plan assets (net actual liability) was lower than the net projected liability was eliminated. As of December 31, 2007, CEMEX recognized minimum liabilities against intangible assets for Ps905.

As of December 31, 2008 and 2007, the projected benefit obligation is derived from the following types of plans and benefits:

	2008		2007
Plans and benefits totally unfunded	Ps	2,431	2,349
Plans and benefits partially or totally funded		28,246	29,322

Projected benefit obligation (“PBO”) at end of the period	Ps	30,677	31,671

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

For the years ended December 31, 2008, 2007 and 2006, the net periodic cost of pension plans, other postretirement benefits and termination benefits are as follows:

	Pensions				Other benefits 1			Total
Net periodic cost:	2008		2007	2006	2008	2007	2006	2008	2007	2006
Service cost	Ps	404	848	797	124	117	101	528	965	898
Interest cost		1,714	1,591	1,463	117	87	87	1,831	1,678	1,550
Actuarial return on plan assets		(1,624)	(1,569)	(1,572)	(2)	(1)	(2)	(1,626)	(1,570)	(1,574)
Amortization of prior service cost, transition liability and actuarial results		123	40	(16)	121	51	57	244	91	41
Loss (gain) for settlements and curtailments		33	(169)	—	(15)	—	—	18	(169)	—

	Ps	650	741	672	345	254	243	995	995	915

1	Includes the net periodic cost of termination benefits.

Based on new MFRS D-3, prior services and actuarial results related to pension plans and other post-retirement benefits are amortized during the estimated remaining years of service of the employees subject to these benefits. As of December 31, 2008, the approximate average years of service for pension plans is 11.8 years and 15.9 years for other postretirement benefits. As mentioned in note 2N, upon adoption in 2008, MFRS D-3 required amortizing the transition liability, prior services and actuarial results accumulated as of December 31, 2007, recognized under the previous MFRS D-3 related to pensions, other postretirement benefits and termination benefits, in a maximum period of five years. MFRS D-3 establishes that termination benefits generated after its adoption are recognized in the results of the period in which they are generated. The net cost of the period in 2008 includes the transition amortization established by the new MFRS D-3.

As of December 31, 2008 and 2007, plan assets are valued at their estimated fair value and consist of:

	2008		2007
Fixed-income securities	Ps	9,487	8,980
Marketable securities quoted in formal markets		3,951	12,941
Private funds and other investments		6,453	2,941

	Ps	19,891	24,862

As of December 31, 2008, estimated future benefit payments for pensions and other postretirement benefits during the next ten years are as follows:

	2008
2009	Ps	2,257
2010		2,184
2011		2,068
2012		2,134
2013		2,145
2014 – 2018		11,332

The most significant assumptions used in the determination of the net periodic cost are as follows:

	2008				2007
	Mexico	United States	United Kingdom	Other countries 1	Mexico	United States	United Kingdom	Other countries 1
Discount rates	8.1%	6.2%	5.7%	4.2% - 9.8%	4.5%	6.2%	5.7%	4.2% - 9.8%
Rate of return on plan assets	9.7%	8.0%	6.3%	4.0% - 9.7%	6.0%	8.0%	6.1%	4.0% - 8.2%
Rate of salary increases	5.1%	3.5%	3.1%	2.2% - 5.1%	1.5%	3.5%	3.1%	2.2% - 4.8%

1	Range of rates.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

As of December 31, 2008 and 2007, the aggregate PBO for pension plans and other benefits and the plan assets by country are as follows:

	2008				2007
	PBO		Assets	Deficit (Excess)	PBO		Assets	Deficit (Excess)
Mexico	Ps	3,148	894	2,254	Ps	3,207	1,868	1,339
United States		4,966	4,051	915		4,153	4,772	(619)
United Kingdom		16,389	12,976	3,413		18,727	16,305	2,422
Other countries		6,174	1,970	4,204		5,584	1,917	3,667

	Ps	30,677	19,891	10,786	Ps	31,671	24,862	6,809

Other information related to employees’ benefits at retirement

During 2008, CEMEX reduced its workforce subject to defined pension benefits in several countries including the United States and United Kingdom. In addition, the pension plan in Puerto Rico was frozen. These actions generated events of settlement and curtailment of obligations in the respective pension plans according to MFRS D-3. Therefore, changes in the plan liabilities and proportional parts of prior services and actuarial results pending to be amortized were recognized in the income statement for the period, which represented a loss of approximately Ps33.

The defined benefit plan in the United Kingdom has been closed to new participants since January 2004. Regulation in the United Kingdom requires entities to maintain plan assets in a level similar to that of the obligations; consequently, it is expected that CEMEX will make significant contributions to the United Kingdom’s pension plans in the following years. As of December 31, 2008, the deficit in the funded status amounted to approximately Ps3,413. After reducing the deficits related to other postretirement benefits, which are financed through normal operations, the deficit was approximately Ps3,093.

During 2007, the subsidiary of CEMEX in the United States changed its defined benefit plans, by means of which employees’ benefits under such plans were frozen as of December 31, 2007, generating a settlement gain of approximately Ps169. In connection with the decision to freeze benefits under the U.S. defined benefit pension plans, the employees’ benefits were increased through defined contribution plans. CEMEX considers that the changes in pension benefits will be a more attractive incentive to hire and retain personnel.

Information related to benefits upon termination

There are benefits paid to personnel pursuant to legal requirements upon termination of the working relationship, based on the years of service and the last salary received. The PBO of these benefits as of December 31, 2008 and 2007 was approximately Ps589 and Ps574, respectively.

Information related to other postretirement benefits

In some countries, CEMEX has established health care benefits for retired personnel, limited to a certain number of years after retirement. As of December 31, 2008 and 2007, the PBO related to these benefits is approximately Ps1,116 and Ps1,104, respectively. The medical inflation rate used in 2008 to determine the PBO of these benefits was 7.0% in Mexico, 5.0% in Puerto Rico, 5.0% in the United States and 7.0% in the United Kingdom. Under MFRS D-3, workforce reductions previously mentioned generated events of settlement and curtailment of obligations in several postretirement benefits; therefore, changes in plan liabilities and proportional parts of prior services and actuarial results pending to be amortized were recognized in the income statement for the period, which represented a gain of approximately Ps15.

Other employee benefits

In addition, in some countries, CEMEX has self-insured health care benefits plans for its active employees, which are managed on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. As of December 31, 2008 and 2007, in certain plans, CEMEX has established stop-loss limits for continued medical assistance derived from a specific cause (e.g., an automobile accident, illness, etc.) ranging from US$23 thousand dollars to US$140 thousand dollars; while in other plans, CEMEX has established stop-loss limits per employee regardless of the number of events ranging from US$350 thousand to US$2 million. In theory, there is a risk that all employees qualifying for health care benefits may require medical services simultaneously; in that case, the contingency for CEMEX would be significantly larger. However, this scenario while possible is remote. The amount expensed for the years ended December 31, 2008, 2007 and 2006 through self-insured health care benefits was approximately US$100 (Ps1,126), US$99 (Ps1,081) and US$57 (Ps637), respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

14. INCOME TAXES

A) INCOME TAXES

As mentioned in note 2O, CEMEX determines current and deferred income taxes. The amounts for income taxes included in the income statement for the years ended December 31, 2008, 2007 and 2006 are summarized as follows:

	2008		2007	2006
Current income taxes
From Mexican operations	Ps	(2,793)	(1,649)	57
From foreign operations		(4,969)	(3,574)	(4,497)

		(7,762)	(5,223)	(4,440)

Deferred income taxes
From Mexican operations		5,990	(357)	2,331
From foreign operations		25,334	784	(3,589)

		31,324	427	(1,258)

	Ps	23,562	(4,796)	(5,698)

As of December 31, 2008, consolidated tax loss and tax credits carryforwards maturities are as follows:

	Amount of carryforwards
2009	Ps	2,614
2010		1,852
2011		992
2012		38,368
2013 and thereafter		149,967

	Ps	193,793

B) DEFERRED INCOME TAXES

The valuation method for deferred income taxes is detailed in note 2O. Deferred income taxes for the period represent the difference, in nominal amount terms, between the balances of deferred income at the beginning and the end of the period. Deferred income tax assets and liabilities relating to different tax jurisdictions are not offset. As of December 31, 2008 and 2007, the income tax effects of the main temporary differences that generate the consolidated deferred income tax assets and liabilities are presented below:

	2008		2007
Deferred tax assets:
Tax loss carryforwards and other tax credits	Ps	55,488	31,730
Accounts payable and accrued expenses		13,616	4,943
Deferred charges, net		6,374	1,382
Others		719	689

Total deferred tax assets		76,197	38,744
Less – Valuation allowance		(27,194)	(21,093)

Net deferred tax assets		49,003	17,651
Deferred tax liabilities:
Property, machinery and equipment		(53,215)	(62,202)
Investments and other assets		(8,285)	(710)
Deferred credits		(2,261)	(3,403)
Others		(2,381)	(867)

Total deferred tax liabilities		(66,142)	(67,182)

Net deferred tax liability	Ps	(17,139)	(49,531)

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

Changes to the consolidated valuation allowance of deferred tax assets in 2008 and 2007 are as follows:

	2008		2007
Balance at the beginning of the period	Ps	(21,093)	(14,690)
Increases to the allowance		(5,652)	(10,289)
Cancellations		1,571	3,421
Translation effects		(2,020)	(681)
Restatement effect		—	1,146

Balance at the end of the period	Ps	(27,194)	(21,093)

The change in consolidated deferred income taxes for the period in 2008, 2007 and 2006, is as follows:

	2008		2007	2006
Deferred income tax charged to the income statement	Ps	31,324	427	(1,258)
Deferred income tax of the period in stockholders’ equity 1		(362)	(427)	(641)

Change in deferred income tax for the period	Ps	30,962	—	(1,899)

1	The change in stockholder’s equity for the period includes a debit Ps920 related to the initial effect of deferred charges related to investment in associates, recognized within “Retained earnings,” and a credit of Ps558 related to the deferred tax effect of items directly recognized in stockholders’ equity.

The change for the period excludes Ps1,430 related to the reclassification of the deferred tax liability of CEMEX’s operations in Venezuela, which were reclassified to the caption of “Non-current accounts receivable and other assets” (note 8B).

CEMEX considers that sufficient taxable income will be generated to realize the tax benefits associated with the deferred income tax assets and the tax loss carryforwards, prior to their expiration. Nevertheless, a valuation allowance on tax loss carryforwards that has been determined for the amount that is estimated may not be recoverable in the future. In the event that present conditions change, and it is determined that future operations would not generate sufficient taxable income, the valuation allowance on deferred tax assets would be increased against the income statement.

CEMEX, S.A.B de C.V has not provided any deferred tax liability for the undistributed earnings generated by its subsidiaries, recognized under the equity method, considering that such undistributed earnings are expected to be reinvested, not generating income tax in the foreseeable future (note 15C). Likewise, CEMEX does not recognize a deferred income tax liability related to its investments in subsidiaries and interests in joint ventures, considering that CEMEX controls the reversal of the temporary differences arising from these investments.

C) EFFECTIVE TAX RATE

Differences between the financial reporting and the corresponding tax basis of assets and liabilities and the different IT rates and laws applicable to CEMEX, among other factors, give rise to permanent differences between the approximate statutory tax rate and the effective tax rate presented in the consolidated income statements, which in 2008, 2007 and 2006 are as follows:

	2008	2007	2006
	%	%	%
Approximate consolidated statutory tax rate	(28.0)	28.0	29.0
Non-taxable dividend income	(16.7)	(3.9)	(18.2)
Other non-taxable income 1	(35.0)	(12.9)	(3.8)
Expenses and other non-deductible items	27.5	9.3	13.4
Non-taxable sale of marketable securities and fixed assets	(7.7)	(2.7)	(3.5)
Difference between book and tax inflation	8.6	(0.1)	(1.4)
Impairment losses	(24.1)	—	—
Foreign exchange fluctuations 2	(40.5)	(2.5)	(4.1)
Others	5.0	(0.1)	4.9

Effective consolidated tax rate	(110.9)	15.1	16.3

1	Includes the effects of the different income tax rates in the countries where CEMEX operates.
2	Includes the effects of foreign exchange fluctuations recognized as a translation effect (note 15B).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

15. STOCKHOLDERS’ EQUITY

The carrying amounts of consolidated stockholders’ equity as of December 31, 2008 and 2007, exclude investment in shares of CEMEX, S.A.B. de C.V. held by subsidiaries, which implied a reduction to majority interest stockholders’ equity of Ps6,354 (589,238,041 CPOs) in 2008, Ps6,366 (569,671,633 CPOs) in 2007 and Ps6,410 (559,984,409 CPOs) in 2006. This reduction is included within “Other equity reserves.”

A) COMMON STOCK

As of December 31, 2008 and 2007, the common stock of CEMEX, S.A.B. de C.V. was as follows:

	2008		2007
Shares 1	Series A 2	Series B 3	Series A 2	Series B 3
Subscribed and paid shares	16,726,263,082	8,363,131,541	16,157,281,752	8,078,640,876
Treasury shares 4	432,036,438	216,018,219	581,451,054	290,725,527
Unissued shares authorized for stock option programs	424,206,326	212,103,163	425,224,094	212,612,047

	17,582,505,846	8,791,252,923	17,163,956,900	8,581,978,450

1	13,068,000,000 shares in both years relate to the fixed portion and 13,305,758,769 in 2008 and 12,677,935,350 in 2007 to the variable portion.
2	Series “A” or Mexican shares must represent at least 64% of CEMEX’s capital stock.
3	Series “B” or free subscription shares must represent at most 36% of CEMEX’s capital stock.
4	In both years, includes the shares issued as stock dividends that were not subscribed by stockholders that elected to receive the cash dividend.

On April 24, 2008, the annual ordinary stockholders’ meeting approved: (i) a reserve for share repurchases of up to Ps6,000 (nominal); (ii) an increase in the variable common stock through the capitalization of retained earnings of up to Ps7,500 (nominal amount), issuing up to 1,500 million shares, equivalent to 500 million CPOs, based on a subscription price of Ps23.92 pesos (nominal amount) per CPO or instead, stockholders could have chosen to receive a cash dividend of US$0.0835 per CPO, or approximately Ps0.8677 pesos (nominal amount) for each CPO, considering the exchange rate of Banco de México on May 29, 2008 of Ps10.3925 pesos per 1 dollar. As a result, shares equivalent to approximately 284 millions of CPOs were subscribed and paid, representing an increase in common stock of Ps2 and additional paid-in capital of Ps6,792, considering a nominal value of Ps0.00833 pesos (nominal amount) per CPO, while an approximate cash dividend payment was made for approximately Ps214 (nominal amount); and (iii) the cancellation of the corresponding shares held in the CEMEX’s treasury.

On April 26, 2007, the annual ordinary stockholders’ meeting approved: (i) a reserve for share repurchases of up to Ps6,000 (nominal amount); (ii) an increase in the variable common stock through the capitalization of retained earnings of up to Ps7,889 (nominal amount), issuing shares as a stock dividend for up to 1,440 million shares, equivalent to 480 million CPOs, based on a price of approximately Ps32.75 pesos (nominal amount) per CPO or instead, stockholders could have chosen to receive a cash dividend of US$0.0745 for each CPO, or approximately Ps0.8036 pesos (nominal amount) for each CPO, considering the exchange rate of Banco de México on May 31, 2007 of Ps10.7873 pesos per 1 dollar. As a result, shares equivalent to approximately 189 million CPOs were issued, representing an increase in common stock of Ps2 and additional paid-in capital of Ps6,397, considering a nominal value of Ps0.00833 pesos (nominal amount) per CPO, while an approximate cash dividend payment was made for approximately Ps140 (nominal); and (iii) the cancellation of the corresponding shares held in CEMEX’s treasury.

The CPOs issued pursuant to the exercise of options under the “fixed program” (note 16A) generated additional paid-in capital of approximately Ps4 and Ps2, in 2008 and 2007, respectively, and increased the number of shares outstanding.

B) OTHER EQUITY RESERVES

As of December 31, 2008 and 2007, the balance of other equity reserves is summarized as follows:

	2008		2007
Cumulative translation effect and deficit in equity restatement, net 1	Ps	35,084	(91,290)
Treasury shares		(6,354)	(6,366)
Cumulative initial deferred income tax effects 2		—	(6,918)

	Ps	28,730	(104,574)

1	The results for holding non-monetary assets as of December 31, 2007 were reclassified to “Retained earnings” as a result of the adoption of MFRS B-10 (note 2).
2	Likewise, as a result of the adoption of new MFRS D-4, the cumulative initial effect of deferred taxes as of December 31, 2007 was reclassified to “Retained earnings”.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

For the years ended December 31, 2008, 2007 and 2006, the translation effect included in the statement of changes in stockholders’ equity is detailed as follows:

	2008		2007	2006
Foreign currency translation adjustment 1	Ps	106,190	3,186	5,904
Foreign exchange fluctuations from debt 2		(9,407)	(400)	(580)
Foreign exchange fluctuations from intercompany balances 3		(65,796)	141	(1,993)

	Ps	30,987	2,927	3,331

1	These effects refer to the result from the translation of the financial statements of foreign subsidiaries.
2	Generated by foreign exchange fluctuations over a notional amount of debt in CEMEX S.A.B. de C.V. associated with the acquisition of foreign subsidiaries and designated as hedge of the net investment in foreign subsidiaries. The average amount of such debt was approximately US$3,656 in 2008, US$2,188 in 2007 and US$1,873 in 2006.
3	Refers to foreign exchange fluctuations arising from balances of related parties in foreign currencies that are of a long-term investment nature considering that their liquidation is not anticipated in the foreseeable future, of which a loss of Ps4,857 in 2008 was recognized in CEMEX, S.A.B. de C.V.

C) RETAINED EARNINGS

As a result of reclassifications and cumulative initial effects as a result of the adoption of new MFRS beginning on January 1, 2008 (note 2), the balance of retained earnings decreased in an aggregate amount of Ps107,843. Considering this, as of December 31, 2008 and 2007, retained earnings include Ps94,262 and Ps172,409, respectively, of earnings generated by subsidiaries and associates, that are not available to be paid as dividends by CEMEX until these entities distribute such amounts to CEMEX and include a share repurchase reserve in the amount of Ps6,000 in 2008 and Ps6,266 in 2007.

Net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth of the common stock. As of December 31, 2008, the legal reserve amounted to Ps1,804.

D) MINORITY INTEREST AND PERPETUAL DEBENTURES

Minority interest

Minority interest represents the share of minority stockholders in the results and equity of consolidated subsidiaries. As of December 31, 2008 and 2007, minority interest amounts to approximately Ps5,080 and Ps7,515, respectively.

Perpetual debentures

As of December 31, 2008 and 2007, consolidated balance sheets include approximately US$3,020 (Ps41,495) and US$3,065 (Ps33,470), respectively, representing the notional amount of perpetual debentures. These debentures have no fixed maturity date and do not represent a contractual payment obligation for CEMEX. Based on their characteristics, these debentures issued entirely by Special Purpose Vehicles (“SPVs”) qualify as equity instruments and are classified within minority interest as they were issued by consolidated entities, and considering that there is no contractual obligation to deliver cash or any other financial asset, the debentures do not have any maturity date, meaning that they were issued to perpetuity, and CEMEX has the unilateral right to defer indefinitely the payment of interest due on the debentures. The definition of the debentures as equity instruments was made under applicable IFRS, which were applied to these transactions in compliance with the supplementary application of IFRS in Mexico. Issuance costs, as well as interest expense, which is accrued based on the principal amount of the perpetual debentures, are included within “Other equity reserves” and represented expenses of approximately Ps2,596 in 2008, Ps1,847 in 2007 and Ps152 in 2006. The different SPVs were established solely for purposes of issuing the perpetual debentures and are included in CEMEX’s consolidated financial statements.

As of December 31, 2008, CEMEX’s perpetual debentures are as follows:

Issuer	Issuance Date	Nominal Amount		Repurchase Option	Interest Rate
C10-EUR Capital (SPV) Ltd.	May 2007		€730	Tenth anniversary	6.3%
C8 Capital (SPV) Ltd.	February 2007	US$	750	Eight anniversary	6.6%
C5 Capital (SPV) Ltd.	December 2006	US$	350	Fifth anniversary	6.2%
C10 Capital (SPV) Ltd.	December 2006	US$	900	Tenth anniversary	6.7%

As mentioned in note 11C, there are derivative instruments associated with the perpetual debentures, through which CEMEX changes the risk profile associated with interest rates and foreign exchange rates in respect of the debentures from the U.S. dollar and euro to the yen.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

16. EXECUTIVE STOCK OPTION PROGRAMS

CEMEX granted to a group of executives a long-term compensation scheme through which such executives receive cash bonuses, recognized in the operating results, which are used by the executives to acquire CPOs in the market. The expense recognized through the income statement during 2008, 2007 and 2006 was Ps725, Ps645 and Ps431, respectively. The fair value of CPOs at acquisition date equals the cash bonuses. Pursuant to an agreement between CEMEX and the executives, the acquired CPOs are placed in an executives’ owned trust to comply with a restriction for sale period of 4 years, which vests up to 25% at the end of each year.

As mentioned in note 2U, in connection with its “equity” programs, in which new shares are issued through the exercise of options, CEMEX determines the fair value of the awards as of the grant date, and recognizes such fair value through earnings over the options’ vesting period. Likewise, in connection with its “liability” instruments, comprised by those awards in which CEMEX incurs an obligation by committing to pay the executive, through the exercise of the option, an amount in cash or in other financial assets, CEMEX determines the fair value of the awards at each reporting date, recognizing the changes in valuation through the income statement. CEMEX’s outstanding options except for those of its “Fixed program” represent liability instruments.

The information related to options granted in respect of CEMEX, S.A.B. de C.V. shares is as follows:

Options	Fixed program (A)		Variable program (B)		Restricted program (C)		Special program (D)
Options at the beginning of 2007		949,704		1,555,114		15,601,673		1,229,953
Changes in 2007:
Options cancelled and adjustments		928		—		—
Options exercised		(52,162)		(178,767)		(579,401)		(384,529)

Options at the end of 2007		898,470		1,376,347		15,022,272		845,424
Changes in 2008:
Options cancelled and adjustments		(63,352)		—		—		—
Options exercised		(87,873)		(17,427)		—		(99,425)

Options at the end of 2008		747,245		1,358,920		15,022,272		745,999

Underlying CPOs 1		4,191,934		6,845,735		67,769,976		14,919,980

Exercise prices:
Options outstanding at the beginning of 2008 1, 2	Ps	7.02	US$	1.43	US$	2.00	US$	1.34
Options exercised in the year 1, 2	Ps	7.10	US$	1.18		—	US$	1.33
Options outstanding at the end of 2008 1, 2	Ps	6.72	US$	1.43	US$	2.00	US$	1.35

Average useful life of options:		0.8 years		3.3 years		6.0 years		4.7 years

Number of options per exercise price:		266,385 – Ps4.91		886,170 – US$1.5		15,022,272 – US$2.0		86,326 – US$1.1
		138,168 – Ps6.53		141,679 – US$1.6		—		125,345 – US$1.4
		148,964 – Ps7.97		67,295 – US$1.3		—		162,632 – US$1.0
		193,728 – Ps8.39		205,034 – US$1.2		—		257,291 – US$1.4
				58,742 – US$1.4		—		114,405 – US$1.9

Percent of options fully vested:		100%		100%		100%		93.8%

1	Exercise prices and the number of underlying CPOs are technically adjusted for the dilutive effect of stock dividends.
2	Weighted average exercise prices per CPO. Prices include the effects of the stock split detailed in note 15A.

A) Fixed program

From June 1995 through June 2001, CEMEX granted stock options with a fixed exercise price in pesos (“fixed program”), equivalent to the market price of the CPO at the grant date and with tenure of 10 years. The employees’ option rights vested up to 25% annually during the first 4 years after having been granted.

B) Variable program

These programs started in November 2001, through an exchange of fixed program options, with exercise prices denominated in dollars increasing annually at a 7% rate.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

C) Restricted program

These programs started in February 2004 through a voluntary exchange of options mainly from the variable program. These options have an exercise price denominated in dollars which, depending on the program, increase annually at a 5.5% rate or at a 7% rate. Executives’ gains under these options are settled in the form of CPOs, which are restricted for sale for an approximate period of 4 years from the exercise date.

D) Special program

From June 2001 through June 2005, CEMEX’s subsidiary in the United States granted to a group of its employees a stock option program to purchase CEMEX ADSs. The options granted have a fixed exercise price denominated in dollars and tenure of 10 years. The employees’ option rights vested up to 25% annually after having been granted. The option exercises are hedged using ADSs currently owned by subsidiaries, which increases stockholders’ equity and the number of shares outstanding. The amounts of these ADS programs are presented in terms of equivalent CPOs (ten CPOs represent one ADS).

Other programs

As of December 31, 2008 and 2007, CEMEX’s subsidiary in Ireland has an outstanding stock option program in its own shares over 554,029 and 733,024 shares, respectively, with an average exercise price per share of approximately €0.97 and €1.30. As of December 31, 2008 and 2007, the market price per share of this subsidiary was €0.20 and €1.60, respectively.

FAIR VALUE OF OPTIONS, ACCOUNTING RECOGNITION AND OPTIONS’ HEDGING ACTIVITIES

Valuation of options at fair value and accounting recognition

All options of programs that qualify as liability instruments are valued at their estimated fair value as of the financial statements date, recognizing changes in valuations in the income statement. Upon adoption of IFRS 2 in 2005, CEMEX recognized a cost of approximately Ps1,172 (Ps1,017 net of deferred income tax). Changes in the provision for the executive stock option programs for the years ended December 31, 2008 and 2007 are as follows:

	Restricted programs		Variable program	Special program	Total
Provision as of December 31, 2006	Ps	1,726	230	686	2,642
Net revenue in current period results		(643)	(75)	(257)	(975)
Estimated decrease from exercises of options		(40)	(19)	(99)	(158)
Foreign currency translation effect		(116)	(16)	(47)	(179)

Provision as of December 31, 2007		927	120	283	1,330
Net revenue in current period results		(1,055)	(129)	(353)	(1,537)
Estimated decrease from exercises of options		—	1	29	30
Foreign currency translation effect		239	31	73	343

Provision as of December 31, 2008	Ps	111	23	32	166

The options’ fair values were determined through the binomial option-pricing model. As of December 31, 2008 and 2007, the most significant assumptions used in the valuations are as follows:

Assumptions	2008	2007
Expected dividend yield	10.4%	3.7%
Volatility	35%	35%
Interest rate	1.8%	3.7%
Weighted average remaining tenure	5.3 years	5.8 years

Options hedging activities

As of December 31, 2007, CEMEX had a forward contract over the price of 47 million CPOs to hedge executive stock options. During 2008, the hedge was increased to approximately 81 million CPOs with a notional amount of US$206. In October 2008, the anticipated settlement of these contracts arose as a result of the significant decrease in the price of the CPO, generating a loss of approximately US$153 (Ps2,102) recognized in the results for the period.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

17. SELECTED FINANCIAL INFORMATION BY GEOGRAPHIC OPERATING SEGMENT

Operating segments are defined as the components of an entity oriented to the production and sale of goods and services, which are subject to risks and benefits different from those associated with other business segments. CEMEX operates principally in the construction industry segment through the production, distribution, marketing and sale of cement, ready-mix concrete and aggregates.

CEMEX operates geographically on a regional basis. Each regional manager supervises and is responsible for all the business activities undergoing in the countries comprising the region. These activities refer to the production, distribution, marketing and sale of cement, ready-mix concrete and aggregates. The country manager, who is one level below the regional manager in the organizational structure, reports to the regional manager the operating results of the country manager’s business unit, including all the operating sectors. CEMEX’s management internally evaluates the results and performance of each country and region for decision-making purposes, following a vertical integration approach. According to this approach, in the daily operations, management allocates economic resources on a country basis rather than on an operating component basis.

The main indicator used by CEMEX’s management to evaluate the performance of each country is operating EBITDA, which CEMEX defines as operating income plus depreciation and amortization. This indicator, which is presented in the selected financial information by geographic operating segment, is consistent with the information used by CEMEX’s management for decision-making purposes. The accounting policies applied to determine the financial information by geographic operating segment are consistent with those described in note 2. CEMEX recognizes sales and other transactions between related parties based on market values.

Selected financial information of the income statement by geographic operating segment for the years ended December 31, 2008, 2007 and 2006 is as follows:

2008	Net sales (including related parties)		Related parties	Consolidated net sales	Operating income (loss)	Operating depreciation and amortization	Operating EBITDA
North America
Mexico	Ps	42,856	(1,221)	41,635	14,254	1,880	16,134
United States		52,040	—	52,040	(111)	7,950	7,839
Europe 2
Spain		17,493	(306)	17,187	3,883	883	4,766
United Kingdom		19,225	—	19,225	(801)	986	185
Rest of Europe		49,819	(1,332)	48,487	3,781	2,833	6,614
Central and South America and the Caribbean 3
Venezuela		4,443	(157)	4,286	958	392	1,350
Colombia		6,667	(3)	6,664	2,235	735	2,970
Rest of Central and South America and the Caribbean		13,044	(1,267)	11,777	2,622	401	3,023
Africa and Middle East 4
Egypt		5,219	—	5,219	2,104	240	2,344
Rest of Africa and Middle East		6,831	—	6,831	494	271	765
Asia and Australia 5
Australia		17,536	—	17,536	2,364	577	2,941
Philippines		2,928	(256)	2,672	711	283	994
Rest of Asia		2,626	—	2,626	27	117	144
Others 6		12,362	(5,346)	7,016	(4,637)	3,316	(1,321)

Total Consolidated	Ps	253,089	(9,888)	243,201	27,884	20,864	48,748

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

Selected financial information of income statement by geographic operating segment – continued.

2007	Net sales (including related parties)		Related parties	Consolidated net sales	Operating income (loss)	Operating depreciation and amortization	Operating EBITDA
North America 1
Mexico	Ps	41,814	(816)	40,998	12,549	1,869	14,418
United States		54,607	—	54,607	5,966	6,848	12,814
Europe 2
Spain		23,781	(205)	23,576	6,028	889	6,917
United Kingdom		22,432	(1)	22,431	(446)	1,130	684
Rest of Europe		47,100	(1,344)	45,756	3,281	2,033	5,314
Central and South America and the Caribbean 3
Venezuela		7,317	(494)	6,823	1,971	832	2,803
Colombia		6,029	—	6,029	2,037	413	2,450
Rest of Central and South America and the Caribbean		10,722	(727)	9,995	1,975	839	2,814
Africa and Middle East 4
Egypt		3,723	—	3,723	1,534	232	1,766
Rest of Africa and Middle East		4,666	—	4,666	(51)	117	66
Asia and Australia 5
Australia		8,633	—	8,633	1,177	306	1,483
Philippines		3,173	(405)	2,768	851	304	1,155
Rest of Asia		2,068	—	2,068	33	83	116
Others 6		17,872	(13,276)	4,596	(4,457)	1,516	(2,941)

Total Consolidated	Ps	253,937	(17,268)	236,669	32,448	17,411	49,859

2006	Net sales (including related parties)		Related parties	Consolidated net sales	Operating income (loss)	Operating depreciation and amortization	Operating EBITDA
North America
Mexico	Ps	42,577	(1,052)	41,525	13,210	1,822	15,032
United States		48,911	(368)	48,543	10,092	3,537	13,629
Europe 2
Spain		21,834	(207)	21,627	5,637	864	6,501
United Kingdom		23,854	(18)	23,836	154	1,413	1,567
Rest of Europe		44,691	(894)	43,797	2,220	2,536	4,756
Central and South America and the Caribbean 3
Venezuela		6,217	(721)	5,496	1,799	587	2,386
Colombia		4,206	(2)	4,204	1,138	398	1,536
Rest of Central and South America and the Caribbean		9,046	(285)	8,761	1,322	698	2,020
Africa and Middle East 4
Egypt		3,577	—	3,577	1,475	225	1,700
Rest of Africa and Middle East		4,794	—	4,794	120	89	209
Asia 5
Philippines		2,620	(464)	2,156	726	220	946
Rest of Asia		1,694	—	1,694	(62)	46	(16)
Others 6		20,134	(16,377)	3,757	(3,326)	1,526	(1,800)

Total Consolidated	Ps	234,155	(20,388)	213,767	34,505	13,961	48,466

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

All significant balances and transactions between related parties have been eliminated in the preparation of the selected financial statements by operating geographic segments. As of December 31, 2008 and 2007, information is as follows:

December 31, 2008	Investments in associates		Other segment assets	Total assets	Total liabilities	Net assets by segment	Capital expenditures
North America
Mexico	Ps	731	64,967	65,698	11,805	53,893	5,422
United States		3,573	274,199	277,772	34,038	243,734	4,265
Europe 2
Spain		288	61,277	61,565	23,041	38,524	2,037
United Kingdom		443	37,437	37,880	16,929	20,951	1,492
Rest of Europe		911	60,664	61,575	18,154	43,421	5,345
Central and South America and the Caribbean 3
Venezuela		—	—	—	—	—	57
Colombia		—	10,538	10,538	4,206	6,332	220
Rest of Central and South America and the Caribbean		26	21,741	21,767	4,773	16,994	1,663
Africa and Middle East 4
Egypt		—	9,271	9,271	3,018	6,253	646
Rest of Africa and Middle East		—	11,282	11,282	3,222	8,060	280
Asia and Australia 5
Australia		2,307	28,405	30,712	5,616	25,096	737
Philippines		—	8,821	8,821	1,698	7,123	175
Rest of Asia		—	2,575	2,575	648	1,927	73
Corporate 6		4,443	9,837	14,280	234,042	(219,762)	–
Others 6		1,478	8,408	9,886	25,165	(15,279)	1,488

Total Consolidated	Ps	14,200	609,422	623,622	386,355	237,267	23,900

December 31, 2007	Investments in associates		Other segment assets	Total assets	Total liabilities	Net assets by segment	Capital expenditures
North America 1
Mexico	Ps	426	60,850	61,276	14,293	46,983	4,347
United States		642	245,941	246,583	46,330	200,253	5,411
Europe 2
Spain		25	43,297	43,322	19,722	23,600	2,323
United Kingdom		473	28,149	28,622	10,680	17,942	1,451
Rest of Europe		837	49,164	50,001	15,404	34,597	4,212
Central and South America and the Caribbean 3
Venezuela		231	11,284	11,515	2,542	8,973	515
Colombia		—	9,799	9,799	3,126	6,673	163
Rest of Central and South America and the Caribbean		22	15,863	15,885	3,085	12,800	1,178
Africa and Middle East 4
Egypt		—	6,705	6,705	1,715	4,990	298
Rest of Africa and Middle East		302	5,043	5,345	1,545	3,800	684
Asia and Australia 5
Australia		1,648	24,076	25,724	2,929	22,795	336
Philippines		—	8,034	8,034	1,902	6,132	165
Rest of Asia		—	2,217	2,217	246	1,971	113
Corporate 6		3,691	8,665	12,356	201,719	(189,363)	–
Others 6		1,923	13,007	14,930	12,923	2,007	1,093

Total Consolidated	Ps	10,220	532,094	542,314	338,161	204,153	22,289

Total consolidated liabilities include debt of Ps258,094 in 2008 and Ps216,911 in 2007. Of such debt, approximately 30% in 2008 and 34% in 2007 was in the Parent Company, 45% and 47% in Spain, 14% in 2008 and 9% in 2007 in finance Dutch subsidiaries, 4% in both periods in finance companies in the United States and 7% and 6% in other countries, respectively.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

The information of net sales by sector and geographic segment for the years ended December 31, 2008, 2007 and 2006 is as follows:

2008	Cement		Concrete	Aggregates	Others	Eliminations	Net sales
North America
Mexico	Ps	28,666	13,017	1,355	7,597	(9,000)	41,635
United States		17,429	19,601	11,379	17,258	(13,627)	52,040
Europe 2
Spain		11,900	5,267	1,224	3,526	(4,730)	17,187
United Kingdom		3,773	7,427	6,574	8,208	(6,757)	19,225
Rest of Europe		14,222	27,124	9,815	6,483	(9,157)	48,487
Central and South America and the Caribbean 3
Venezuela		3,046	1,398	204	106	(468)	4,286
Colombia		4,656	2,340	450	1,159	(1,941)	6,664
Rest of Central and South America and the Caribbean		10,518	3,234	249	810	(3,034)	11,777
Africa and Middle East 4
Egypt		4,728	485	39	80	(113)	5,219
Rest of Africa and Middle East		—	5,449	799	1,263	(680)	6,831
Asia and Australia 5
Australia		—	10,705	7,013	3,170	(3,352)	17,536
Philippines		2,919	—	—	9	(256)	2,672
Rest of Asia		791	1,533	166	229	(93)	2,626
Others 6		—	—	—	12,362	(5,346)	7,016

Total Consolidated	Ps	102,648	97,580	39,267	62,260	(58,554)	243,201

2007	Cement		Concrete	Aggregates	Others	Eliminations	Net sales
North America 1
Mexico	Ps	29,223	13,617	1,126	6,746	(9,714)	40,998
United States		20,477	22,675	10,674	12,230	(11,449)	54,607
Europe 2
Spain		16,006	6,873	1,561	6,379	(7,243)	23,576
United Kingdom		4,366	9,289	7,503	8,695	(7,422)	22,431
Rest of Europe		12,531	25,663	9,499	6,695	(8,632)	45,756
Central and South America and the Caribbean 3
Venezuela		5,106	2,179	246	321	(1,029)	6,823
Colombia		4,312	2,223	385	1,209	(2,100)	6,029
Rest of Central and South America and the Caribbean		8,551	2,674	139	506	(1,875)	9,995
Africa and Middle East 4
Egypt		3,430	294	—	32	(33)	3,723
Rest of Africa and Middle East		—	4,142	—	774	(250)	4,666
Asia and Australia 5
Australia		—	5,282	3,395	1,581	(1,625)	8,633
Philippines		3,173	—	—	—	(405)	2,768
Rest of Asia		721	1,026	151	247	(77)	2,068
Others 6		—	—	—	17,872	(13,276)	4,596

Total Consolidated	Ps	107,896	95,937	34,679	63,287	(65,130)	236,669

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

Net sales by sector and geographic segment – continued.

2006	Cement		Concrete	Aggregates	Others	Eliminations	Net sales
North America
Mexico	Ps	30,080	12,972	670	7,381	(9,578)	41,525
United States		22,441	21,118	6,252	6,539	(7,807)	48,543
Europe 2
Spain		14,802	6,407	1,359	5,556	(6,497)	21,627
United Kingdom		3,850	9,652	7,567	10,518	(7,751)	23,836
Rest of Europe		10,567	24,217	8,830	8,914	(8,731)	43,797
Central and South America and the Caribbean 3
Venezuela		4,739	1,620	167	236	(1,266)	5,496
Colombia		2,991	1,544	267	735	(1,333)	4,204
Rest of Central and South America and the Caribbean		7,130	2,232	87	388	(1,076)	8,761
Africa and Middle East 4
Egypt		3,336	234	—	33	(26)	3,577
Rest of Africa and Middle East		—	3,959	—	5,712	(4,877)	4,794
Asia 5
Philippines		2,619	—	—	1	(464)	2,156
Rest of Asia		742	703	139	192	(82)	1,694
Others 6		—	—	—	20,134	(16,377)	3,757

Total Consolidated	Ps	103,297	84,658	25,338	66,339	(65,865)	213,767

Footnotes to the geographic segments tables presented above:

1	In 2007, “United States” includes Rinker’s operations in that country for the period of July 1 to December 31, 2007.
2	For the reported periods, the segment “Rest of Europe” refers primarily to operations in Germany, France, Ireland, Czech Republic, Austria, Poland, Croatia, Hungary and Latvia.
3	For the reported periods, this segment includes CEMEX’s operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, the Caribbean, Guatemala, and small ready-mix concrete operations in Jamaica and Argentina. In August 2008, the Government of Venezuela nationalized CEMEX’s operations in that country (note 10A); therefore, operations reported refer to the seven-month period ended July 31, 2008.
4	The segment “Rest of Africa and Middle East” includes the operations in the United Arab Emirates and Israel.
5	In 2007, the segment “Australia” includes Rinker’s operations in that country for the six-month period ended December 31, 2007. In addition, for the years reported, the segment “Rest of Asia” includes the operations in Thailand, Bangladesh and Malaysia, and, in 2007, Rinker’s operations in China for the six-month ended December 31, 2007.
6	These segments refer to: 1) cement trade maritime operations, 2) the subsidiary involved in the development of information technology solutions (Neoris, N.V.), 3) the Parent Company and other corporate entities, and 4) other minor subsidiaries with different lines of business.

18. EARNINGS PER SHARE

The amounts considered for calculations in 2008, 2007 and 2006 are the following:

	2008		2007	2006
Numerator
Majority interest net income	Ps	2,278	26,108	27,855

Denominator (thousands of shares)
Weighted average number of shares outstanding		22,984,810	22,297,264	21,552,250
Effect of dilutive instruments – executives’ stock options		10,337	11,698	12,500
Effect of dilutive instruments – equity forwards on CEMEX’s CPOs		—	—	2,379

Potentially dilutive shares		10,337	11,698	14,879

Weighted average number of shares outstanding – diluted		22,995,147	22,308,962	21,567,129

Basic earnings per share (“Basic EPS”)	Ps	0.10	1.17	1.29
Diluted earnings per share (“Diluted EPS”)	Ps	0.10	1.17	1.29

Diluted earnings per share reflect the effects of any transactions which have a potentially dilutive effect on the weighted average number of common shares outstanding. The number of potential shares to be diluted in 2008, 2007 and 2006 refer to the additional shares to be issued under the fixed stock option program (note 16A) and in 2006, the dilutive effect of the number of shares resulting from equity forward contracts in CEMEX’s own stock, determined under the inverse treasury method.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

19. COMMITMENTS

A) GUARANTEES

As of December 31, 2008 and 2007, CEMEX, S.A.B. de C.V. had guaranteed loans of certain subsidiaries for approximately US$1,407 and US$513, respectively.

B) PLEDGED ASSETS

As of December 31, 2008 and 2007, there were liabilities amounting to US$76 and US$46, respectively, secured by property, machinery and equipment. In addition, as of December 31, 2008, from the investment in shares of CEMEX, S.A.B. de C.V. held by subsidiaries (note 15), 586,147,722 CPOs as well as CEMEX’s investment in Control Administrativo Mexicano, S.A. de C.V. and Cancem, S.A. de C.V. (note 8A) are held in an ownership transferring trust for management and payment, where CEMEX maintains its corporate and property rights, securing the payment of CEMEX, S.A.B. de C.V. debt for an amount of US$250 (Ps3,435), which includes quarterly amortizations starting in July 2009 and maturing in October 2010. In the event of default, the assets would be sold and the amount applied to such debt.

C) COMMITMENTS

As of December 31, 2008 and 2007, CEMEX had commitments for the purchase of raw materials for an approximate amount of US$194 and US$264, respectively.

During 1999, CEMEX entered into agreements with an international partnership, which built and operated an electrical energy generating plant in Mexico called Termoeléctrica del Golfo (“TEG”). During 2007, another international company replaced the original operator. The agreements establish that CEMEX should purchase the energy generated for a term of not less than 20 years, which started in April 2004. Likewise, CEMEX committed to supply TEG all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement entered with Petróleos Mexicanos. With the change of operator, the term was extended until 2027. Nevertheless, the agreement with Petróleos Mexicanos terminates in 2024. Consequently, for the last 3 years of the TEG fuel supply contract, CEMEX intends to purchase the required fuel in the market. CEMEX is not required to make any capital expenditure in the project. For the years ended December 31, 2008, 2007 and 2006, TEG supplied (unaudited) 60.4%, 59.7% and 57.1%, respectively, of CEMEX’s electricity needs in Mexico during such years.

CEMEX Ostzement GMBH (“COZ”), CEMEX’s subsidiary in Germany, has entered into a long-term energy supply contract with Vattenfall Europe New Energy (“VENE”), by means of which VENE committed to supply energy to the Rüdersdorf plant for a period of 15 years starting on January 1, 2008. Based on the contract, each year, COZ has the option to fix in advance the volume of energy in terms of megawatts (“MW”) that it will acquire from VENE, and to adjust the purchase amount once on a monthly and quarterly basis. According to the contract, COZ will acquire 28 MW under the contract in 2008 and 2009, and 23 MW per year until 2013. The contract, which establishes a price mechanism for the energy acquired, based on the price of energy future contracts quoted on the European Energy Exchange, does not require initial investments, and will be liquidated at a future date. Based on its characteristics, this contract qualifies as a financial instrument under MFRS. Nonetheless, considering that this contract is for its own use and CEMEX sells any energy surplus as soon as actual energy requirements are known, regardless of changes in prices, thereby avoiding any intention of trading in energy, such contract is not recognized at its fair value.

In April 2008, Citibank entered into put option transactions on CEMEX’s CPOs with a Mexican trust that CEMEX established on behalf of its Mexican pension fund and certain of CEMEX’s directors and current and former employees (“the participating individuals”). The transaction was structured with two main components. Under the first component, the trust sold, for the benefit of CEMEX’s Mexican pension fund, put options to Citibank in exchange for a premium of approximately US$38. The premium was deposited into the trust and was used to purchase, on a prepaid forward basis, securities that track the performance of the Mexican Stock Exchange. Under the second component, the trust sold, on behalf of the participating individuals, additional put options to Citibank in exchange for a premium of approximately US$38, which was used to purchase prepaid forward CPOs. These prepaid forward CPOs, together with additional CPOs representing an equal amount in U.S. dollars, were deposited into the trust by the participating individuals as security for their obligations, and represent the maximum exposure of the participating individuals under this transaction. The put options gave Citibank the right to require the trust to purchase, in April 2013, approximately 112 million CPOs at a price of US$3.2086 per CPO (120% of initial CPO price in dollars). If the value of the assets held in the trust (28.6 million CPOs and the securities that track the performance of the Mexican Stock Exchange) were insufficient to cover the obligations of the trust, a guarantee would be triggered and CEMEX, S.A.B. de C.V. would be required to purchase in April 2013 the total CPOs at a price per CPO equal to the difference between U.S$3.2086 and the market value of the assets of the trust. The purchase price per CPO in dollars and the corresponding number of CPOs under this transaction are subject to dividend adjustments. As of December 31, 2008, the fair value of the guarantee granted by CEMEX, S.A.B. de C.V. was approximately US$190 (Ps2,611), an amount that was recognized as a provision against the income statement within “Results from financial instruments.” Based on the guarantee, CEMEX, S.A.B. de C.V. was required to deposit approximately US$193 (Ps2,652) in margin accounts, which according to the agreements with the counterpart, were offset with the obligation, resulting in a net asset of approximately US$3 (Ps41).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

In connection with CEMEX’s alliance with Ready Mix USA (note 8A), after the third year of the alliance starting on June 30, 2008, and each year for an approximate 22-year period, Ready Mix USA will have the right but not the obligation, to sell to CEMEX its interest in both entities at a predetermined price, based on the greater of: a) eight times the operating cash flow of the trailing twelve months, b) eight times the average of the companies’ operating cash flow for the previous three years, or c) the net book value. CEMEX has not recognized a liability, considering that were the option to be exercised, the fair value of the assets would exceed the cost of the option.

D) CONTRACTUAL OBLIGATIONS

As of December 31, 2008 and 2007, CEMEX has the following contractual obligations:

(U.S. dollars million)	2008						2007
Obligations	Less than 1 year		1-3 Years	3-5 Years	More than 5 Years	Total	Total
Long-term debt	US$	4,161	8,565	1,396	1,876	15,998	18,100
Capital lease obligation		14	10	3	—	27	51

Total debt 1		4,175	8,575	1,399	1,876	16,025	18,151
Operating leases 2		214	339	228	179	960	841
Interest payments on debt 3		357	566	213	136	1,272	2,624
Interest rate derivatives 4		9	53	5	25	92	407
Pension plans and other benefits 5		164	309	311	825	1,609	1,925
Inactive derivative financial instruments 6		252	30	95	8	385	—

Total contractual obligations	US$	5,171	9,872	2,251	3,049	20,343	23,948

	Ps	71,050	135,641	30,929	41,893	279,513	261,513

1	The scheduling of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. CEMEX has replaced in the past its long-term obligations for others of similar nature.
2	The amounts of operating leases have been determined on the basis of nominal cash flows. CEMEX has operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Rental expense was US$198 (Ps2,239), US$195 (Ps2,129) and US$178 (Ps2,085) in 2008, 2007 and 2006, respectively.
3	For the determination of the future estimated interest payments on the floating rate denominated debt, CEMEX used the interest rates in effect as of December 31, 2008 and 2007.
4	The estimated cash flows under interest rate derivatives include the approximate cash flows under CEMEX’s interest rate swaps and cross currency swap contracts, and represent the net amount between the rate CEMEX pays and the rate received under such contracts. In the determination of the future estimated cash flows, CEMEX used the interest rates applicable under such contracts as of December 31, 2008 and 2007.
5	Amounts relating to planned funding of pensions and other postretirement benefits represent estimated annual payments under these benefits for the next 10 years, determined in local currency and translated into U.S. dollars at the exchange rates as of December 31, 2008 and 2007. Future payments include the estimate of new retirees during such future years.
6	Refers to estimated contractual obligations within positions of inactive derivative financial instruments (note 11D).

20. CONTINGENCIES

A) CONTINGENT LIABILITIES RESULTING FROM LEGAL PROCEEDINGS

As of December 31, 2008, CEMEX is involved in various significant legal proceedings, in which it is considered that their resolutions would imply cash outflows or the delivery of other resources owned by CEMEX. As a result, certain provisions have been recognized in the financial statements. Such provisions represent the best estimate of the amounts payable; therefore, CEMEX considers that it will not incur significant expenditure in excess of the amounts previously recorded. The detail of the most significant events is as follows:

•

In 2005, through the acquisition of RMC, CEMEX assumed environmental remediation liabilities in the United Kingdom, for which as of December 31, 2008, CEMEX has generated a provision for the net present value of such obligation of approximately £125 (US$182 or Ps2,506). This environmental remediation liability refers to closed and current landfill sites for the confinement of waste, and expenditure has been assessed and quantified over the period in which the sites have the potential to cause environmental harm, which has been accepted by the regulator as being up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

•

In August 2005, Cartel Damages Claims, S.A. (“CDC”), filed a lawsuit in the District Court in Düsseldorf, Germany against CEMEX Deutschland AG, CEMEX’s German subsidiary, and other German cement companies. By means of this lawsuit, CDC was seeking approximately €102 (US$143 or Ps1,959) in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002. CDC is a Belgian company established in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the purpose of purchasing potential damage claims from cement consumers and pursuing those claims against the cartel participants. During 2006, new alleged claims were assigned to CDC, and the amount of damages being sought by CDC increased to €114 (US$159 or Ps2,189) plus interest. In February 2007, the District Court in Düsseldorf allowed this procedure. All defendants appealed the resolution, which was dismissed in May 2008 and the lawsuit will proceed at the level of court of first instance. As of September 30, only one defendant had decided to file a complaint before the Supreme Court, a situation that will delay the case in proceeding at the level of first instance to an extent CEMEX cannot asses today. In the meantime, CDC had acquired new assigners and announced an increase in the claim to €131 (US$183 or Ps2,516). As of December 31, 2008, CEMEX Deutschland AG had accrued liabilities regarding this matter for approximately €20 (US$28 or Ps384).

•

As of December 31, 2008, CEMEX’s subsidiaries in the United States have accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately US$43 (Ps591). The environmental matters relate to: a) in the past, in accordance with industry practices, disposing of various materials, which might be currently categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by CEMEX, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Most of the proceedings are in the preliminary stage, and a final resolution might take several years. For purposes of recording the provision, CEMEX’s subsidiaries consider that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on the information developed to date, CEMEX’s subsidiaries do not believe that they will be required to spend significant sums on these matters in excess of the amounts previously recorded. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with or litigation against potential sources of recovery have been completed.

B) OTHER LEGAL PROCEEDINGS

CEMEX is involved in various legal proceedings which, after considering all the elements of such proceedings, have not required the recognition of accruals since CEMEX considers that the probability of loss is reasonably remote. As of December 31, 2008, the details of the most significant events with a quantification of the potential loss are as follows:

•

CEMEX, S.A.B. de C.V. and some of its subsidiaries in Mexico have been notified by the Mexican tax authority of several tax assessments related to different tax periods. Tax assessments are based primarily on investments made in entities incorporated in foreign countries with preferential tax regimes. On April 3, 2007, the Mexican tax authority issued a decree providing for a tax amnesty program, which allows for the settlement of previously issued tax assessments. CEMEX decided to take advantage of the benefits of this program, resulting in the settlement of a significant portion of the existing fiscal tax assessments of prior years. As a result of the program, as of December 31, 2008, CEMEX’s total existing tax assessments amount to Ps49. CEMEX has appealed these tax assessments before the Mexican federal tax court, and the appeals are pending resolution.

•

As of December 31, 2008, the Philippine Bureau of Internal Revenue had assessed CEMEX’s indirect subsidiaries in the Philippines for deficiency taxes covering prior tax years amounting to approximately 1,994 million Philippine pesos (approximately US$42 or Ps577). These tax assessments result primarily from disallowed determination of certain tax benefits from 1999 to 2001. The affected companies have appealed the resolutions that have not been favorable. Tax credits are currently on appeal before the Court of Tax Appeals (“CTA”). CEMEX’s subsidiaries filed a motion with the CTA, requesting that the court hold CEMEX’s subsidiaries not liable for the alleged income tax liabilities. As of December 31, 2008, resolution of the aforementioned motion is still pending. Regardless the procedures before the CTA, the subsidiaries involved decided to apply for, and avail themselves of, the Philippine tax amnesty program for tax credits related to 2005 and prior years. The subsidiaries delivered all the necessary documents and fully paid the amnesty tax according to the implementing regulations. The availment of the amnesty made the subsidiaries immune from tax credits assessed for 2005 and prior years. According to a CTA resolution in a similar case, in view of the taxpayer’s compliance with the tax amnesty, the court considered the pending tax assessment case closed and terminated, and the tax deficiencies extinguished.

•

In November 2008, AMEC/Zachary, the general contractor for the expansion program in Brooksville, Florida, filed a lawsuit against a subsidiary of CEMEX in the United States, alleging delay damages, seeking an equitable adjustment to the contract and payment of change orders. In its claim, AMEC/Zachary is seeking US$60 (Ps824) as compensation. CEMEX filed a counterclaim against AMEC/Zachary. At this stage in the proceedings, it is not possible to assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

•

On July 13, 2007, the Australian Takeovers Panel published a declaration of unacceptable circumstances, which mentioned that CEMEX’s May 7, 2007 announcement that stated it would allow Rinker stockholders to retain the final dividend of 0.25 Australian dollar per share constituted a departure from CEMEX’s announcement on April 10, 2007 which said that its offer of 15.85 dollars per share was its “best and final offer.” The Panel ordered CEMEX to pay compensation of 0.25 Australian dollars per share to Rinker stockholders who sold their shares during the period from April 10 to May 7, 2007, net of any purchases that were made. CEMEX believes that the market was fully informed by its announcement made on April 10, 2007, and notes that the Takeovers Panel has made no finding that CEMEX breached any law. On September 27, the Review Panel made an order staying the operation of the orders until further notice pending CEMEX’s application for judicial review of the Panel’s decision. The hearings in the Federal Court of Australia concluded in May 2008 without a resolution. Although there is insufficient information about the exact amount, CEMEX estimates that the amount it would have to pay if the Panel’s orders were affirmed could be approximately 15 millions of Australian dollars (US$11 or Ps146).

•

On January 2, 2007, the Polish Competition and Consumers Protection Office (the “Protection Office”) notified CEMEX Polska, a subsidiary in Poland, about the initiation of an antitrust proceeding against all cement producers in the country, which include CEMEX’s subsidiaries CEMEX Polska and Cementownia Chelm. The Protection Office alleges that there was an agreement between all cement producers in Poland regarding prices, market quotas and other sales conditions of cement, and that the producers exchanged confidential information, all of which limited competition in the Polish market of cement. On January 22, 2007, CEMEX Polska filed its response to the notification, denying firmly that it had committed the practices listed by the Protection Office, and submitted formal comments and objections gathered during the proceeding, as well as facts supporting its position and proving that its activities were in line with competition law. The Protection Office extended the date of the completion of the antitrust proceeding until December 20, 2008, and it is expected that there will be a further extension due to the fact that in November, the Protection Office delivered a new list of questions regarding the period 1998-2008. According to Polish competition law, the maximum fine could reach up to 10% of the total revenues of the fined company for the calendar year preceding the imposition of the fine. The estimated penalty applicable to the Polish subsidiaries would amount to approximately 118 million Polish zlotys (US$35 or Ps481). As of the date of these financial statements, CEMEX considers there are no justified grounds to expect fines to be imposed on CEMEX Polska. Nevertheless, at this stage of the proceeding it is not possible for CEMEX to predict that there would not be an adverse result in the investigation.

•

In August 2005, a lawsuit was filed against a subsidiary of CEMEX Colombia, claiming that it was liable along with the other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix concrete producers in Colombia, for the premature distress of the roads built for the mass public transportation system in Bogotá using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs allege that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs seek the repair of the roads and estimate that the cost of such repair will be approximately US$45 (Ps618). In December 2006, two ASOCRETO officers were formally accused as participants (determiners) in the execution of a state contract without fulfilling all legal requirements thereof. In November 2007, a judge dismissed an annulment petition filed by ASOCRETO’s officers. This decision was appealed. On January 21, 2008, CEMEX Colombia was subject to a judicial order, issued by the court, sequestering a quarry called “El Tujuelo”, as security for a possible future money judgment to be rendered against CEMEX Colombia in these proceedings. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required to deposit with the court in cash 337,800 million of Colombian pesos (US$150 or Ps2,061), instead of being allowed to post an insurance policy to secure such recovery. CEMEX Colombia asked for reconsideration, and the court allowed CEMEX to present an insurance policy. Nevertheless, CEMEX appealed this decision, in order to reduce the amount of the insurance policy, and also requested that the guarantee be covered by all defendants in the case. The measure does not affect the normal activity of the quarry. At this stage, we are not able to assess the likelihood of an adverse result or the potential damages which could be borne by CEMEX Colombia.

•

During 2001, the Ministry of Finance (“MOF”) of Taiwan, in response to the claim of five Taiwanese cement producers, initiated a formal anti-dumping investigation involving imported gray Portland cement and clinker from the Philippines and South Korea. In July 2002, the MOF gave notice of a cement and clinker import duty, from imports on South Korea and the Philippines, beginning in July, 2002. The imposed tariff was 42% on imports from APO and Solid. In September 2002, these entities appealed the anti-dumping duty before the Taipei High Administrative Council (“THAC”). CEMEX did not appeal this resolution, which became final. The anti-dumping duty order is subject to review by the government after five years following its imposition to verify if conditions of harm to the local industry have changed and, if applicable, the government may revoke the anti-dumping duty. As a result of a request from the defendants in April 2007, the MOF initiated an investigation to evaluate if the order shall continue or be revoked at the end of the fifth year. On May 5, 2008, CEMEX received a resolution from the MOF, stating that the anti-dumping duty imposed on gray Portland cement and clinker imports from the Philippines and South Korea will be terminated starting May 5, 2008.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

•

In 1990, the United States Department of Commerce imposed an anti-dumping duty order on imports of gray Portland cement and clinker from Mexico. As a result, since that year and until April 3, 2006, CEMEX paid anti-dumping duties for cement and clinker exports to the United States at rates that fluctuated between 37.49% and 80.75% over the transaction amount, and beginning in August 2003, anti-dumping duties were paid at a fixed rate of approximately 52.4 U.S. dollars per ton, which decreased to 32.9 U.S. dollars per ton starting in December, 2004 and to 26.3 U.S. dollars per ton in 2005. In January 2006, the Mexican and the United States governments reached an agreement that brought to an end the dispute over anti-dumping duties on Mexican cement exports to the United States. According to the agreement, restrictions imposed by the United States were eased during a three-year transition period and will be completely eliminated in early 2009, allowing cement from Mexico to enter the U.S. without duties or other limits on volumes. During the transition period, the anti-dumping duty was reduced to 3 U.S. dollars per ton, and imports were subject to volume limitations of up to 3 million tons of Mexican cement per year. This amount may be increased in response to market conditions, subject to a maximum increase per year of 4.5%. During the second year the amount increased 2.7%, while in the third year the amount decreased 3.1%. Quota allocations to entities that import Mexican cement into the U.S. was made on a regional basis. As a result of this agreement, CEMEX received a cash refund associated with the pre-January 2006 anti-dumping duties of approximately US$111 (Ps1,299) and eliminated a provision of approximately US$65, both of which were recognized in 2006 within “Other expenses, net.”

C) OTHER CONTINGENCIES FOR LEGAL PROCEDURES

In addition, there are certain legal proceedings in which a negative resolution for CEMEX may represent the revocation of operating licenses or the assessment of fines, in which case CEMEX would experience a decrease of future revenues, an increase in operating costs or a loss. Nevertheless, as of the date of these financial statements, in some cases, it is not possible to quantify the impact. As of December 31, 2008, the most significant cases are the following:

•

Pursuant to amendments to the Mexican income tax law, which became effective on January 1, 2005, Mexican companies with investments in entities incorporated in foreign countries which income tax liability is less than 75% of the income tax that would be payable in Mexico, are required to pay taxes in Mexico on indirect revenues, such as dividends, royalties, interest, capital gains and rental fees obtained by such foreign entities, provided that the revenues are not derived from entrepreneurial activities in such countries. CEMEX filed two motions in the Mexican federal courts challenging the constitutionality of the amendments. In September, 2008, the Supreme Court of Justice ruled the amendments constitutional for tax years 2005 to 2007. Since the Supreme Court’s decision does not pertain to an amount of taxes due or other tax obligations, CEMEX will self-assess any taxes due through the submission of amended tax returns. CEMEX has not yet determined the amount of tax or the periods affected. As of December 31, 2008, based on a preliminary estimate, CEMEX believes this amount will not be material, but no assurance can be given that additional analysis will not lead to a different conclusion. If the tax authorities do not agree with CEMEX’s self-assessment of the taxes due for past periods, they may assess additional amounts of taxes past due, which may be material and may impact CEMEX cash flows

•

During the period from November 4 to 6, 2008 officers from the European Commission (“EC”) assisted by local officials, conducted an unannounced inspection at CEMEX’s offices in the United Kingdom and in Germany. It is understood that EC officials carried out unannounced inspections at the premises of other companies in the cement and related products industry in several European Community member states. The EC alleges that CEMEX may have participated in anti competitive agreements and/or in abusive conduct, in breach of agreements of the EC and/or the European Economic Area. Investigations are extended to several markets in the world, particularly within the European Community. In the event that allegations are substantiated, CEMEX’s subsidiaries which operate in the EU may be subject to significant penalties. CEMEX fully cooperated and will continue to cooperate with the EC officials in connection with the inspection.

•

In connection with the sale to CEMEX España of non-Venezuelan assets of CEMEX Venezuela, which is detailed in note 10A, on June 13, 2008, the Venezuelan securities authority initiated an administrative proceeding against CEMEX Venezuela, claiming that the company did not sufficiently inform its shareholders and the securities authority in connection with the transfer of the non-Venezuelan assets. The Venezuelan authority determined that CEMEX Venezuela did not comply with its disclosure obligations and imposed fines on the company, which CEMEX considered not to be material and requested that the attorney general’s office review the case to determine if such non-disclosure also constituted a crime.

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A Latvian environmental protection organization initiated a court administrative proceeding against the decision made by the Environment State Bureau (“the Bureau”) to amend the environmental pollution permit for CEMEX’s cement plant in Latvia. On June 5, 2008, the court issued a judgment which revoked the renewal of the permit stating that there was no public inquiry according with regulations. The judgment was appealed by the Bureau and CEMEX before the Court of Appeal and the court will hear the case on February 24, 2009. The appellate procedure will not suspend the operation of the permit which will remain valid throughout the court proceedings, allowing CEMEX to continue its activities. The permit subject to the proceeding was issued for the existing cement line, which will be fully replaced by a new cement line currently under construction.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

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CEMEX Construction Materials Florida, LLC (previously Rinker Materials of Florida, Inc.), one of CEMEX’s subsidiaries in the United States, holds one federal quarry permit and is the beneficiary of one of ten other federal quarrying permits granted for the Lake Belt area in South Florida, which cover one of CEMEX’s largest aggregate quarries in that region. On March 22, 2006, the U.S. District Court for the Southern District of Florida issued a ruling in connection with litigation brought by environmental groups concerning the manner in which the permits were granted. Although not named as a defendant, CEMEX Construction Materials Florida has intervened in the proceedings to protect its interests. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the relevant governmental agencies in connection with the issuance of the permits. The judge remanded the permits to the relevant governmental agencies for further review. The judge also conducted further proceedings to determine the activities to be permitted during the review period. In July 2007, the judge issued a ruling that halted quarrying operations at three non-Rinker quarries. The judge determined to leave in place CEMEX’s Lake Belt permits in operations until the government agencies conclude their review. CEMEX Construction Materials Florida and other producers involved have appealed the judge’s resolutions. In a May 2008 ruling, the federal appellate court determined that the district court judge did not apply the proper standard of review to the permit issuance decision of the governmental agency, vacated the district court’s prior order, and remanded the proceeding to the district court to apply the proper standard of review. This review remains pending before the district court judge. If the Lake Belt permits were ultimately removed or quarrying operations under them restricted, CEMEX would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely increase CEMEX’s operating costs in the United States.

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In April 2006, the cities of Kastela and Solin in Croatia published their respective Master (physical) Plans defining the development zones within their respective municipalities, adversely impacting the mining concession granted to a CEMEX’s subsidiary in Croatia, by the Government of such country in September 2005. In May 2006, CEMEX filed several lawsuits in different courts seeking a declaration of its rights and demanding the prohibition of the implementation of the Master Plans. The municipal courts in Kastela and Solin have issued first instance judgments dismissing the possessory actions presented by CEMEX. These resolutions have been appealed. These cases are currently under review by the courts and applicable administrative entities in Croatia, and it is expected that these proceedings will continue for several years before resolution. Meanwhile, the administrative court in Croatia issued a favorable resolution for CEMEX, validating the legality of the mining concession granted by the Government of Croatia. This decision is final. Currently, it is difficult to determine the impact borne by CEMEX as a result of the resolution of the Kastela and Solin litigations.

In addition to the above, as of December 31, 2008, there are various legal proceedings of minor impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damages; 3) indemnification claims relating to acquisitions; 4) claims to revoke permits and/or concessions; and 5) other diverse civil actions. CEMEX considers that in those instances in which obligations have been incurred, CEMEX has accrued adequate provisions to cover the related risks. CEMEX believes these matters will be resolved without any significant effect on its business.

Likewise, as of December 31, 2008, the tax returns submitted by some subsidiaries of CEMEX located in several countries are under ordinary review by the respective tax authorities in the ordinary course of business. CEMEX cannot anticipate if such reviews will result in new tax assessments, which, should any exist, would be appropriately disclosed and/or recognized in the financial statements.

21. RELATED PARTIES

All significant balances and transactions between the entities that constitute the CEMEX group have been eliminated in the preparation of the consolidated financial statements. These balances with related parties result primarily from: (i) the sale and purchase of goods between group entities; (ii) the sale and/or acquisition of subsidiaries’ shares within the CEMEX group; (iii) the invoicing of administrative services, rentals, trademarks and commercial name rights, royalties and other services rendered between group entities; and (iv) loans between related parties. Transactions between group entities are conducted on arm’s length terms based on market prices and conditions.

The definition of related parties includes entities or individuals outside the CEMEX group, which, pursuant to their relationship with CEMEX, may take advantage of being in a privileged situation. Likewise, this applies to cases in which CEMEX may take advantage of such relationships and obtain benefits in its financial position or operating results. CEMEX’s transactions with related parties are executed under market conditions. CEMEX has identified the following transactions between related parties:

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Mr. Bernardo Quintana Isaac, a member of the board of directors at CEMEX, S.A.B. de C.V., is the current chairman of the board of directors of Empresas ICA, S.A.B. de C.V. (“Empresas ICA”), and was its chief executive officer until December 31, 2006. Empresas ICA is one of the most important engineering and construction companies in Mexico. In the ordinary course of business, CEMEX extends financing to Empresas ICA in connection with the purchase of CEMEX’s products, on the same credit conditions that CEMEX awards to other customers.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

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In the past, CEMEX extended loans of varying amounts and interest rates to its board members and top management executives, which were fully paid in 2006. As of December 31, 2008 and 2007, there are no loans between CEMEX and board members or top management executives.

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For the years ended December 31, 2008, 2007 and 2006, the aggregate amount of compensation paid by CEMEX, S.A.B de C.V. and subsidiaries to its board of directors, including alternate directors and top management executives, was approximately US$28 (Ps314), US$31 (Ps339) and US$41 (Ps480), respectively. Of these amounts, approximately US$12 (Ps134) in 2008, US$14 (Ps153) in 2007 and US$14 (Ps164) in 2006, were paid as compensation plus performance bonuses, while approximately US$16 (Ps179) in 2008, US$17 (Ps186) in 2007 and US$27 (Ps316) in 2006, corresponded to payments under the long-term incentive program for the purchase of restricted CPOs.

22. SUBSEQUENT EVENTS

On January 27, 2009, CEMEX and its creditors agreed to extend a portion of its short-term debt, by means of which, considering an exchange rate of 13.74 Mexican pesos per dollar as of December 31, 2008, approximately Ps27,288 (US$1,986) of such short-term debt will mature in the year 2010 and approximately Ps14,537 (US$1,058) will mature in the year 2011. The aforementioned is the successful completion of a global refinancing plan announced in December 2008, which intended to: a) negotiate new long-term syndicated facilities to replace existing short-term bilateral credits, b) extend the maturity by one year of a portion of the US$3,000 syndicated loan related to the acquisition of Rinker, which matures in December 2009 and; c) amend the leverage ratio, among other conditions, of certain existing syndicated loan facilities. The last objective was concluded on December 19, 2008 (note 11A).

In January 2009, in connection with the legal proceeding detailed in note 20C respecting to the review process of CEMEX’s extraction permits covering certain aggregates quarries in the Lake belt area in South Florida, the judge appointed to the case issued an order that removed CEMEX’s extraction permits associated with three of such quarries. The order does not limit the processing of the material that has previously been removed from these quarries; consequently, CEMEX’s operations will continue for several months. Likewise, the order does not affect the ongoing operations of the other quarries located in the same area or in the state of Florida.

As of February 3, 2009, in connection with the deposits in margin accounts made with financial institutions as of December 31, 2008 which guarantee obligations incurred through derivative financial instruments (note 11B), and that are presented net with CEMEX’s liabilities with such counterparties, CEMEX agreed with the financial institutions to the settlement of a portion of the obligations. The counterparts received from CEMEX the instruction to withdraw part of the amounts deposited in such margin accounts for an amount of approximately US$392 (Ps5,386), of which approximately US$102 (Ps1,401) refers to active derivative positions (note 11C), while approximately US$290 (Ps3,985) refers to inactive derivative positions (note 11D).

On February 4, 2009, as part of the strategies implemented to maintain its liquidity, CEMEX announced a plan intended to reduce its debt during 2009 by approximately US$3,600 (Ps49,464). It is expected that approximately between US$1,700 (Ps23,358) and US$1,900 (Ps26,106) of the required resources for this reduction will be obtained from the sale of non-strategic assets in several locations around the world. The pertinent negotiations related to these sales are in different stages of progress (unaudited).

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of December 31, 2008, 2007 and 2006

(Millions of Mexican pesos)

23. MAIN SUBSIDIARIES

The main subsidiaries as of December 31, 2008 and 2007, are as follows:

		% interest
Subsidiary	Country	2008	2007
CEMEX México, S. A. de C.V. 1	Mexico	100.0	100.0
CEMEX España, S.A. 2	Spain	99.8	99.8
CEMEX Venezuela, S.A.C.A. 3	Venezuela	—	75.7
CEMEX, Inc. 4	United States of America	100.0	100.0
CEMEX (Costa Rica), S.A.	Costa Rica	99.1	99.1
Assiut Cement Company	Egypt	95.8	95.8
CEMEX Colombia S.A.	Colombia	99.7	99.7
Cement Bayano, S.A.	Panama	99.5	99.5
CEMEX Dominicana, S.A.	Dominican Republic	99.9	99.9
CEMEX de Puerto Rico Inc.	Puerto Rico	100.0	100.0
CEMEX France Gestion (S.A.S.)	France	100.0	100.0
CEMEX Australia Pty. Ltd. 4	Australia	100.0	100.0
CEMEX Asia Holdings Ltd. 5	Singapore	100.0	100.0
Solid Cement Corporation 5	Philippines	100.0	100.0
APO Cement Corporation 5	Philippines	100.0	100.0
CEMEX (Thailand) Co., Ltd. 5	Thailand	100.0	100.0
CEMEX U.K.	United Kingdom	100.0	100.0
CEMEX Investments Limited	United Kingdom	100.0	100.0
CEMEX Deutschland, AG.	Germany	100.0	100.0
CEMEX Austria plc.	Austria	100.0	100.0
Dalmacijacement d.d.	Croatia	100.0	99.2
CEMEX Czech Operations, s.r.o.	Czech Republic	100.0	100.0
CEMEX Polska sp. Z.o.o.	Poland	100.0	100.0
Danubiusbeton Betonkészító Kft.	Hungary	100.0	100.0
Readymix PLC. 6	Ireland	61.7	61.7
CEMEX Holdings (Israel) Ltd.	Israel	100.0	100.0
CEMEX SIA	Latvia	100.0	100.0
CEMEX Topmix LLC, Gulf Quarries LLC, CEMEX Supermix LLC and CEMEX Falcon LLC 7	United Arab Emirates	100.0	100.0

1.	CEMEX Mexico, S.A. de C.V. is the indirect holding company of CEMEX España, S.A. and subsidiaries.
2.	CEMEX España, S.A. is the indirect holding company of all CEMEX’s international operations.
3.	CEMEX Venezuela, S.A.C.A. was expropriated by the Government of Venezuela on August 18, 2008 (note 10A).
4.	CEMEX Inc. is the indirect holding company of 100% of the common stock of Rinker Materials LLC’s equity, while CEMEX Australia Pty. Ltd. is the holding company of 100% of the common stock of Rinker Group Pty Lt.
5.	Represents CEMEX’s indirect interest in the economic benefits of these entities.
6.	Companies listed in the stock exchange of their respective countries.
7.	CEMEX owns 49% of the common stock of these entities and obtains 100% of the economic benefits, through arrangements with other stock holders.